Exhibit 2.1

STAPLES CYPRUS INTERMEDIARY HOLDINGS LIMITED PROMONTORIA HOLDING 192 B.V. STAPLES SOLUTIONS B.V. AND STAPLES, INC.
SALE AND PURCHASE AGREEMENT REGARDING ISSUED SHARES IN THE CAPITAL OF STAPLES SOLUTIONS B.V.

Certain schedules hereto have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company hereby agrees to supplementally furnish to the SEC upon request any omitted schedule.

CONTENTS
Clause
1.    Definitions and Interpretation
2.    Sale and Purchase
3.    Consideration and Payment
4.    Certain Financial Covenants
5.    Conditions Precedent
6.    Completion
7.    Legal Entity Restructuring
8.    Transition Committee
9.    Wrong Pocket
10.    Other Carve-Out Matters
11.    Pre-Completion Actions and Conduct
12.    Other Obligations and Covenants
13.    Seller's Warranties
14.    Tax Matters
15.    Purchaser's Warranties, Covenants, Acknowledgements
16.    Employees, Benefits and Pensions
17.    Specific Indemnities
18.    Additional Indemnities
19.    Guarantee by Staples, Inc.
20.    No Withholding
21.    Announcements and Confidentiality
22.    Costs
23.    Entire Agreement

i

24.    General
25.    Assignment and Third Party Rights
26.    Notices
27.    Termination
28.    Applicable Law and Arbitration
29.    Counterparts
30.    No Recourse
31.    Set-Off
32.    Specific Performance
Schedule 1 Group Companies
Part A Group Companies
Part B Directors and Officers
Schedule 2 Completion Accounts
Part A Preparation of Completion Accounts
Part B Pro Forma Completion Accounts
Part C Completion Statement
Schedule 3 Historical Financial Statements
Schedule 4 Accounting and Adjustment Policies
Schedule 5 Bankruptcy Remote Schedule
Schedule 6 Financial Months
Schedule 7 Legal Entity Restructuring
Schedule 8 Transition Committee Matters
Schedule 9 Shareholders' Agreement
Schedule 10 New Target Articles
Schedule 11 Current Insurances

ii

Schedule 12 Specified Actions
Schedule 13 Completion Actions
Schedule 14 Permitted Actions
Schedule 15 Project Fast Projections
Schedule 16 Seller's Warranties
Schedule 17 Limitation of Liability
Schedule 18 Specified Employees
Schedule 19 Deed of Transfer
Schedule 20 Notary Letter
Schedule 21 Data Room Indexes
Schedule 22 Properties
Part A Owned Real Property
Part B Material Leased Property
Part C Non Material Leases
Schedule 23 Equity Commitment Letter
Schedule 24 Transitional Services Agreement
Schedule 25 IP Licence Agreement
Schedule 26 Global Accounts Agreement
Schedule 27 Tax Matters
Schedule 28 Intellectual Property Rights
Part A Transferring IP
Part A1 Trademarks Already Vested in the Group Companies
Part A2 Trademarks to be Assigned by the Seller to the Group Companies
Part A3 Domain Names Registered in the Name of Group Companies
Part A4 Domain Names to be Assigned by the Seller to the Group Companies

iii

Part A5 Design Rights / Patents To Be Assigned by the Seller to the Group Companies
Part A6 Social Media Accounts and Mobile Applications
Part B Retained IP
Part C Licensed IP
Schedule 29 Migration
Schedule 30 Specified Software
Schedule 31 Restricted Territory Countries
Schedule 32 Litigation Liabilities
Schedule 33 Multi-Channel Employees
Schedule 34 Specified Projects
Part A Specified UK Project
Part B Specified German Project
Schedule 35 Certain Indemnified Matters
Schedule 36 Certain Accounting Matters
Schedule 37 Real Estate Permitted Actions
Schedule 38 TSA Employees
Schedule 39 Reserved Matter
Schedule 40 Actual Knowledge
Part A Purchaser’s Knowledge
Part B Seller Knowledge Parties
Part C Additional Seller Knowledge Parties
Schedule 41 Specified Incentive Arrangements
Part A Specified Incentive Arrangements
Part B Indebtedness of Specified Incentive Arrangements
Schedule 42 Certain Litigation Liabilities

iv

Part A Definitions
Part B Retained and Shared Liabilities
Part C Assumed Liabilities
Part D Specified Claims
Part E Purchaser Conduct
Part F Seller Conduct
Part G Seller Consent
Schedule 43 Pension Amount
Part A Estimated Pension Amount
Part B Pension Amount
Schedule 44 Insolvent
Schedule 45 Prohibited Third Party Buyers
Schedule 46 Additional Specified Actions
Schedule 47 Specified Global Accounts
Schedule 48 Staples European Leadership Team
Schedule 49 Salary Threshold
Schedule 50 Specified Proceedings
Schedule 51 Specifically Indemnified Matters
Schedule 52 Notices
Schedule 53 Material Customers and Suppliers
Part A Material Customers
Part B Material Suppliers
Schedule 54 Material Benefit Plans

v

THIS AGREEMENT is made on 2 February 2017
AMONG:

(1)
STAPLES CYPRUS INTERMEDIARY HOLDINGS LIMITED, a limited liability company incorporated under the laws of Cyprus, having its registered office at 2 Makarios Ave., Atlantis Building, 2nd Floor, Office 201, 4000 Mesa Geitonia, Limassol, Cyprus under registration number 255431 (the "Seller");

(2)
PROMONTORIA HOLDING 192 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under Dutch law, having its seat (statutaire zetel) in Baarn, the Netherlands and its registered office at Oude Utrechtseweg 32, 3743 KN Baarn, the Netherlands, and registered with the Dutch Commercial Register (Handelsregister) under number 66662478 (the "Purchaser");

(3)
STAPLES SOLUTIONS B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid), incorporated under Dutch law, having its seat (statutaire zetel) in Amsterdam, the Netherlands and its registered office at Hoogoorddreef 62, 1101 BE, Amsterdam, the Netherlands, and registered with the Dutch Commercial Register (Handelsregister) under number 67397956 (the "Target"); and

(4)	STAPLES, INC., a Delaware corporation, having its principal place of business at 500 Staples Drive, Framingham, Massachusetts, MA 01702, the United States of America (the "Guarantor").
The Seller, the Purchaser, the Target and the Guarantor are individually referred to as a "Party" and together as the "Parties".
WHEREAS:

(A)	the Seller currently owns and operates, directly or indirectly through one or more members of the Seller's Group, the Divestment Business;

(B)	prior to the Signing Date, the Seller's Group effectuated the UK Retail Separation in accordance with the UK Retail Separation Documents;

(C)
prior to Completion, all obligations of the Group Companies under the UK Retail Separation Documents (excluding, for the avoidance of doubt, confidentiality obligations and similar negative obligations) shall have been performed in full;

(D)
prior to Completion, the Seller shall, or shall cause the Seller's Group to, effectuate the Legal Entity Restructuring in accordance with Schedule 7 (Legal Entity Restructuring), the Legal Entity Restructuring Documents, and the terms of this Agreement, pursuant to which the Divestment Business will be contributed to the Target;

(E)	the Seller is currently, and at Completion will be, the sole legal and beneficial owner of all the issued and outstanding shares in the capital of the Target (the "Shares") and currently owns, and will at Completion own, directly or indirectly, all of the issued and outstanding shares in each of the Group Companies, with the exception of the Specified Shares;

(F)
the employee representatives consultation and information procedures (as applicable) required pursuant to (i) the French labour code, (ii) the Staples European Works Council Agreement, (iii) the Merger Code 2015 (SER-besluit Fusiegedragsregels 2015), and (iv) any similar Laws in other relevant jurisdictions to the extent relevant to the Transactions have all been completed on or prior to the date hereof;

(G)	at Completion, on the terms and subject to the conditions set out in the Transaction Documents:

i.
Cerberus European Investments, LLC, or one of its Affiliates, acting on behalf of certain funds or managed accounts to be designated by it, shall cause to be invested EUR 50,000,000 (fifty million Euros) into the Purchaser in exchange for 100% (one hundred percent) of the issued and outstanding shares of the Purchaser;

ii.	the Seller shall, or shall cause another member of the Seller's Group to, provide funding to procure that the Group Companies have available an amount equal to the Completion Unrestricted Cash Amount;

iii.
the Seller shall sell and transfer 85% (eighty-five percent) of the Shares ("Acquisition Shares") (which percentage shall be reduced when taking into account any equity interests of the Target issued under any management equity incentive plan when implemented) and 100% (one hundred percent) of the Preferred Equity of the Target, in each case free and clear of all Encumbrances, to the Purchaser in exchange for receipt of the Purchase Consideration from the Purchaser;

iv.
the Seller shall retain 15% (fifteen percent) of the Shares (which percentage shall be reduced when taking into account any equity interests of the Target issued under any management equity incentive plan when implemented);

v.	the Seller, the Purchaser, the relevant Seller Affiliates and/or the relevant Purchaser Affiliates, as applicable, will enter into the other Transaction Documents; and

(H)
on or following Completion, one or more of the Group Companies are expected to enter into a lending arrangement with a Third Party debt provider and draw an estimated initial amount of EUR 50,000,000 (fifty million Euros) to finance general working capital needs of the Group (including fees, costs and expenses relating to such financing) (together with any amendments to (and any increase, extension or refinancing of) any such financing, the "New Indebtedness Financing").

IT IS AGREED as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	In this Agreement:

"Accounting and Adjustment Policies" means the Accounting and Adjustment Policies and procedures set out in Schedule 4 (Accounting and Adjustment Policies).
"Accounts Relief" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Acquired Assets" has the meaning given in paragraph 6.1 of Schedule 16 (Seller's Warranties).
"Acquisition Shares" has the meaning given in Recital (G)iii.
"Action" means any demand, action, suit, claim, complaint, audit, countersuit, arbitration, proceeding or investigation by or before any Governmental Authority or any arbitration or mediation tribunal, whether civil, criminal, administrative or investigative.
"Actual Knowledge" means (a) in respect of the Purchaser's knowledge, the actual personal knowledge of the persons set forth on Part A (Purchaser’s Knowledge) of Schedule 40 (Actual Knowledge), in each case, being deemed to have made due and careful inquiry of each lead Representative of each reporting due diligence team of the Purchaser; and (b) in respect of the Seller's knowledge, the actual personal knowledge of the persons set forth on Part B (Seller Knowledge Parties) of Schedule 40 (Actual Knowledge) (together, the "Seller Knowledge Parties") in each case, being deemed to have made due and careful inquiry of (x) each of the members of the Staples European Leadership Team and (y) the lead Representative of each of the Seller's due diligence teams. For the purpose of the Warranties set forth in paragraphs 7 to 9 (inclusive) of Schedule 16 (Seller’s Warranties), the Seller Knowledge Parties shall also include the persons set forth on Part C (Additional Seller Knowledge Parties) of Schedule 40 (Actual Knowledge).
"Actual Tax Liability" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Actual Unrestricted Cash Amount" means the Unrestricted Cash Amount as at the Measurement Time. For the avoidance of doubt, Actual Unrestricted Cash Amount shall include any Unrestricted Cash funded to the Target pursuant to Clause 4.2.
"Affiliate" means, with respect to any specified Person, any other person directly or indirectly Controlling, Controlled by, or under direct or indirect common Control with such specified Person as of the date on which, or at any time during the period for which, the determination of affiliation is being made; provided that:

(a)	with respect to the Seller or any member of the Seller's Group, in respect of any period commencing after Completion, Affiliate shall not include the Group Companies; and

(b)
with respect to the Purchaser the term Affiliate shall not include (i) Cerberus Capital Management, L.P. or any of its affiliated management and advisory entities, (ii) any funds or accounts managed by Cerberus Capital Management, L.P. or any of its Affiliates, or (iii) any portfolio companies of any Person set forth in (ii), or any of their respective partner(s), trustee(s), nominee(s), custodian(s), operator(s) and members, manager(s), directors, officers or any other person Controlled by or under common control with any of them.
"Affiliate Agreements" has the meaning given in paragraph 19 of Schedule 16 (Seller's Warranties).
"Agreement" means this agreement including all the Recitals and Schedules hereto.
"Anti-Bribery Laws" means the US Foreign Corrupt Practices Act of 1977 (FCPA), any rules and regulations thereunder, the UK Bribery Act 2010 (s.23) and any similar Laws in any other jurisdiction.
"Assessment" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Asset" means any properties, assets, claims, causes of action, Contracts, rights, interests, privileges, expectations and businesses of every kind, character and description, whether real, personal or mixed, tangible or intangible, whether accrued, contingent or otherwise, and wherever located.
"Audited Carve-Out Financial Statements" has the meaning given in Clause 12.9.3.
"Benefit Plans" has the meaning given in paragraph 10.1 of Schedule 16 (Seller's Warranties).
"Bringdown Fundamental Warranties" means the Warranties contained in paragraphs 1.1, 1.4, 1.5 (other than 1.5.2), 1.6 (but only in so far as it relates to any trademark or service mark containing the word 'Staples' and any translation or derivative thereof), 1.7, 1.8, 2 and 11.5 of Schedule 16 (Seller's Warranties).
"Business" means any trade, development, production, manufacture, sourcing, advertising, marketing, sale (through any channel), distribution, licensing or any other type of business whatsoever carried on in (or with effects in) the Restricted Territory.
"Business Day" means a day (excluding Saturdays and Sundays) on which banks are open for general non-automated business in New York, New York in the United States, Amsterdam, the Netherlands and Nicosia, Cyprus.
"Cash" means as of a given date and time currency on hand and balances on deposit with banks as of such given date and time, including inbound transfers and deposits in transit, less outbound transfers and outstanding checks as of such date and time, of the Group Companies, expressed in Euro, but excluding any amount of cash paid into any Group Company (i) pursuant to paragraph (C) of the definition of Material Adverse Effect applies, (ii) to remedy a failure to comply with, or perform, any Material Covenant pursuant to Clause 5.4.4, or (iii) to ensure that such Group Company will not be Insolvent.
"Cash Excess" has the meaning given in Clause 4.5.

"Cash Shortfall" has the meaning given in Clause 4.4.
"Certain Litigation Liabilities Amount" has the meaning given in Schedule 42 (Certain Litigation Liabilities).
"Change of Control Effect" means, in respect of any Contract with any Third Party to which any Group Company is a party, that the Transactions result in (i) a material breach of such Contract by such Group Company, (ii) a right being granted to such Third Party to terminate or cancel (with or without notice), or require payment or acceleration of any obligation under, such Contract (or, to the extent such right has already been granted but is conditional, such right becoming unconditional), (iii) any other right being granted to such Third Party over, or in respect of, such Group Company (or, to the extent such right has already been granted but is conditional, such right becoming unconditional), (iv) the loss of any right or benefit of such Group Company under such Contract, (v) any obligation being imposed on such Group Company, or (vi) any Encumbrances upon any of the Assets of such Group Company.
"Claim" means a claim under or in connection with this Agreement.
"Claim Threshold" has the meaning given in paragraph 2.1.1 of Schedule 17 (Limitation of Liability).
"Classified Data Room" means the electronic data room provided by Merrill Corporation named "Fortitude 2016 (Classified)".
"Competing Business Acquisition" has the meaning given in Clause 12.5.3(d).
"Competing Business Acquisition Date" means the date on which the acquisition of the relevant Competing Business Acquisition Target has been consummated.
"Competing Business Acquisition Documents" has the meaning given in Clause 12.5.3(d).
"Competing Business Acquisition Target" means any Person, group of companies, assets, trade or business, in each case where any part of such Person, group of companies, assets, trade or business constitutes a Competing Target Business in the Restricted Territory.
"Competing Business Offer Notice" has the meaning given in Clause 12.5.3.
"Competing Business Response Notice" has the meaning given in Clause 12.5.4.
"Competing Business Revenues" means the revenues of the Competing Target Business for the Relevant Period.
"Competing Target Business" means any Business which competes with all or any part of the Divestment Business: (i) as currently carried on; (ii) as currently contemplated to be carried on by the Seller's Group following Completion; or (iii) any business that is adjunct to the Divestment Business as set forth in paragraphs (i) and (ii) or a natural extension thereof.
"Competition Condition" has the meaning given in Clause 5.2.1.
"Completion" means the time at which each of the following shall have occurred (i) payment of the Purchase Consideration to the Seller (by virtue of the Notary holding the Purchase Consideration on behalf of the Seller in accordance with the Notary Letter), (ii) the transfer of the Acquisition Shares and the Preferred Equity to the Purchaser in accordance with this Agreement, and (iii) the Parties shall have satisfied the Conditions and, as applicable, provided the deliverables set forth in paragraphs 2.1.3 (to the extent it relates to the Acquisition Shares or any Transferred Equity Interests), 3.1.1 and 4-7 on Schedule 13 (Completion Actions).
"Completion Accounts" means a consolidated balance sheet of the Group as at the Measurement Time, prepared in accordance with, as applicable, the Accounting and Adjustment Policies, Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts) and the definitions and in the format set out in Part B (Pro Forma Completion Accounts) of Schedule 2 (Completion Accounts), as agreed or determined in accordance with paragraph 1.3 Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts).
"Completion Date" means the date on which Completion actually occurs, which shall be:

(a)	25 February 2017; or

(b)	such later date as agreed between the Seller and the Purchaser in writing, which shall in any event be no later than the Long Stop Date.
"Completion Non-Cash Working Capital Amount" means the Non-Cash Working Capital as at the Measurement Time.
"Completion Statement" means a statement substantially in the form set forth on Part C (Completion Statement) of Schedule 2 (Completion Accounts), as agreed or determined in accordance with paragraph 1.3 Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts).
"Completion Unrestricted Cash Amount" has the meaning given in Clause 4.2.
"Compliant Financial Statements" has the meaning given in paragraph 3.5 of Schedule 16 (Seller's Warranties).
"Conditions" means the conditions precedent set out in Clause 4 (Conditions Precedent).
"Confidential Business Information" means all Confidential Information relating to the Divestment Business, including commercial, financial, strategic, operational, managerial,

technical, environmental and legal information, and information and analyses concerning facilities, working processes, products/services, personnel, IP/IT, production methods, sales data and strategies, research and development, knowhow, inventions, purchase, bookkeeping, price policy, suppliers and customers, marketing information and strategies, distribution networks and strategies, and information about the conception of the products concerning technical details and design.
"Confidential Information" means all non-public, confidential, or proprietary information and trade secrets.
"Contracts" means all licenses, leases, subleases, contracts, agreements, undertakings, commitments, purchase, sale or other orders, indentures, notes, debentures, bonds, mortgages, deeds and other legally binding instruments, obligations and commitments, whether written (including electronically) or oral.
"Control" means the power of a person (or persons acting in concert) to secure that the affairs of another are conducted directly or indirectly in accordance with the wishes of that person (or persons acting in concert) whether by means of:

(a)
in the case of a legal person, being the beneficial owner of more than 50% (fifty percent) of the voting rights in that legal person, or having the right to appoint or remove a majority of the directors (or equivalent) or otherwise control the majority of the votes at board meetings of that legal person by virtue of any powers conferred by the articles of association, any agreement or any other document regulating the affairs of that legal person; or

(b)
in the case of a partnership, having the right to control the composition of or the votes of the majority of the management (or equivalent) of that partnership by virtue of any powers conferred by the partnership agreement or any other agreement or document regulating the affairs of that partnership, and "Controlling" and "Controlled" shall be construed accordingly.
"Damages" means any losses as defined in Section 95 of Book 6 of the Dutch Civil Code, including, for the avoidance of doubt, reasonable fees and expenses of counsel and other costs of defense, investigation and collection, loss of profits, loss of revenue, loss of Contract, loss of claim, loss of goodwill, loss of business opportunity, loss of anticipated savings suffered, diminution in value, settlement payments, awards, judgments, fines, penalties, assessments, deficiencies, or obligations and any Irrecoverable VAT in respect of any aforementioned fees, but in each case excluding punitive loss (except to the extent such damages are payable in a Third Party Claim), and, with respect to the Reserved Matter, such additional Fees, Liabilities and Losses as are more particularly set forth on Schedule 39 (Reserved Matter).
"Damages Payment" has the meaning given in paragraph 8.2.1 of Schedule 17 (Limitation of Liability).

"Data Room Documents" has the meaning given in the definition of Data Rooms.
"Data Rooms" means the Open Data Room (excluding Folder 14 (Additional information provided)) and the Classified Data Room, to which the Purchaser and its advisers have had access from July 19, 2016 until November 30, 2016 and Folder 14 (Additional information provided) of the Open Data Room to which the Purchaser and its advisers have had access from December 4, 2016 until December 7, 2016 for the purpose of conducting their Due Diligence Investigation, which shall be limited to the documents included in the indexes attached as Schedule 21 (Data Room Indexes) (the "Data Room Documents") and a copy of such Data Room Documents shall be delivered as soon as possible after the Signing Date by Merrill Corporation to the Seller and the Purchaser on a suitable electronic storage device.
"Data Security Requirements" means, collectively, all of the following to the extent relating to any personal, sensitive, or confidential information or data (including the collection, use, storage, processing, transfer or disclosure of personal information) or otherwise relating to privacy, security, or security breach notification requirements and applicable to the Group: (i) the Seller's and its Affiliates' own rules, policies, and procedures (whether physical or technical in nature, or otherwise); (ii) any applicable Law; (iii) industry standards applicable to the Group (including the Payment Card Industry (PCI) Data Security Standards); and (iv) Contracts into which the Seller and its Affiliates have entered or by which they are otherwise bound that relate to the Group.
"Deed of Transfer" means the notarial deed of transfer of the Acquisition Shares in the form attached hereto as Schedule 19 (Deed of Transfer).
"Derivative Arrangement" means any Contract to which any Group Company is a party and which is, provides for or includes, a swap, option, hedge, contract-for-the-difference or any other similar derivative arrangement.
"Determination Date" means the date on which the Actual Unrestricted Cash Amount and the Target Amount are agreed or determined in accordance with the provisions of Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts).
"Deutsche Bank Guarantee Facility" means the facility entered into between Staples, Inc. and Deutsche Bank AG, dated 9 October 2009, as most recently amended on 22 August 2016.
"Disclosed", "Disclose" and "Disclosing" mean fairly disclosed before the Signing Date on the face of the Disclosed Information in sufficient detail to enable an experienced buyer assisted by professional advisers to make an informed assessment, provided that, for the avoidance of doubt, no fact, matter or circumstance shall be capable of having been fairly disclosed solely by virtue of (i) any document having been requested by the Purchaser, but not provided by the Seller, as part of the Due Diligence Investigation or (ii) any copy of a document which is expressed to be fully executed not including all of the signatures of the parties to such document.

"Disclosed Information" means (i) the Transaction Documents and (ii) the Data Room Documents.
"Dispute" has the meaning given in Clause 28.2.
"Disputed Items" has the meaning given in paragraph 1.3 of Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts).
"Dispute Notice" has the meaning given in Clause 28.2.
"Dispute Party" has the meaning given in Clause 28.2.
"Dispute Response" has the meaning given in Clause 28.2.
"Divestment Business" means the retail, commercial and online business of the Guarantor and its Affiliates in the European Economic Area (as constituted as at the Signing Date) and Switzerland, excluding the UK Retail Business and the Promotional Products Business.
"Divestment Business Employee" means an employee, board member, executive or contractor of any Group Company, including Specified Employees, who is employed as of the Signing Date, or hired after the Signing Date in accordance with this Agreement, (i) the majority of whose work is attributable to the Divestment Business and/or (ii) who is required for the Group Companies to carry out the Divestment Business on a stand-alone basis in the Ordinary Course, including the Divestment Business Transferred Multi-Channel Employees.
"Draft Completion Statement" has the meaning given in paragraph 1.3 of Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts).
"Due Diligence Investigation" means the due diligence investigation described in Clause 15.3.
"Effective Tax Liability" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Encumbrance" means a mortgage, charge, pledge, usufruct, lien, license, option, attachment, hypothecation, floating charge, other encumbrance or security interest of any kind, or another type of preferential arrangement (including a title transfer or retention arrangement) having similar effect, or any agreement to create any of the above.
"Environment" means all or any of the following media (alone or in combination): (i) air (including the air within buildings and the air within other natural or man-made structures whether above or below ground); (ii) water (including water under or within land or in drains or sewers); and (iii) soil and land and any ecological systems and living organisms supported by any of those media, including man and his property.

"Environmental Law" means any Law or Environmental Permit, relating to: (i) pollution or protection of the Environment (including human health and safety); or (ii) exposure to Hazardous Materials or other contaminants in the Environment.
"Environmental Permits" has the meaning given in paragraph 16.2 of Schedule 16 (Seller's Warranties).
"Equity Commitment Letter" means the irrevocable Equity Commitment Letter from Cerberus Institutional Partners VI, L.P. for the benefit of the Purchaser and the Seller, an executed copy, dated as at the Signing Date, of which is attached hereto as Schedule 23 (Equity Commitment Letter).
"Estimated Completion Statement" has the meaning given in Clause 4.1.
"Estimated Indebtedness Amount" has the meaning given in Clause 4.1.
"Estimated Interim Sales Proceeds Amount" has the meaning given in Clause 4.1.
"Estimated Non-Cash Working Capital Amount" has the meaning given in Clause 4.1.
"Estimated Pension Amount" means the amount detailed on Part A (Estimated Pension Amount) of Schedule 43 (Pension Amount).
"Euro", "EUR" or "€" means the single currency of each member state of the European Union that adopts or has adopted the euro as its lawful currency.
"Event" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Excess Recovery" has the meaning given in paragraph 8.2.4 of Schedule 17 (Limitation of Liability).
"Exchange Rate" means, with respect to the conversion of any currency into another currency on any date, the closing mid-point rate for conversion of such currency into that other currency on such date or, if such date is not a Business Day, on the last Business Day before such date, in each case, as quoted by Bloomberg on such date or such Business Day.
"Excluded Liabilities" means:

(a)
all Liabilities of any member of the Seller's Group or any Group Company or the Purchaser (whether or not such Liabilities (i) accrue in the first instance to any such Person (or any of its legal predecessors in interest) or (ii) arise prior to, on or after Completion) ("Relevant Liabilities"), in each case, to the extent arising out of, relating to or in connection with the ownership, operation, or conduct of the Retained Business prior to, on or after Completion, other than any Liabilities set forth on Part C (Assumed Liabilities) of Schedule 42 (Certain Litigation Liabilities) or obligations of a Group Company where it acts as a counterparty to the Retained Business whether under a Transaction Document or otherwise;

(b)	the Liabilities set forth on Part B (Retained and Shared Liabilities) of Schedule 42 (Certain Litigation Liabilities);

(c)	all Legal Entity Restructuring Liabilities;

(d)	all UK Retail Liabilities;

(e)
except for all Relevant Liabilities under the Specified Benefit Plans and except for the aggregate amount of obligations under the arrangements defined in paragraph 2 of Part A (Specified Incentive Arrangements) of Schedule 41 (Specified Incentive Arrangements), all Relevant Liabilities in respect of any Specified Incentive Arrangements, Seller Benefit Plans or any other Pension Plans but in respect of such other Pension Plans only to the extent that the event giving rise to such liabilities occurred prior to the Completion Date;

(f)
all Relevant Liabilities arising out of, relating to or in connection with any infringement, misappropriation, dilution or violation of a Third Party's Intellectual Property Rights by any Group Company, in each case to the extent resulting from the design, manufacture, advertising, marketing, sale or use of any product of the Divestment Business but in the case of Relevant Liabilities arising after Completion, excluding (i) any Relevant Liabilities that arise as a result of such product not having been designed, manufactured, advertised, marketed, sold or used by the Group Companies in substantially the same manner as such product was designed, manufactured, advertised, marketed, sold and used by the Group Companies immediately prior to Completion and (ii) any Relevant Liabilities arising where the Divestment Business is reselling any products and such product's branding, design and manufacture was not developed by the Divestment Business or by any member the Seller's Group;

(g)
all Relevant Liabilities arising out of, relating to or in connection with any member of the Seller Group's or any Group Company's collection, receipt, storage, handling, processing, transfer, maintenance, use or disclosure of personal, sensitive or confidential information or data (including payment card data, personally identifiable information, personal health information, and other kinds of sensitive data) prior to Completion;

(h)
all Relevant Liabilities arising under Environmental Laws to the extent arising out of, relating to or in connection with the ownership, operation or conduct of the Divestment Business prior to Completion;

(i)
all Relevant Liabilities arising in connection with the employment and/or the termination of employment of the TSA Employees at any time before, on or after the Completion Date or arising as a result of any failure to comply with TUPE or any other applicable Law in connection with the transfer of the TSA Employees as contemplated Schedule 38 (TSA Employees);

(j)
all Relevant Liabilities arising in connection with the employment and/or the termination of employment of any Multi-Channel Employee who is not allocated to the Divestment Business but who is employed by any Group Company at any time;

(k)
all Relevant Liabilities arising out of, relating to or in connection with any action taken by any Group Company in connection with any Rolling Derivative Arrangement on or prior to the Completion Date pursuant to Clause 12.2.3 and 12.2.4 (excluding, for the avoidance of doubt, any action taken by any Group Company to extend, renew or replace any Rolling Derivative Arrangement after the Completion Date);

(l)	all Inventory Losses and Relevant Liabilities arising out of, relating to or in connection with Matter #1 on Schedule 35 (Certain Indemnified Matters);

(m)
all Relevant Liabilities arising out of, relating to or in connection with any infringement by any Group Company of (i) Matter #2 on Schedule 35 (Certain Indemnified Matters); (ii) Matter #3 on Schedule 35 (Certain Indemnified Matters); or (iii) Matter #4 on Schedule 35 (Certain Indemnified Matters) to the extent arising out of, relating to or in connection with the ownership, operation or conduct of the Divestment Business prior to Completion;

(n)
all Relevant Liabilities arising out of, relating to or in connection with any infringement by any Group Company of: (i) Matter #5 on Schedule 35 (Certain Indemnified Matters); or (ii) Matter #6 on Schedule 35 (Certain Indemnified Matters) to the extent arising out of, relating to or in connection with the ownership, operation or conduct of the Divestment Business prior to Completion;

(o)	all Relevant Liabilities arising out of, relating to or in connection with any Group Company being Insolvent; and

(p)	all Fees, Relevant Liabilities and Losses arising from, relating to or in connection with the Reserved Matter.
"Fees" means all documented fees, costs, expenses and charges of whatever nature.
"Final Holder" has the meaning given in Clause 9.4.1.
"Finance Migration" means the Migration and Separation required to permit the Group Companies to operate and conduct stand-alone finance, accounting, reporting, controlling, compliance, treasury, Tax compliance, Tax structuring and Tax planning and management functions for the Divestment Business to the Migration Standard.
"Financial Month" means each of the periods as set out in Schedule 6 (Financial Months).
"Financing" has the meaning given in Clause 12.8.

"Fundamental Warranties" means the Bringdown Fundamental Warranties and the Non-Bringdown Fundamental Warranties and "Fundamental Warranty" means any of them.
"Global Account" means any customer that purchases (or intends to purchase) products or services in multiple jurisdictions of which at least one is inside and one is outside of the Restricted Territory.
"Global Account Related Contract" means any: (a) Contract between any Group Company and any member of the Seller's Group (other than any Group Company) related to a Global Account; or (b) Contract with an alliance provider related to a Global Account.
"Global Accounts Agreement" means the agreement to be entered into between Staples Contract & Commercial, Inc. and the Purchaser to govern: (a) the servicing and management of current global accounts clients and (b) the terms of cooperation which Staples Contract & Commercial, Inc. and the Group will adhere to for the procurement of future global accounts clients, substantially in the form attached hereto as Schedule 26 (Global Accounts Agreement).
"Global Technology Migration" means the Migration and Separation required to permit the Group Companies to operate and conduct stand-alone information technology functions for the Divestment Business to the Migration Standard.
"Governmental Authority" means, to the extent it has jurisdiction in respect of the relevant matter, any supranational, federal, state, local, provincial, foreign, court, tribunal, arbitral body (public or private), or any other governmental authorities in any jurisdiction, in each case whether judicial, legislative, executive, or regulatory, including any stock exchange and competition authorities.
"Governmental Order" means any order, writ, judgment, injunction, decree, declaration, stipulation, determination or award entered by or with any Governmental Authority.
"Group" means, collectively, the Target and all the other Group Companies.
"Group Bank Account" means a bank account of any Group Company designated by the Purchaser by notice in writing to the Seller at least 5 (five) Business Days prior to Completion.
"Group Company" means the Target or any one of its direct or indirect subsidiaries upon completion of the Legal Entity Restructuring, as listed and further particulars of which are set out in Part A (Group Companies) of Schedule 1 (Group Companies) and "Group Companies" means all of them.
"Guarantee" means any bond, surety bond (including performance bond), guarantee, letter of comfort, letter of credit, credit support agreements or other similar arrangements, joinders in obligations or other similar obligations or assurances of payment.
"Guaranteed Obligations" has the meaning given in Clause 19.1.

"Guarantor" has the meaning given in introductory paragraph (4) hereof.
"Guarantor's Credit Agreement" means that certain Credit Agreement, (as amended from time to time), by and among the Guarantor, Bank of America, N.A., as administrative agent, and the lenders party thereto.
"Guarantor's Warranties" means the warranties made by the Guarantor to the Purchaser as set out in Clause 19.4.
"Hazardous Materials" means any waste, substance or material for which Liability or standards of conduct may be imposed under Environmental Law, including petroleum products, byproducts and distillates, heavy metals, ozone-depleting substances, chlorinated solvents, polychlorinated biphenyls, asbestos, radiation and microbial agents.
"High Wycombe Property" means the top floor of the property at Hampden Court, Kingsmead Business Park the tenant in respect of which is Staples UK Retail Limited as at the Signing Date.
"Historical Financial Statements" has the meaning given in paragraph 3.1 of Schedule 16 (Seller's Warranties).
"HR Migration" means the Migration and Separation required to permit the Group Companies to operate and conduct stand-alone human resources and payroll functions for the Divestment Business to the Migration Standard, including in connection with consulting services relating to the planning, structuring, implementation and brokering of the Divestment Business's Benefit Plans.
"Improvements" has the meaning given in paragraph 4.5 of Schedule 16 (Seller's Warranties).
"Indebtedness" means as of a given date and time, (a) (x) indebtedness for borrowed money including for the avoidance of doubt financing liabilities or obligations, and (y) any other liabilities in the nature of borrowed money (whether secured or unsecured), in the case of paragraph (y), to the extent would be required to be recorded on a balance sheet prepared in accordance with the Accounting and Adjustment Policies, (b) amounts owing for any conditional transaction or the deferred purchase price for the purchase of any assets, (c) indebtedness evidenced by any bond, debenture, note, mortgage, bill, loan stock, indenture or other debt instrument or debt security, (d) any obligation required to be recorded on a balance sheet prepared in accordance with the Accounting and Adjustment Policies with respect to a lease (excluding current-month's amounts payable), including dilapidation liabilities and accrued rent benefits (i.e., deferred rent expenses), (e) amounts owing under any factoring, reverse factoring, or similar facility or arrangement, whether or not on the balance sheet, (f) Liabilities secured by any Encumbrances, (g) all cash overdrafts, (h) all obligations, contingent or otherwise, in respect of bankers' acceptances, and any amounts owed with respect to drawn letters of credit, (i) refundable grants from any Governmental Authority, (j) the items set forth in paragraph 1 of Part B (Indebtedness of Specified Incentive

Arrangements) of Schedule 41 (Specified Incentive Arrangements), (k) the excess, if any, of the amount of deferred Tax liabilities over up to EUR 1,500,000 (one million five hundred thousand Euros) of deferred Tax assets, (l) unpaid Liabilities with respect to the engagement letter, dated as of May, 2016, between Staples Europe B.V. and McKinsey and Company Netherlands Inc in connection with the margin turnaround project, or any amendment, supplement or superseding agreement thereto, (m) without duplication, Guarantees with respect to any Liability, indebtedness or obligation of a type described in sub-clauses (a) through (l) other than those related to the Liability, indebtedness or obligation of another Group Company, to the extent such Liability, indebtedness or obligation should be recognized on a balance sheet prepared in accordance with the Accounting and Adjustment Policies, (n) any obligations in respect of dividends declared or other distributions payable, in each case only to the extent such amounts have not yet been paid or distributed and only to the extent not payable to the Target or any of its wholly-owned subsidiaries, (o) Liabilities in respect of the profit sharing Seller Benefit Plan to the extent not paid on or prior to Completion and the employer portion of payroll taxes relating thereto, (p) the items forth in paragraph 2 of Part B (Indebtedness of Specified Incentive Arrangements) of Schedule 41 (Specified Incentive Arrangements), (q) any accrued interest, fees, breakage, make-whole or other similar fees, expenses or penalties, and any prepayment premiums or penalties payable in order to retire or extinguish any Indebtedness at its redemption value, (r) any other obligations (including any Guarantee, unless the Guarantee is made by a Group Company in favour of another Group Company and no other Person) in respect of indebtedness or obligations of the kind referred to in clauses (a) through (r) above to the extent such liabilities are required to be recognized on a balance sheet prepared in accordance with the Accounting and Adjustment Policies, in the case of each of (a) through (r), with respect to the Group Companies and expressed in Euro. For the avoidance of doubt, "Indebtedness" shall exclude (i) Transaction Expenses, (ii) all Liabilities under the Specified Benefit Plans and any other Pension Plans, and (iii) any Specified UK Project Costs.
"Indebtedness Amount" means the amount of Indebtedness (other than the New Indebtedness Financing) as at the Measurement Time.
"indemnified party" has the meaning given in paragraph 3 of Schedule 17 (Limitation of Liability).
"indemnifying party" has the meaning given in paragraph 3 of Schedule 17 (Limitation of Liability).
"Indemnity Claim" means any Claim by the Purchaser under Clauses 17 (Specific Indemnities) and 18 (Additional Indemnities).
"Independent Auditor" has the meaning given in Clause 12.9.3.
"Initiating Dispute Party" has the meaning given in Clause 28.2.
"Insolvent" means, in respect of any Group Company, and subject to Schedule 44 (Insolvent Definition), that as of and immediately following Completion: (a) such Group Company has admitted any inability to pay, or is (or would be when taking into account the Transactions) unable to pay, its debts as they fall due; (b) such Group Company is (or would be when taking into account the Transactions) deemed to be unable to pay its debts or otherwise insolvent under applicable Law; or (c) the amount of the Assets of such Group Company (or the assets of such Group Company as construed in accordance with applicable insolvency Law) is (or would be when taking into account the Transactions) less than its Liabilities (or the liabilities of such Group Company as construed in accordance with applicable insolvency Law) (taking into account Liabilities or such liabilities which are contingent or prospective), in the case of each of the foregoing paragraphs (a), (b) and (c), on an independent basis without reference to, or reliance on, any actual or potential financing or other financial support from any other Person (including any other Group Company).
"Insurance Policies" means the insurance policies under which a Group Company is entitled to benefit from time to time, being the insurance policies listed in Schedule 11 (Current Insurances).
"Intellectual Property Rights" means any and all rights in the following, in any and all countries:

(a)
trademarks, service marks, logos, trade names, corporate names, and other indicia of origin, and all goodwill associated therewith, together with all translations, adaptations, derivations and combinations, and all applications, registrations and renewals relating thereto;

(b)	copyright works, printed, online or mobile content whether of press or advertising nature, data, databases and all applications, registrations and renewals relating thereto;

(c)
trade secrets and confidential business information (including ideas, research and development, know-how, formulas, contents, manufacturing and production processes and techniques, technical data, designs, drawings, specifications, customer and supplier lists, pricing and cost information, and business and marketing plans and proposals);

(d)	software, including source code, executable code, firmware, systems, tools, and all information and documentation related to any of the foregoing ("Software");

(e)
Internet domain names, email addresses, usernames, keywords, tags, and other social media identifiers, along with all other account and profile information and all administrator rights for all third-party social media websites, channels, pages, groups, blogs, and lists, as well as all content uploaded or posted to such sites;

(f)	advertising, marketing and promotional materials;

(g)	rights of privacy, publicity, endorsement (including rights to the use of a Person's name, identity, title, likeness, distinctive appearance, physical likeness, image,

portrait, picture, photograph, screen persona, voice, gesture, mannerism, personality, and signature); and

(h)	copies and tangible embodiments of the foregoing (in whatever form or medium).
"Intercompany Financing Arrangements" means all the positive and negative intercompany balances, open foreign exchange (FX) and commodity positions, treasury management agreements and other financing arrangements between any member of the Seller's Group (excluding any Group Company), on the one hand, and any Group Company, on the other hand.
"Interim Holder" has the meaning given in Clause 9.4.1.
"Interim Sales Assets" has the meaning given in the definition of Interim Sales Proceeds Amount.
"Interim Sales Proceeds Amount" means:

(a)
all proceeds in any form arising from, relating to or in connection with any sale, during the period starting on July 31, 2016 and ending as at the Measurement Time, of any Assets (other than sales of Inventory and immaterial obsolete Assets, in each case, in the Ordinary Course of the Divestment Business) (the "Interim Sales Assets") owned or held by the relevant Group Companies, net of any applicable Taxes and reasonable and necessary Third Party expenses actually paid by any of the Group Companies prior to the Completion Date and directly associated to such sales of Interim Sales Assets; plus

(b)
the amount of any proceeds actually received by the relevant Group Companies prior to the Completion Date under any Insurance Policies as a result of any loss, destruction, demolition or other form of deterioration of any Assets during the period starting on July 31, 2016 and ending as at the Measurement Time, in each case, as expressed in Euro.
"Internal Controls System" has the meaning given in paragraph 3.5 of Schedule 16 (Seller's Warranties).
"Inventory" means all components, supplies, work-in-process, finished goods, consigned goods and other inventories that are used or held for use primarily in the operation or conduct of the Divestment Business.
"Inventory Losses" means all Relevant Liabilities, Damages and any other costs, expenses or fees incurred or accrued by the Group Companies in connection with any rebranding, commercial settlement or disposal or replacement of Inventory.
"IP License Agreement" has the meaning given in Clause 10.1.4.

"IPCO IP" means the full legal and economic title, rights and interests in the Licensed IPR listed in Schedule 1 to the IP License Agreement (including any common law rights or unregistered Intellectual Property Rights subsisting in such Licensed IPR and owned by Guarantor or its Affiliates outside of the Divested Business).
"IP Sale Agreements" means one or more agreements between IPCO and one or more Affiliates of Guarantor pursuant to which the IPCO IP will be sold or transferred to IPCO and that document the terms and conditions of such sales or transfers, including without limitation any promissory notes (or other evidences of indebtedness relating thereto).
"IP Transaction Documents" means the following documents as may be amended from time to time: IPCO Documents, the IP License Agreement, the Sale and Purchase Agreement and the IP Sale Agreements.
"Irrecoverable VAT" means, in respect of the Purchaser or any Group Company, any amount of or in respect of VAT paid which is not actually recoverable (by way of credit, repayment or otherwise) as input Tax by the Purchaser or any other Group Company.
"IT Infrastructure Systems" means all computer servers, server infrastructure, network equipment and other information technology infrastructure and hardware, including file servers, facsimile servers, networks, computers, mobile devices, and peripheral equipment.
"IT Systems" means Software and IT Infrastructure Systems.
"Key Jurisdictions" has the meaning given in paragraph 9.3 of Schedule 16 (Seller's Warranties).
"Latest Balance Sheet Date" has the meaning given in paragraph 3.1 of Schedule 16 (Seller's Warranties).
"Law" means any Governmental Order, statute, law, act, code, ordinance, decision, ruling, rule, directive, treaty or regulation of any Governmental Authority (including any judicial or administrative interpretation thereof).
"Lead Committee Representative" has the meaning given in Clause 8.1.
"Lease Documents" has the meaning given in paragraph 4.3 of Schedule 16 (Seller's Warranties).
"Leased Real Property" means the real property listed in Part B (Leased Real Property) of Schedule 22 (Properties).
"Leases" means all leases, subleases, licenses, concessions and other similar Contracts.
"Legal Entity Restructuring" means the pre-Completion restructuring to be implemented on or before the Completion Date pursuant to the restructuring steps set out in Schedule 7

(Legal Entity Restructuring) and the Legal Entity Restructuring Documents, in each case as may be amended in accordance with Clause 7 (Legal Entity Restructuring).
"Legal Entity Restructuring Condition" has the meaning given in Clause 5.4.5.
"Legal Entity Restructuring Documents" has the meaning given in Clause 7.2.
"Legal Entity Restructuring Liabilities" means all Relevant Liabilities arising out of, relating to or in connection with the Legal Entity Restructuring or the Legal Entity Restructuring Documents.
"Legal Migration" means the Migration and Separation required to permit the Group Companies to operate and conduct stand-alone internal legal advisory, drafting and contracts management functions for the Divestment Business to the Migration Standard.
"Liabilities" means, collectively, all obligations, liabilities, Taxes and commitments of any nature, whether known or unknown, express or implied, primary or secondary, direct or indirect, liquidated, absolute, accrued, contingent or otherwise and whether due or to become due.
"Licensed IP" has the meaning given in Clause 10.1.4 (Intellectual Property).
"Long Stop Date" means May 27, 2017, provided that if the Offer Period is extended pursuant to the terms of the Signing Protocol, the Long Stop Date shall be automatically moved forward by such number of days as is equal to the number of days of such extension of the Offer Period.
"Material Adverse Effect" means any circumstance, development, change, occurrence, event, condition, state of facts, or effect (each an "effect") that, individually or in the aggregate, has been, is or would be reasonably expected to be materially adverse to or have a material ongoing adverse impact on:

(a)
the business, financial condition, assets, liabilities or results of operations of the Group, taken as a whole, provided, however, that in no event shall any of the following be taken into account (alone or in combination with any other event identified in this provision) in determining whether there has been such a Material Adverse Effect:

(i)	any change in Law, including Tax Law, accounting standards or, in each case, interpretations thereof applicable to the Group;

(ii)	any change in economic or business conditions or industry-wide or financial market conditions generally;

(iii)
any action taken or failed to be taken by any Group Company (A) at the express written request of the Purchaser after the Signing Date but prior to Completion, provided that no exercise of any right, or performance of any obligation, under any Transaction Document by the Purchaser shall be deemed to constitute a request for the purpose of this paragraph (A); or (B) where the Purchaser's consent was required to such action under any Transaction Document and the Purchaser withheld or delayed such consent unreasonably in breach of any obligation not to withheld or delayed such consent unreasonably;

(iv)	any currency exchange fluctuations;

(v)	any political conditions (including effects arising out of acts of terrorism, sabotage, armed hostilities or war) or other force majeure events; or

(vi)
any impact of the negotiation, execution or announcement of this Agreement or the consummation of the transactions contemplated by this Agreement (including a financial sponsor partly becoming the new owner of the Group) on relationships, contractual or otherwise, with customers, suppliers, distributors, landlords, actual or potential lenders, partners, employees (including any employee departures or labour union or labour organisation activity), Governmental Authorities or their contractors, or any communication by the Purchaser or any of its Affiliates of its plans or intentions (including in respect of employees) with respect to the Divestment Business, provided that:

(A)
in the context of this definition and the application thereof in the context of this Agreement an effect that can reasonably be expected to: (x) have an adverse impact of less than 20% (twenty percent) upon the net sales of the Divestment Business on a year over year basis for the six month period following the relevant event; or (y) lead to a reduction of less than 20% (twenty percent) in the book value of the consolidated assets of the Group, shall in each case not be considered 'materially adverse';

(B)
the exceptions set forth in clauses (i), (ii), (iv) or (v) above shall not apply to the extent such circumstance, development, change, occurrence, event, condition, state of facts, or effect has a materially disproportionate impact on the Divestment Business relative to other participants in the industry in which the Divestment Business operates; and

(C)
any effect that would otherwise constitute a Material Adverse Effect shall be deemed to not be a Material Adverse Effect provided that: (x) the Seller shall have paid to a Group Company prior to Completion as Unrestricted Cash and shall have maintained such amount as Unrestricted Cash within the Group until Completion the total amount of Damages in relation to (or used such amount prior to Completion to discharge in full the Liability resulting from) the relevant effect that would otherwise have constituted a Material Adverse Effect in accordance with clauses (i) through (vi) above, in each case, in matter consistent with the other terms of the Transaction Documents and (y) such cash amount is not included within Cash for the purposes of the Completion Accounts;

(b)
the ability of any member of the Seller's Group to comply materially with its material obligations under this Agreement or, with effect from Completion, its obligations under the IP Licence Agreement (but only in so far as it relates to any trademark or service mark containing the word 'Staples' and any translation or derivative thereof) or the Transitional Services Agreement.

"Material Contracts" means:

(a)
the Contracts set out in paragraph 5.1 of Schedule 16 (Seller's Warranties), provided that for the purpose of any provision other than the foregoing paragraph 5.1, the Relevant Threshold shall be EUR 250,000 (two hundred and fifty thousand Euros); and

(b)	any Contract to which any Group Company is a party and:

(i)	which is an Affiliate Agreement;

(ii)
which is a material inbound or outbound license of Intellectual Property Rights, Intellectual Property Rights development or royalty Contract, or other Contract pursuant to which any material Intellectual Property Rights are granted or restricted (including coexistence agreements, settlement agreements, and consent agreements affecting), excluding in each case Contracts for which the license, grant or restriction of Intellectual Property Rights is incidental to the primary purpose of the Contract, nonexclusive licenses granted in the ordinary course of business for the manufacture or supply of products to the Divestment Business, nondisclosure agreements granted in the Ordinary Course and licenses for unmodified, off-the-shelf Software that is available on standard terms and used for internal purposes of the business and not as part of any product or service offering;

(iii)	which is a collective bargaining agreement, works council agreement or other Contract with any labor organization; or

(iv)	which relates to the engagement of any Specified Employee.
"Material Covenants" means Clauses 4.2, 11.1.1, 11.1.2, 11.1.3, 11.1.4, 11.1.5, 11.1.12, 11.1.14, 11.1.15, 11.1.17, 11.1.18, 11.1.20, 11.1.21, 11.1.25, 11.1.26, 11.1.27, 11.1.29, 11.1.30, 11.1.31, 11.1.32, 11.1.34, (with respect only to Encumbrances on the Acquisition

Shares or Transferred Equity Interests) 11.1.38 and 11.1.39 to the extent it relates to any of the foregoing.
"Material Customers" has the meaning given in paragraph 5.4 of Schedule 16 (Seller's Warranties).
"Material Leases" means any Retail Leases and any other leases to which any Group Company is a party and which are material in the context of the Divestment Business.
"Material Permits" has the meaning given in paragraph 11.1 of Schedule 16 (Seller's Warranties).
"Material Suppliers" has the meaning given in paragraph 5.4 of Schedule 16 (Seller's Warranties).
"Measurement Time" means 23:59 local time on the Completion Date.
"Migration and Separation" means:

(a)	the migration of Resources to the Group Companies from the other members of the Seller's Group ("Resource Migration"); and

(b)	the separation of the Divestment Business from the Retained Business, whether by means of:

(i)	Resource Migration;

(ii)	the sharing or splitting of Resources between the Retained Business and Divestment Business (a "Resource Split"); or

(iii)	the acquisition or licensing of stand-alone Resources for use in the Divestment Business as a replacement for equivalent Resources (a "Resource Replacement"),
(including, in each case, any related implementation or modification of Resources required) such that the Group Companies (as a whole) would have available to them all Resources which are required to operate and conduct the Divestment Business such that the Purchaser and the Group Companies would be able to operate and conduct the business of the Divestment Business in the same manner, and to the same extent, as the Divestment Business was operated and conducted by the Seller's Group in the ordinary course during the fiscal year ended January 30, 2016 without reliance on Transitional Services (the "Migration Standard").
"Migration Committee" has the meaning given in paragraph 2.1 of Schedule 29 (Migration).

"Migration Committee Meeting" has the meaning given in paragraph 2.2 of Schedule 29 (Migration).
"Migration Costs" means all Fees incurred by the Purchaser or any Group Company in connection with the Migration and Separation and any Irrecoverable VAT or other Taxes incurred by the Purchaser or any Group Company in respect of such Fees, including:

(a)	all one-time Fees incurred to any licensor or other provider of Software in respect of perpetual licences;

(b)	all Fees incurred to any professional adviser, consultant, contractor or other service provider;

(c)	all one-time Fees incurred to recruiters in connection with the recruitment or replacement of directors, officers or employees for the purpose of the Divestment Business;

(d)	all Fees incurred to any Person in respect of registrations, filings or other administrative requirements; and

(e)	all Fees incurred to any Person to obtain any Third Party Migration Consent, excluding, for the avoidance of doubt, any Fees incurred (A) by a member of the Seller's Group in performing services under the Transitional Services Agreement, and (B) for which the Seller is responsible under the Transitional Services Agreement, each of which Fees shall constitute Seller Transaction Expenses for which the Seller shall be responsible in accordance with Clause 22 or the Transitional Service Agreement (as applicable). For the purpose of this definition and related provisions and definitions, "incurred" means paid, payable, accrued or incurred (or reasonably expected to be paid, payable, accrued or incurred).
"Migration Costs Amount" means an amount equal to EUR 15,000,000 (fifteen million Euros).
"Migration Method" means Resource Migration, Resource Split or Resource Replacement.
"Migration Period" means the period from the Signing Date to the date on which the Transitional Services Agreement terminates in accordance with its terms.
"Migration Plan" means a reasonably detailed operational and practical plan for the implementation of the Migration and Separation to be prepared, agreed and adopted and updated from time to time in accordance with Schedule 29 (Migration).
"Migration Representative" has the meaning given in paragraph 2.1 of Schedule 29 (Migration).
"Migration Standard" has the meaning given in the definition of Migration and Separation.

"Multi-Channel Employees" means the 56 individuals set forth on Schedule 33 (Multi-Channel Employees).
"New Indebtedness Financing" has the meaning given in Recital (H).
"New Target Articles" means the draft deed of an amendment of the Target Articles to be adopted immediately prior to Completion as set forth on Schedule 10 (New Target Articles).
"Non-Bringdown Fundamental Warranties" means the Warranties contained in paragraphs 1.6 (but only in so far as it is not a Bringdown Fundamental Warranty), 1.10, 4.2, 6 (other than 6.2 and 6.4), 11.3, 11.4, 13, 18 and 19 of Schedule 16 (Seller's Warranties).
"Non-Cash Working Capital" means as of a given date and time the amount equal to (x) the consolidated current assets of the Group Companies less (y) the consolidated current liabilities of the Group Companies, in each case as of such date and time and determined on the basis of the Accounting and Adjustment Policies and expressed in Euro; provided that Non-Cash Working Capital shall exclude: (i) Cash and cash equivalents, (ii) Indebtedness, (iii) all Liabilities under the Specified Benefit Plans and any other Pension Plans, (iv) any Specified UK Project Costs, (v) Seller Transaction Expenses, (vi) income, corporate and franchise (in lieu of income) Tax, (vii) deferred Taxes, (viii) any assets held for sale at any time since January 30, 2016 and (ix) prepaid retention bonuses; provided, further, that Non-Cash Working Capital shall include (a) retail rent deposits and (b) store or "till" cash, in each case, to the extent they constitute Restricted Cash. Notwithstanding the foregoing, no amount will be reflected as an asset if it does not reflect a future benefit to the Group and no amount will be reflected as a liability if it does not reflect a future obligation of the Group.
"Non-Disclosure Agreement" means the non-disclosure agreement, dated 23 May 2016, between Staples, Inc. and Cerberus European Investments, LLC.
"Notary" means Maarten Jan Christiaan Arends, civil law notary (notaris) or any other civil law notary holding office with Clifford Chance LLP in Amsterdam, the Netherlands, or his deputy.
"Notary Account" means the notarial third party bank account (kwaliteitsrekening): "Clifford Chance LLP Notarissen inzake Derdengelden"; Account number: IBAN code: NL78 DEUT 0265 1116 25; Swift code: DEUTNL2A at Deutsche Bank, Amsterdam, the Netherlands.
"Notary Letter" means a customary notary letter confirming the flow of funds at Completion, which shall be substantially in the form set forth on Schedule 20 (Notary Letter).
"Notices" has the meaning given in Clause 26 (Notices).
"Offer Period" has the meaning given in the Signing Protocol.

"Open Data Room" means the electronic data room provided by Merrill Corporation named "Fortitude 2016".
"Ordinary Course" means, with respect to an action taken by any person, an action that is consistent in all material respects with the current and previously conducted practices of such person in respect of such action.
"Other Benefit Plans" has the meaning given in paragraph 10.1 of Schedule 16 (Seller's Warranties).
"Other Bonus and Incentive Compensation Amount" means an amount equal to (i) (A) the aggregate amounts of all bonus and incentive compensation amounts paid to employees of the Divestment Business in each of the fiscal years ending January 28, 2017, January 30, 2016 and January 31, 2015 (not including the amounts payable to such employees as reflected in clause p, sections (A)-(C) of the definition of Indebtedness); divided by (B) three, multiplied by (ii) a fraction, the numerator of which is the number of days commencing on February 1, 2017 and ending on the Completion Date, and the denominator of which is 365 (three hundred and sixty-five).
"Other Third Party Consent" has the meaning given in paragraph 4.2 of Schedule 29 (Migration).
"Overprovision" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Owned Real Property" means the real property listed in Part A (Owned Real Property) of Schedule 22 (Properties).
"Party" and "Parties" have the meaning given in the introductory paragraphs hereof.
"Pension Amount" means the amount detailed on Part B (Pension Amount) of Schedule 43 (Pension Amount).
"Pension Benefit Plans" has the meaning given in paragraph 10.1 of Schedule 16 (Seller's Warranties).
"Pension Plans" means all pension (including retirement, widow's, dependant's and disability pensions), long service (including jubilee), post-employment welfare benefit, mandatory end of service, retirement bridge, Altersteilzeit (ATZ in Germany), deferred compensation, retirement indemnity, gratuity and similar plans, programs and arrangements of the Group Companies applicable in relation to current and former employees of the Group Companies.
"Permitted Competing Business Acquisition Target" means a Competing Business Acquisition Target where the Competing Business Revenues in the Restricted Territory (whether measured by jurisdiction of the seller or the customer in respect of such Competing Business Revenues) account for no more than 20% (twenty percent) of the consolidated revenues of the Competing Business Acquisition Target for the Relevant Period.

"Permitted Encumbrances" means any Encumbrances imposed by mandatory Law.
"Permitted Promotional Products Business" means the business of developing, producing, manufacturing, sourcing, advertising, marketing or selling only products that are (i) branded with a customer's name or logo or other form of marking selected by the customer ("Branded Products"), (ii) unbranded and consistent with the Seller's practices prior to the date of Completion but only if sold (a) for resale by the customer in physical or electronic corporate stores; or (b) for promotional purposes, in the case of both (a) and (b), in conjunction with and incidental to the sale of Branded Products, (iii) sold by the Seller or its Affiliates for use in connection with the customer's promotion of its business, specific events or other marketing purposes and not for the customer's internal use; or (iv) used by Seller or its Affiliates in connection with the promotion and marketing of the Seller's or its Affiliates' own business as permitted hereunder, provided the foregoing (i)-(iv) shall not be branded with trademarks or trade dress owned by or licensed to the Purchaser, or anything substantially similar to or derivative of such trademarks or trade dress. In addition, services directly related to the distribution of the products permitted under the foregoing (i)-(iv) are permissible, including: delivery, reporting, customer service, and the building or hosting of stores or ordering platforms.
"Permitted Third Party Buyer" means any Third Party that is not any Person set forth on Schedule 45 (Prohibited Third Party Buyers).
"Person" includes any individual, corporate body (wherever incorporated), financial institution (including surety provider), government, state or agency of a state or any joint venture, association, partnership, entity, enterprise, works council or employee representative body (whether or not having separate legal personality).
"Pre-Completion Seller Taxes" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Pre-Completion Tax Period" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Preferred Equity" means Series A Redeemable Senior Preferred Stock of the Target with an initial senior liquidation preference of EUR 50,000,000 (fifty million Euros), a dividend rate of 10% (ten percent) per annum, payable in kind, and otherwise set forth in the New Target Articles.
"Procurement Migration" means the Migration and Separation required to permit the Group Companies to operate and conduct stand-alone procurement functions for the Divestment Business to the Migration Standard, including in connection with the establishment of:

(a)	indirect sourcing function for the Divestment Business; and

(b)	a procurement function on location in the People's Republic of China for the purpose of procurement relating to products branded with the Divestment Business's own brand.
"Promotional Products Business" means the promotional products business of Seller's Group as conducted as of the Signing Date.
"Property" means the Owned Real Property and the Leased Real Property.
"Purchase Consideration" has the meaning given to it in Clause 3.1.
"Purchaser" has the meaning given in introductory paragraph (2) hereof.
"Purchaser Indemnitees" means the Purchaser, any Affiliate of the Purchaser (including, after Completion, the Group Companies) and any of their respective Representatives.
"Purchaser's Accountants" means any accountants appointed by the Purchaser in relation to the preparation of the Completion Accounts.
"Purchaser's Completion Documents" has the meaning given to it in Clause 15.1.4.
"Purchaser's Group" means the Purchaser and each of the Purchaser's Affiliates from time to time, including each Group Company after Completion.
"Purchaser's Relief" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Purchaser's Warranties" means the warranties made by the Purchaser to the Seller as set out in Clause 15.1.
"Purchaser Transition Team" has the meaning given in Clause 11.4.
"Quill Platform" means the Quill web-based ecommerce system and platform used to offer products and pricing to customers, accept and execute transactions, process orders and payment, send orders for fulfilment, and capture and manage customer information, including the back-end functionality and software, middleware, and user interface for such system and platform.
"Rebate Receivable Contract" means has the meaning given in paragraph 3.7 of Schedule 16 (Seller's Warranties).
"Rebate Receivables" means any right of the Group Companies to receive amounts from a vendor that relate to the purchase of merchandise inventories from such vendor, whether by way of cash payment, credit against future purchase, offset or otherwise.
"Rebate Receivable Supplier" means has the meaning given in paragraph 3.7 of Schedule 16 (Seller's Warranties).

"Real Property Laws" has the meaning given in 4.7 of Schedule 16 (Seller's Warranties).
"Records" means all current and historical books, records, reports and other documents, including all Tax records, insurance claim histories, books of account, stock records and ledgers, management reports, business plans, budgets, financial and accounting data, information records and analyses, cost information, bidding information and strategies, marketing plans and strategies, brand insights and research, category research, strategies and information relating to customer segmentation, product roadmaps, commercial planning, macroeconomic analyses, briefing materials and other information, files, invoices, information and records relating to marketing operations, suppliers and business contacts, other distribution lists, advertising and marketing materials, catalogues, brochures, circulars, policies, procedures, techniques, systems, product and service information, including proposed products and services, employee handbooks or manuals, training materials, operating manuals and documentation, production manuals and documentation, other manuals, and sales and promotional literature and, with respect to the Divestment Business or the Group Companies, other data, information, reports and records of, or relating to or reflecting the business and operations of, or maintained by, the Seller or its Affiliates.
"Refund" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Related Investment Parties" means:

(a)
any current, former or potential private equity funds, parallel investment funds, co-investment funds, successor investment funds and other investment vehicles and managed accounts under direct or indirect common management, governance or control and other similar investment management relationships with, Cerberus Capital Management, L.P. or its Affiliates;

(b)	the current, former or potential limited partners, co-investors or members of each Person described in clause (a); and

(c)	any employees, directors, officers or advisers of each Person described in clause (a) or (b), and "Related Investment Party" means any of them.
"Relevant Contract" has the meaning given in Clause 9.4.1.
"Relevant Liabilities" has the meaning given in the definition of Excluded Liabilities.
"Relevant Period" means the 12-month period ending on the last day of the fiscal quarter that ended immediately prior to the Competing Business Acquisition Date.
"Relevant Purchaser Affiliates" has the meaning given to it in Clause 15.1.4.
"Relevant Seller Affiliates" has the meaning given in paragraph 1.1 of Schedule 16 (Seller's Warranties).

"Relief" means any loss, relief, depreciation, amortisation, allowance, exemption, set-off, deduction, right to repayment, saving, credit or other relief of a similar nature granted by or available in relation to Tax pursuant to any legislation or otherwise.
"Reporting Accountants" has the meaning given in paragraph 1.5 Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts).
"Representatives" means in relation to a Person, its respective Affiliates and the principals, directors, officers, managers, employees, agents, partners, members, equityholders, advisers, attorneys, accountants, appraisers and consultants of that Person and/or of its respective Affiliates and each of its and their respective predecessors, successors and permitted assigns.
"Reserved Matter" shall have the meaning set forth on Schedule 39 (Reserved Matter).
"Resource Migration" has the meaning given in the definition of Migration and Separation.
"Resource Split" has the meaning given in the definition of Migration and Separation.
"Resource Replacement" has the meaning given in the definition of Migration and Separation.
"Resources" means business Contracts, applications, processes, systems (including IT Systems), functions, documents and data.
"Restricted Cash" means Cash that (a) is required to be held as collateral or as escrowed funds as a result of any Law, under the terms of any Contract or agreement, in connection with any claim (whether administrative or judicial) or otherwise, (b) is subject to restrictions or limitations in respect of its use, or its immediate repatriation to the Purchaser, (c) represents any withholdings, currency conversion costs or Taxes, expenses or charges that would be incurred if repatriated immediately by a Group Company, (d) is not available for the free use by a Group Company, for any purpose and without restriction, immediately after Completion, (e) is a deposit or customer prepayment, (g) store or "till" cash or (h) is classified as restricted cash in accordance with the Accounting and Adjustment Policies, expressed in Euro.
"Restricted Party" has the meaning given in paragraph 11.5 of Schedule 16 (Seller's Warranties).
"Restricted Period" means the period from the Signing Date until the date that is three (3) years after the Completion Date.
"Restricted Territory" means Europe, defined as the geographic area that, as of the Completion Date, is included within the borders of the countries listed in Schedule 31 (Restricted Territory Countries), to the extent the Group has had operations in those countries in the 12 (twelve) months prior to the Completion. Any change to the borders or treaty status of such countries shall not affect the scope of the Restricted Territory.

"Retail Leases" means the lease designated as such on Part C (Leases) of Schedule 22 (Properties).
"Retained Business" means the business of the Seller's Group, excluding the Divestment Business but including, for the avoidance of doubt, the Promotional Products Business.
"Retained IP" has the meaning given in Clause 10.1.2.
"Securities" means any of the shares in the capital of any member of the Seller's Group listed on any exchange, and, in each case, any rights, options or other securities convertible into or exercisable or exchangeable for securities or indebtedness or any obligations measured by the price or value of any securities, bank debt or other obligations of any member of the Seller's Group, including any swaps or other derivative arrangements.
"Seller" has the meaning given in introductory paragraph (1) hereof.
"Seller Benefit Plan" has the meaning given in paragraph 10.1 of Schedule 16 (Seller's Warranties).
"Seller Guarantees" has the meaning given in Clause 10.2.2.
"Seller Indemnitees" means the Seller and/or any of its Affiliates.
"Seller Transaction Expenses" has the meaning given in Clause 22.1.
"Seller's Accountants" means any accountants appointed by the Seller in relation to the preparation of the Completion Accounts.
"Seller's Disagreement Notice" has the meaning given in 1.3 of Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts).
"Seller's Group" means the Seller and each of its Affiliates from time to time but excluding, for the avoidance of doubt, from and after Completion, the Group Companies.
"Shared Contract" means any Contract to which any member of the Seller's Group or the Group Companies is a party with any Third Party and which benefits or encumbers both the Divestment Business, on the one hand, and the Retained Business or the UK Retail Business, on the other hand.
"Shareholders' Agreement" means the agreement to be entered into by the Parties (other than the Guarantor) on the Completion Date, in the form attached hereto as Schedule 9 (Shareholders' Agreement).
"Shares" has the meaning given in Recital (E).
"Signing Date" means the date on which the Purchaser, the Seller and the Guarantor signed the Signing Protocol, being December 7, 2016.

"Signing Protocol" means the agreement between Seller, the Guarantor and Purchaser to, amongst other things, indicate the final, binding and irrevocable offer of the Purchaser to buy the Acquisition Shares and the Preferred Equity in accordance with the terms of this Agreement.
"Software" has the meaning given in the definition of Intellectual Property Rights.
"Specified Actions" has the meaning given in Clause 12.11.1.
"Specified Incentive Arrangements" has the meaning given in Part A (Specified Incentive Arrangements) of Schedule 41 (Specified Incentive Arrangements).
"Specified Benefit Plans" means the following Benefit Plans:

(a)	the Universal Office Supplies Pension Scheme in the United Kingdom;

(b)	the Corporate Express UK Retirement & Death Benefit Scheme in the United Kingdom;

(c)	the obligation to pay premiums or other amounts to Stichting Pensioenfonds Staples in the Netherlands;

(d)	the obligation to pay amounts to the closed Dutch pension plan with ASR in the Netherlands;

(e)	the obligation to finance additional pension benefits under the Dutch transitional arrangement (VPL benefits);

(f)	the Corporate Express and Buhrmann Beteiligungen pension plans in Germany;

(g)	any Group Company's participation in the AFP multi-employer pension plan and the Staples Norway AS, Staples Retail Norway AS and EMO AS in Norway pension plans;

(h)	the Corporate Express pension plan in Austria;

(i)	end of career indemnities (Indemnité de fin de carrière) for JPG, Bernard, Corporate Express France and Staples France Holding;

(j)	the Corporate Express pension plan and TFR Liabilities in Italy;

(k)	the Staples SSC plan in Belgium;

(l)	the Corporate Express pension plan in Sweden; and

(m)	the Jubilee Plans.

"Specified Claims" means the Actions set forth on Part D (Specified Claims) of Schedule 42 (Certain Litigation Liabilities).
"Specified Employees" means the Divestment Business Employees set forth on Schedule 18 (Specified Employees).
"Specified Excluded Liabilities" means the Excluded Liabilities set forth in paragraphs (e) to (h) (inclusive) of the definition of Excluded Liabilities.
"Specified Excluded Liability Warranty Claim" means any Claim by any Purchaser Indemnitee for breach of, or inaccuracy in, the Warranty set forth in paragraph 20 of Schedule 16 (Seller's Warranties).
"Specified German Project" has the meaning given in Part B (Specified German Project) of Schedule 34 (Specified Projects).
"Specified Global Accounts Agreement" means a written Contract between any member of the Seller's Group and any of the Global Accounts set forth on Schedule 47 (Specified Global Accounts).
"Specified Initiated Projects" means the projects set forth on the schedule entitled Specified Initiated Projects in the form approved, and for the purposes of identification initialled (or otherwise identified, including by email), by or on behalf of the Purchaser and the Seller.
"Specified Proceedings" has the meaning given in paragraph 1 of Schedule 51 (Specifically Indemnified Matters).
"Specified Shares" has the meaning given in paragraph 1 of Schedule 51 (Specifically Indemnified Matters).
"Specified Software" means the Software applications set forth on Schedule 30 (Specified Software).
"Specified Software Migration" means the Resource Replacement of the Specified Software as part of the Migration and Separation.
"Specified Software Migration Completion" means the full and unconditional completion of the delivery and installation of the Specified Software, in a manner that the Purchaser and the Seller reasonably agree will permit such Specified Software to be utilized for its intended purposes.
"Specified Software Migration Costs Amount" means the aggregate amount of Migration Costs incurred by the Group Companies in respect of the Specified Software Migration up to Specified Software Migration Completion.
"Specified Software Migration Costs Target Amount" has the meaning given in paragraph 6.2 of Schedule 29 (Migration).

"Specified UK Project" has the meaning given in Part A (Specified UK Project) of Schedule 34 (Specified Projects).
"Specified UK Project Costs" means all Fees paid or incurred, or Liabilities assumed, by any Group Company arising out of, relating to or in connection with the Specified UK Project (including any Irrecoverable VAT or other Taxes incurred by any Group Company in respect of such Fees), but excluding any such Fees paid or incurred, or Liabilities assumed, by any Group Company arising out of, relating to or in connection with the employment, transfer or termination of any Multi-Channel Employees.
"Specified UK Project Costs Amount" has the meaning given in paragraph 3.2 of Part A (Specified UK Project) of Schedule 34 (Specified Projects).
"Staples European Leadership Team" means the Persons set forth on Schedule 48 (Staples European Leadership Team).
"Straddle Period" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Target" has the meaning given in introductory paragraph (3) hereof.
"Target Amount" has the meaning given in Clause 4.4.
"Target Articles" means the articles of association of the Target.
"Target Non-Cash Working Capital Amount" means EUR 253,000,000 (two hundred and fifty-three million Euros).
"Tax" and "Taxation" mean any form of taxation and any levy, duty, charge, contribution, social security contribution, withholding or impost in the nature of taxation imposed by, or payable to, a Tax Authority or other Governmental Authority (including any fine, penalty or interest thereto) whether payable directly or imposed by way of a withholding or deduction and in respect of any person whether their liability for the same is a primary or secondary liability, or any payments made to an EU member state pursuant to a claim in relation to Taxes based on Article 107 of the Treaty on the Functioning of the European Union.
"Tax Assessment Notice" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Tax Authority" means any government, state or municipality or any local, state, federal or other fiscal, revenue, customs or excise authority, body or official anywhere in the world, authorised to levy Tax or responsible for the administration and/or collection of Tax or enforcements of any Law in relation to Taxation.
"Tax Benefit" means a deduction, loss or credit with respect to Taxes of a Group Company; provided, that a Tax Benefit shall be considered as actually realized by a Group Company only to the extent that, but for such Tax Benefit, (i) such Group Company's liability for Taxes would be higher than it is with such Tax Benefit or (ii) such Group Company would receive no or a lower Refund in respect of Tax than it receives with such Tax Benefit; provided, further, that in computing the amount of any such Tax Benefit, a Group Company shall be deemed to recognize all other items of income, gain, loss deduction or credit before recognizing any deduction, loss or credit resulting from a payment hereunder or the incurrence or payment of any indemnified amount.
"Tax Claim" means a claim for a breach of any of the Warranties set out in paragraph 13 of Schedule 16 (Seller's Warranties) or a Tax Indemnity Claim.
"Tax Expert" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Tax Indemnity Claim" means a claim against the Seller under or in connection with Schedule 27 (Tax Matters).
"Tax Liability" has the meaning given in paragraph 1.1 of Schedule 27 (Tax Matters).
"Tax Return" means any filing, computation, return, declaration, election, report or information return relating to Tax, including (a) any transfer pricing report or similar reporting, filing or declaration prepared in order to meet relevant Tax rules and regulations, (b) any local or international country-by-country reporting, filing or declaration, in accordance with the OECD Country-by-Country Reporting implementation package under Action 13 of the OECD's Base Erosion and Profit Shifting Project, or pursuant to EU Accounting Directive 2013/34/EU, or any other similar EU Law provision, or any other (including non-EU) local law, regulation or practice, as well as any schedule or attachments thereto, and including any amendment thereof.
"Territory" has the meaning given in the IP Licence Agreement.
"Third Party" shall mean any Person who or which is neither a Party to this Agreement nor an Affiliate of a Party to this Agreement.
"Third Party Claim" has the meaning given in paragraph 5.1 of Schedule 17 (Limitation of Liability).
"Third Party Consent Contract" has the meaning given in Clause 9.3.
"Third Party Consent Contract Counterparty" has the meaning given in Clause 9.3.2(b).
"Third Party Consent Contract Transfer" has the meaning given in Clause 9.3.
"Third Party Contract" means any Contract between any Group Company or any other member of the Seller's Group, on one hand, and any Third Party, on the other hand, where (i) such Third Party is a customer of the Divestment Business and goods or services are provided by the Divestment Business pursuant to such Contract, (ii) such Third Party is a supplier or vendor to the Divestment Business and goods or services are provided to the Divestment Business pursuant to such Contract (excluding any Contract pursuant to which

IT Systems are provided or made available or otherwise for any Resource), (iii) such Contract is a real property Lease, (iv) such Contract is a Guarantee or (v) any Contract similar to any Contract set forth in paragraphs (i) to (iv).
"Third Party Contract Consent" has the meaning given in Clause 9.3.
"Third Party Contract Consent Costs" has the meaning given in Clause 9.3.2(b).
"Third Party Guarantees" means any Guarantee given by any Third Party (including in connection with the Deutsche Bank Guarantee Facility) that relates to any Liability or obligation of any Group Company.
"Third Party Migration Consent" means any approval, consent, waiver, access, use or re-licensing from any Third Party required (or reasonably likely to be required) for any Resource Migration, Resource Split or Resource Replacement or otherwise in the context of the Migration and Separation (excluding, for the avoidance of doubt, (i) any approval, consent, waiver, access, use or re-licensing for which the Seller is responsible and bears the cost pursuant to the Transitional Services Agreement or (ii) any Third Party Contract Consent).
"Third Party Migration Consent Discussions" has the meaning given in paragraph 4.1.2 of Schedule 29 (Migration).
"Third Party Sum" has the meaning given in paragraph 8.2.2 of Schedule 17 (Limitation of Liability).
"Third Party UK Retail Agreement" has the meaning given in Clause 12.15.
"Timber Regulation" means Regulation (EU) No 995/2010 Laying down the Obligations of Operators who Place Timber and Timber Products on the Market.
"Trade Payables" means, other than in respect of any intercompany accounts, (i) all the amounts owing by any of the Group Companies or the Divestment Business to any third party by way of trade credit as a result of goods or services supplied or rights granted, including accruals for invoices pending receipt and (ii) other trade accounts payable in respect of services rendered to any of the Group Companies or the Divestment Business, in each case of clauses (i) and (ii), solely to the extent included in the Completion Non-Cash Working Capital Amount.
"Trade Receivables" means, other than in respect of any intercompany accounts, to the extent related to the Divestment Business and owned by the Group Companies, (i) all of the amounts owing to the Divestment Business or any of the Group Companies by any third party by way of trade credit as a result of goods or services supplied or rights granted, net of provisions for bad debts, returns and rebates, (ii) all other trade accounts, commercial paper and similar notes receivable of the Divestment Business or any of the Group Companies and (iii) all claims, remedies and other rights related to any of the foregoing, in each case of clauses (i), (ii) and (iii), solely to the extent included in the Completion Non-Cash Working Capital Amount.
"Transaction Documents" means this Agreement, the Shareholders' Agreement, the Transitional Services Agreement, the IP Licence Agreement, the Global Accounts Agreement, the Legal Entity Restructuring Documents, the Notary Letter, the Signing Protocol, the New Target Articles and each other certificate, instrument and other document contemplated hereby or thereby.
"Transaction Expenses" means, in respect of any Person, the aggregate amount of all Fees paid or incurred by such Person in connection with the negotiation, preparation or execution of the Transaction Documents or the performance or completion of the Transactions, including (i) any fees and expenses associated with obtaining necessary or appropriate waivers, consents or approvals of any other Person in connection with the Transaction Documents or the Transaction, (ii) any Fees associated with obtaining the release and termination of any Encumbrances, (iii) all brokers' or finders' Fees, (iv) Fees of counsel, advisors, consultants, investment bankers, accountants, auditors and experts, and (v) any Irrecoverable VAT (defined to include any such Person) and any other Taxes paid or incurred in respect of the foregoing.
"Transactions" means the transactions to be completed pursuant to the Transaction Documents, including the sale and purchase of the Divestment Business, the Legal Entity Restructuring and the other transactions set out in Recital (F).
"Transferred Equity Interests" has the meaning given in paragraph 2.1 of Schedule 16 (Seller's Warranties).
"Transferred IT Infrastructure Systems" means all IT Infrastructure Systems that will be owned by or used on behalf of any of the Group Companies (and not, as of Completion, by any member of the Seller's Group for the Retained Business).
"Transferring IP" has the meaning given in Clause 10.1.1 (Intellectual Property).
"Transition Committee" has the meaning given in Clause 8.1.
"Transitional Services" has the meaning given in paragraph 3 of Schedule 29 (Migration).
"Transitional Services Agreement" has the meaning given in paragraph 3.2 of Schedule 29 (Migration).
"TSA Employees" has the meaning given in paragraph 1 of Schedule 38 (TSA Employees).
"TUPE" means the United Kingdom Transfer of Undertakings (Protection of Employment) Regulations 2006 and any other Laws implementing the European Acquired Rights Directive 2001/23 (EC) in any member state of the European Union in which any Divestment Business Employee or other employee of the Group Companies is employed.

"UK Pension Schemes" has the meaning given in Clause 16.5.
"UK Retail Business" means the retail business of the Guarantor and its Affiliates in the United Kingdom, as conducted by the Guarantor and its Affiliates prior to the UK Retail Separation and by the UK Retail Group Companies following the UK Retail Separation.
"UK Retail Employees" means an employee, board member, executive or contractor employed by any UK Retail Group Company from time to time, including all Multi-Channel Employees (regardless of employer) other than the Divestment Business Transferred Multi-Channel Employees.
"UK Retail Group" means, collectively, the UK Retail Group Companies.
"UK Retail Group Company" means any of:

(a)	UK New Holdco Limited (a private limited company incorporated in England and Wales with registered number 10477355);

(b)	Staples UK Real Estate Limited (a private limited company incorporated in England and Wales with registered number 02759437);

(c)	Staples UK Retail Limited (a private limited company incorporated in England and Wales with registered number 02430955);

(d)	Fareham Developments (One) Limited (a private limited company incorporated in England and Wales with registered number 04244373); and

(e)	Fareham Developments (Two) Limited (a private limited company incorporated in England and Wales with registered number 04244363), and "UK Retail Group Companies" means all of them.
"UK Retail Liabilities" means all Relevant Liabilities of a Group Company arising out of, relating to or in connection with the ownership, operation, conduct and/or disposition of the UK Retail Business prior to, on or after Completion, including:

(a)	the UK Retail Separation;

(b)	the UK Retail Separation Documents (including any breach of any UK Retail Separation Document by any member of the Seller's Group or, pre-Completion, any Group Company);

(c)	any Liabilities arising under any Guarantee provided by a Group Company in favour of any UK Retail Group Company which was in place at Completion;

(d)	any UK Retail Business Employee;

(e)	the TUPE arrangements and consultations required in connection with the Multi-Channel Employees;

(f)
if no assignment of Lease or sub-lease of the High Wycombe Property is signed 30 (thirty) days before the Completion Date, that part of the rental cost for premises which are of a comparable size, condition, quality, term of lease and location to the High Wycombe Property which is in excess of that which would otherwise be payable in respect of the High Wycombe Property;

(g)
the value of any Assets that were used, or intended by any member of the Seller's Group for use, solely or primarily in the conduct of the Divestment Business that were included in the UK Retail Separation and any Liabilities that relate solely or primarily to the conduct of the UK Retail Business that were not transferred in connection with the UK Retail Separation; and

(h)	any Action arising out of, relating to or in connection with, any of the foregoing, but excluding all amounts compensated as part of the Specified UK Project Costs Amount.
"UK Retail Separation" means the pre-Completion separation of the UK Retail Business from the Divestment Business and the Retained Business which was implemented before the Completion Date pursuant to the UK Retail Separation Documents.
"UK Retail Separation Documents" means:

(a)
the share purchase agreement relating to the sale of the entire issued share capital of UK New Holdco Limited between Staples Mail Order UK Limited, the Guarantor, Staples UK Real Estate Limited, Staples UK Retail Limited, Staples International B.V. and HUK 70 Limited dated 16 November 2016; and

(b)	the transitional services agreement between Staples Mail Order UK Limited, the Guarantor, Staples UK Retail Limited and Staples Europe B.V. dated 16 November 2016.
"Unrestricted Cash" means Cash that is not Restricted Cash.
"Unrestricted Cash Amount" means as of a given date and time the amount of Unrestricted Cash.
"US GAAP" means generally accepted accounting principles in the United States consistently applied.
"VAT" means (i) any tax imposed in compliance with the Council Directive of 28 November 2006 on the common system of value added tax (EC Directive 2006/112) and (ii) any other tax of a similar nature, whether imposed in a member state of the European Union in substitution for, or levied in addition to, such tax referred to in (i), or imposed elsewhere.

"Warranties" means the warranties made by the Seller to the Purchaser as set out in Schedule 16 (Seller's Warranties).
"Works Council" means an employee representative, works council and/or organized group of employees, including the European Works Council.
"Wrong Pockets Contract" has the meaning given in Clause 9.2.
"Wrong Pockets Contract Transfer" has the meaning given in Clause 9.2.

1.2	In this Agreement, save where the context otherwise requires:

1.2.1
references to a "Clause", "sub-clause", "paragraph", "sub-paragraph", "recital" and "Schedule" is a reference to a Clause, sub-clause, paragraph, sub-paragraph, recital of and Schedule to this Agreement;

1.2.2
a reference to any statute or statutory provision shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted and includes any subordinate legislation made from time to time under that statute or statutory provision;

1.2.3	headings to Clauses and Schedules are for convenience only and do not affect the interpretation of this Agreement;

1.2.4	the recitals form part of this Agreement and do affect the interpretation of this Agreement;

1.2.5
the Schedules and the attachments form part of this Agreement and shall have the same force and effect as if expressly set out in the body of this Agreement, and any reference to this Agreement shall include the Schedules;

1.2.6
references to this Agreement, or to any other document, or to any specified provision of this Agreement, or to any specified provision of any other document, are to this Agreement, that document or that provision as in force for the time being, as amended, modified, supplemented, varied, assigned or novated, from time to time;

1.2.7	references to a "company" shall be construed so as to include any company, corporation or other legal entity or partnership, wherever and however incorporated or established;

1.2.8	words importing the singular include the plural and vice versa, words importing a gender include every gender;

1.2.9	references to the Seller's or the Purchaser's knowledge or awareness shall mean the Actual Knowledge of the Seller or the Purchaser (as applicable) only;

1.2.10	references to times of the day are to Central European Time (CET) or Central European Summer Time (CEST) (as applicable);

1.2.11
the ejusdem generis rule of construction or any rule of law analogous thereto shall not apply to the construction of this Agreement and accordingly general words introduced by the word "including", "other" or such like expression shall not be given a restrictive meaning by reason of the fact that they are preceded by words indicating a particular class of acts, matters or things and general words shall not be given a restrictive meaning by reason of the fact that they are followed by particular examples intended to be embraced by the general words and, for the avoidance of doubt, a reference to "including" means including without limitation;

1.2.12
any reference to any legal term for any action, remedy, method of judicial proceeding, legal document, legal status, court, official or any legal concept or thing which originates in Dutch law or the Laws of any other jurisdiction shall, in respect of any jurisdiction other than the Netherlands or such other jurisdiction, be deemed to include what most nearly approximates in that jurisdiction to the Dutch legal term or legal term used in such other jurisdiction;

1.2.13	any reference to fraud is a reference to fraude;

1.2.14	any reference to wilful misconduct is a reference to opzet;

1.2.15	any reference to gross negligence is a reference to grove nalatigheid;

1.2.16	general words shall not be given a restrictive meaning by reason of their being preceded or followed by words indicating a particular class of acts, matters or things;

1.2.17	a company is a "subsidiary" of another company, its "parent" company, if the first-mentioned company is directly or indirectly Controlled by such other company;

1.2.18	any reference to the "articles of association" of any Person is a reference to any and all principal governing and constitutional document of such Person;

1.2.19	a reference to "month" means a period from a specified day in one calendar month to the day numerically corresponding to that day in the following calendar month, less one;

1.2.20
a reference to "representation" means an assurance, commitment, condition, covenant, guarantee, indemnity, representation, statement, undertaking or warranty of any sort whatsoever (whether contractual or otherwise, oral or in writing, or made negligently or otherwise); and

1.2.21
for the purposes of applying a reference to a monetary sum expressed in Euros, an amount in a different currency shall be deemed to be an amount in Euros converted at the Exchange Rate on the relevant date.

2.	SALE AND PURCHASE

2.1
On the terms and subject to the conditions of this Agreement, the Seller hereby sells the Acquisition Shares and the Preferred Equity to the Purchaser and the Purchaser hereby purchases the same from the Seller, in each case free and clear from all Encumbrances.

2.2
Subject to the satisfaction (or, to the extent waivable, waiver) of each Condition in accordance with Clause 4 (Conditions Precedent), at Completion (a) the Seller shall transfer the Acquisition Shares and the Preferred Equity, together with all rights attached to the Acquisition Shares and the Preferred Equity, to the Purchaser, and (b) the Purchaser shall accept the transfer of title to the Acquisition Shares and the Preferred Equity by executing the Deed of Transfer against simultaneous payment of the Purchase Consideration by the Purchaser to the Seller, all in the manner as further set out in Clause 6 (Completion) and the Notary Letter.

3.	CONSIDERATION AND PAYMENT

3.1
The aggregate purchase price to be paid by the Purchaser to the Seller in consideration for the acquisition by Purchaser of the Acquisition Shares and the Preferred Equity shall be EUR 50,000,000 (fifty million Euros) (the "Purchase Consideration").

3.1	Payment of the Purchase Consideration shall be effected in the manner contemplated in Clause 6 (Completion).

4.	CERTAIN FINANCIAL COVENANTS

4.1
No more than ten (10) Business Days prior to the expected Completion Date, and no fewer than 5 (five) Business Days prior to the expected Completion Date, the Seller shall deliver to the Purchaser in writing, for Purchaser's review and comment, a statement setting forth in reasonably specific detail, the Seller's best, good faith estimate, as at the Measurement Time, of (a) the Indebtedness Amount (the "Estimated Indebtedness Amount"), (b) the Interim Sales Proceeds Amount (the "Estimated Interim Sales Proceeds Amount"), (c) the Estimated Pension Amount, (d) the Non-Cash Working Capital (the "Estimated Non-Cash Working Capital Amount"), (e) the Specified Software Migration Costs Amount and (f) the amount of Specified UK Project Costs fully discharged prior to the Completion Date, in each case as such amounts are finally determined by the Seller after giving effect to any reasonable Purchaser comments provided pursuant to the last sentence of this Clause 4.1 (the "Estimated Completion Statement"). Such Estimated Completion Statement shall be prepared in accordance with, as applicable, the provisions of Schedule 2 (Completion Accounts) and Schedule 4 (Accounting and Adjustment Policies) and the applicable definitions and shall be accompanied by reasonably detailed supporting information setting forth the basis for the Seller's calculations. The Purchaser shall have the right to review and comment on the Estimated Completion Statement and the Seller shall in good faith reflect the Purchaser's reasonable comments in the Estimated Completion Statement.

4.2
In accordance with the funds flow arrangements to be set out in the Notary Letter and the estimates set out in the Estimated Completion Statement, the Seller shall procure that as at the Completion the Group Companies shall have Unrestricted Cash equal to the aggregate of:

4.2.1	EUR 20,000,000 (twenty million Euros); plus

4.2.2	an amount equal to the Estimated Indebtedness Amount, if any; plus

4.2.3	an amount equal to the Estimated Pension Amount; plus

4.2.4	an amount equal to the shortfall, if any, in the Estimated Non-Cash Working Capital Amount compared to the Target Non-Cash Working Capital Amount; plus

4.2.5	an amount equal to the Estimated Interim Sales Proceeds Amount, if any; plus

4.2.6
an amount equal to the Migration Costs Amount, provided that, if the Specified Software Migration Completion occurs prior to the Completion Date, such amount shall be reduced by the amount by which the Specified Software Migration Costs Amount is less than the Specified Software Migration Costs Target Amount (if any); plus

4.2.7
an amount (which shall never be less than zero) equal to the Specified UK Project Costs Amount less the aggregate amount of Specified UK Project Costs fully discharged prior to the Completion Date; plus

4.2.8	the Certain Litigation Liabilities Amount,
the result of the foregoing being the "Completion Unrestricted Cash Amount" and the Seller shall procure that an amount equal to 65% of the Completion Unrestricted Cash Amount is, as at Completion, available in the Group Bank Account and the Notary Account in the aggregate.

4.3
Following Completion, the provisions of Schedule 2 (Completion Accounts) shall be complied with for the purposes of determining each of (i) the Indebtedness Amount; (ii) the Pension Amount; (iii) the Completion Non-Cash Working Capital Amount; (iv) the Interim Sales Proceeds Amount; (v) the Actual Unrestricted Cash Amount and (vi) the adjustments required pursuant to the remainder of this Clause 4. Upon determination of the foregoing items in accordance with Schedule 2 (Completion Accounts), the Parties shall proceed as set forth in the remainder of this Clause 4.

4.4
If (A) the Actual Unrestricted Cash Amount (as finally determined in accordance with Schedule 2 (Completion Accounts)) is less than (B) (i) EUR 20,000,000 (twenty million Euros): plus (ii) an amount equal to the Indebtedness Amount, if any; plus (iii) an amount equal to the Pension Amount; minus (iv) the excess, if any, of the Completion Non-Cash Working Capital Amount over the Target Non-Cash Working Capital Amount; plus (v) the excess, if any, of the Target Non-Cash Working Capital Amount over the Completion Non-

Cash Working Capital Amount; plus (vi) an amount equal to the Interim Sales Proceeds Amount, if any; plus (vii) an amount equal to the Migration Costs Amount, provided that, if the Specified Software Migration Completion occurs prior to the Completion Date, such amount shall be reduced by the amount by which the Specified Software Migration Costs Amount is less than the Specified Software Migration Costs Target Amount (if any); plus (viii) an amount (which shall never be less than zero) equal to the Specified UK Project Costs Amount less the aggregate amount of Specified UK Project Costs fully discharged prior to the Completion Date; plus (ix) the Certain Litigation Liabilities Amount, (in each case of (i) through (ix), as finally determined in accordance with Schedule 2 (Completion Accounts) (the difference between (A) and (B) above being the "Cash Shortfall" and the result of (B) being the "Target Amount") then, within 10 (ten) Business Days following the Determination Date, the Seller shall pay to the Target by way of a contribution to the Target's share premium reserves (onbedongen agio reserves) an amount in cash equal to the Cash Shortfall.

4.5
If (A) the Actual Unrestricted Cash Amount is more than the Target Amount (the difference being the "Cash Excess") then, within 10 (ten) Business Days following the Determination Date, the Parties shall take such resolutions and procure that each member of the Group takes all such steps as may be necessary to procure that the Seller receives from the Target by way of an interim distribution or dividend an amount in cash equal to the Cash Excess. For the avoidance of doubt, the Purchaser shall, in addition to voting in favour of such interim distribution or dividend, suspend its rights in respect of the Preferred Equity until such time that the Cash Excess has been paid in full to the Seller and waive any rights it may have under the Shareholders' Agreement or constitutional documents of the Target to receive a pro rata dividend in relation to the foregoing distribution by the Target (but not any other potential distribution by the Target).

4.6	Any payment under Clauses 4.4 or 4.5 shall be made in each case by electronic transfer for same-day value and in cleared funds, in Euro and without deduction or set-off.

5.	CONDITIONS PRECEDENT

5.1
Completion is subject to the conditions set forth in this Clause 5 (together the "Conditions", and each a "Condition") being satisfied on or before such date as would result in the Completion Date being the Long Stop Date.

5.2
The respective obligations of each Party to effect the Transactions are subject to and contingent upon the satisfaction or (to the extent permitted by Law) waiver by each of the Seller and the Purchaser, on or prior to the Completion Date, of the following conditions:

5.2.1
all notifications and filings to each of the Governmental Authorities pursuant to the applicable competition Laws shall have been made, all waiting periods (including extensions thereof) with respect to such notifications and filings that are required to expire prior to Completion shall have expired and each relevant Governmental Authority, to the extent required prior to Completion:

(a)	shall have rendered a decision permitting the performance of this Agreement under the relevant competition Laws; or

(b)	shall have rendered a decision stating that no clearance is required under the relevant competition Laws for the performance of this Agreement; or

(c)
shall not have rendered a decision within the waiting period applicable under the relevant competition Laws, where the failure to render a decision within such period is equivalent to the grant of clearance under the relevant competition Laws for the performance of this Agreement; or

(d)
shall have referred the matter to any other competent authority in accordance with the relevant Laws and clearance subsequently shall have been given by that other competent authority in accordance with Clause 5.2.1(a), (b) or (c);

((a), (b), (c) and (d) above hereinafter together the "Competition Condition"); and

5.2.2
no (i) Governmental Order shall have been made, (ii) Action by a Governmental Authority shall be pending, and (iii) Law shall have been enacted, entered, enforced, brought or promulgated by any Governmental Authority and, in each case, be in effect, which in the case of (i)-(iii) would restrain, enjoin, or otherwise prevent (x) the performance of this Agreement by any of the parties thereto, or (y) the consummation of the Transactions in accordance with the terms of this Agreement, or (z) render any of the foregoing transactions illegal.

5.3
The obligations of the Seller to complete the Transactions are also subject to the satisfaction or (to the extent permitted by Law) written waiver by the Seller, on or prior to the Completion Date, of each of the following conditions:

5.3.1
the Purchaser's Warranties shall be true and correct (without giving effect to any limitation or qualification as to "materiality" or "material adverse effect" set forth in such Purchaser's Warranties) in all material respects at and as of the Signing Date and the Completion Date, with the same force and effect as if made on such date, except to the extent such Purchaser's Warranties expressly relate to an earlier date (in which case such Purchaser's Warranties shall be true and correct in all material respects as of such earlier date); and

5.3.2	the Purchaser shall have performed in all material respects all agreements, obligations and covenants required to be performed by it under this Agreement at or prior to the Completion Date.

5.4
The obligations of the Purchaser to complete the Transactions are subject to the satisfaction or (to the extent permitted by Law) waiver by the Purchaser on or prior to the Completion Date, of each of the following conditions:

5.4.1
the Bringdown Fundamental Warranties shall be true and correct in all respects (without giving effect to any limitation or qualification as to "materiality" or "Material Adverse Effect" set forth in such warranties) as at the Signing Date and the Completion Date, with the same force and effect as if made at and as of each such date;

5.4.2
the Warranties (other than the Bringdown Fundamental Warranties) shall be true and correct in all respects (without giving effect to any limitation or qualification as to "materiality" or "Material Adverse Effect" set forth in such Bringdown Fundamental Warranties) as at the Signing Date and the Completion Date, with the same force and effect as if made at and as of each such date (except to the extent such Warranties expressly relate to an earlier date, in which case such the Warranties shall have been true and correct as of and at such earlier date), other than where each failure of any Warranty to be true and correct has not had a Material Adverse Effect;

5.4.3
the Guarantor's Warranties shall be true and correct (without giving effect to any limitation or qualification as to "materiality" or "Material Adverse Effect" set forth in such Guarantor's Warranties) in all material respects at and as of the Signing Date and the Completion Date, with the same force and effect as if made on such date, except to the extent such Guarantor's Warranties expressly relate to an earlier date (in which case such Guarantor's Warranties shall be true and correct in all material respects as of such earlier date);

5.4.4
each of the Seller and the Target shall have performed or complied in all material respects with all Material Covenants at or prior to the Completion Date, other than where any failure to perform or comply with any Material Covenant in all material respects is capable of remedy and remedied in full by the Seller prior to Completion, without any fees, costs or expenses being incurred by, or any other Liability being assumed by, the Purchaser or any Group Company and otherwise in matter consistent with the other terms of the Transaction Documents; and

5.4.5
the Legal Entity Restructuring shall have been completed in accordance with the terms of Schedule 7 (Legal Entity Restructuring), the Legal Entity Restructuring Documents and this Agreement unless and to the extent the Purchaser and the Seller mutually agree in writing pursuant to Clause 7.2 that a part of the Legal Entity Restructuring is to be completed after Completion (the "Legal Entity Restructuring Condition").

5.5	The following provisions shall apply in respect of the satisfaction of the Competition Condition:

5.5.1
the primary responsibility for the preparation and filing of the relevant notifications set out in Clause 5.2.1 and the conduct of proceedings before the relevant Governmental Authorities rests with the Purchaser. The Purchaser and the Seller agree that the Purchaser shall cause the applicable members of the Purchaser's Group to:

(a)
have filed with the relevant Governmental Authorities the complete relevant formal notifications or pre-notification(s) (if applicable) as soon as reasonably practicable and in any event within 10 (ten) Business Days after the Signing Date;

(b)	provide as soon as reasonably practicable any additional information reasonably required by any relevant Governmental Authority;

(c)	use reasonable efforts to satisfy the Competition Condition by the end of the relevant Governmental Authority's initial period of review (i.e., without the need for a second phase of investigation);

(d)
keep the Seller regularly informed on the status and progress of the relevant notifications, provide the Seller and its Representatives as soon as reasonably practicable with copies of any material written communications and outline summaries of any material oral communication from any Governmental Authority so as to enable the Seller to monitor progress of the Purchaser's compliance with this Clause 5.5.1;

(e)
not arrange any meeting or, to the extent reasonably practicable, material telephone call or material discussion with any Governmental Authority unless it consults with the Seller in advance and, to the extent permitted by such Governmental Authority, give the Seller reasonable notice of and opportunity for it or any of its Representatives to attend and participate at (but not control) such meeting, material telephone call or discussion; provided that the Seller and its Representatives shall be excluded from any meeting or any portion of a meeting to the extent the discussions involve any Confidential Information with respect to the Purchaser's Group; and

(f)
provide the Seller with drafts of all material written communications intended to be sent to any Governmental Authority, give the Seller and its Representatives a reasonable opportunity to comment on them where practicable, give due consideration to any such comments and provide the Seller with final copies of all such communications.

5.5.2
Except as otherwise contemplated in Clause 5.5.3, without prejudice to the Purchaser's obligations set out in Clause 5.5.1, the Seller shall, and shall cause each Group Company and each member of the Seller's Group to, co‑operate with and assist the Purchaser in procuring the satisfaction of the Competition Condition by promptly providing the Purchaser, or its Representatives, as the case may be, for this purpose with the information and documents in their possession or under their control and required for the purpose of making any submissions, filings and/or notifications to any such Governmental Authority and/or for answering any questions raised by the Governmental Authorities and/or set out in the applicable competition Laws.

5.5.3
In relation to all disclosures under this Clause 4, business secrets and other confidential material of a Party may be redacted from disclosure to the other Party so long as the Seller or the Purchaser, as the case may be, acts reasonably in identifying such material for redaction; provided, that such redacted information will then be provided to the Seller's external counsel or the Purchaser's external counsel, as the case may be, on a counsel‑to‑counsel basis such that it may not be disclosed to any member of the Seller's Group or to any member of the Purchaser's Group, as the case may be.

5.5.4
If, at any time, a Party becomes aware of a fact or circumstance that is reasonably likely to prevent the Competition Condition from being satisfied, it shall promptly inform the other Parties of the matter and keep the other Parties apprised of the status of matters relating thereto.

5.6
Subject to this Clause 5 and Clause 27, if any of the Conditions have not been satisfied in accordance with this Agreement (or has ceased to be capable of satisfaction) on or before the Long Stop Date:

5.6.1
the Purchaser or the Seller may terminate this Agreement by notice in writing to the Seller or the Purchaser (as applicable), provided, however, that the right to terminate this Agreement under this Clause 5.6.1 shall not be available to any Party whose failure to fulfil any obligation under this Agreement has been the principal cause of or resulted in the failure of any of the Conditions to be satisfied (or ceasing to be capable of satisfaction) on or before the Long Stop Date; or

5.6.2	the Purchaser and the Seller may mutually agree to postpone the Long Stop Date to such later date as the Purchaser and the Seller may mutually agree.

6.	COMPLETION

6.1	Completion shall take place by 15:00 (CE(S)T) on the Completion Date, at the offices of Clifford Chance LLP in Amsterdam, the Netherlands.

6.2
Subject to Clause 12.7, at least one (1) day prior to the Completion Date, the Purchaser and the Seller shall sign the Notary Letter and the Seller shall procure that the relevant Group Companies sign the Notary Letter.

6.3
On the Business Day immediately prior to the Completion Date, the Purchaser shall ensure that an amount at least equal to the Purchase Consideration, is received on the Notary Account under the payment reference "Fortitude – 55-40617892". The Parties shall instruct the Notary to hold and pay the Purchase Consideration only in accordance with the Notary Letter.

6.4
Subject to Clause 6.1, at Completion each Party shall do, or procure to be done, those things respectively listed in relation to it or its Affiliates in Schedule 13 (Completion Actions) in the order in which they are required to be carried out pursuant to that Schedule 13 (Completion

Actions). Neither the Seller nor the Purchaser shall be obliged to complete this Agreement unless:

6.4.1	the other Party complies with all its respective obligations under this Clause 6 and Schedule 13 (Completion Actions);

6.4.2	the Conditions in Clause 4 (Conditions) have all been satisfied or waived; and

6.4.3	the sale and purchase of all of the Acquisition Shares and the transfer of the Preferred Equity is completed simultaneously.

6.5
If Completion does not take place on the Completion Date because either the Purchaser fails to comply with any of its obligations referred to in Schedule 13 (Completion Actions) or the Seller fails to comply with any of its obligations referred to in Schedule 13 (Completion Actions), the Seller (in the case of a default by the Purchaser) or the Purchaser (in the case of a default by the Seller) may elect by notice to the other Party to:

6.5.1
set a new time and date for Completion, which date shall not be less than 10 (ten) Business Days and not more than 30 (thirty) Business Days after the original Completion Date (but in no event later than the Long Stop Date), in which case this Clause 6 shall also apply to the deferred Completion Date;

6.5.2	effect Completion as far as practically possible; or

6.5.3
without limiting any Party's remedies under Clause 31 (Specific Performance), in the event of the Purchaser's or the Seller's continued failure at the deferred Completion Date (in circumstances where the Completion Date has been deferred in accordance with Clause 6.5.1 above) to comply with any of their obligations of Schedule 13 (Completion Actions), terminate this Agreement with immediate effect in accordance with Clause 27 (Termination).

6.6	The Parties acknowledge that:

6.6.1	the Notary is holding office with Clifford Chance LLP;

6.6.2	Clifford Chance LLP acts as the legal adviser to the Seller in this transaction;

6.6.3
the Parties confirm their agreement and accept that the Notary shall execute the Deed of Transfer and shall perform any activities relating thereto and that this shall not prevent Clifford Chance LLP from continuing to act as legal adviser to the Seller in connection with the Transaction; and

6.6.4
each of the Parties approves of ABN AMRO Bank N.V. as the bank to hold the amounts to be transferred in accordance with this Agreement at Completion. Each of the Parties acknowledges and agrees that neither the Notary nor Clifford Chance LLP shall have a responsibility to any Party, or anyone claiming through a Party, for any loss arising out of the failure of ABN AMRO Bank N.V. or any inability on its part to repay any such amounts at any time.

7.	LEGAL ENTITY RESTRUCTURING

7.1
Subject to Clause 7.2, the Seller shall complete the Legal Entity Restructuring in accordance with the steps set out in Schedule 7 (Legal Entity Restructuring), Schedule 5 (Bankruptcy Remote Schedule) and the terms of the Legal Entity Restructuring Documents, and the terms of this Agreement as soon as practicable and in any event before the Completion Date.

7.2
The Seller and Purchaser have mutually agreed on all terms and conditions of the proposed agreements, certificates of formation and other governing documents, instruments of conveyance and similar documents relating to the Legal Entity Restructuring except that between the Signing Date and Completion, the Seller and Purchaser shall mutually agree in writing on documentation to effectuate the actions contemplated by Schedule 5 (Bankruptcy Remote Schedule) (collectively, the "Legal Entity Restructuring Documents"). Any changes to the restructuring steps in Schedule 7 (Legal Entity Restructuring) and the Legal Entity Restructuring Documents shall be subject to the written consent of the Purchaser and the Seller, provided that the Parties shall work in good faith from the Signing Date to:

7.2.1
determine whether all of the Group Companies are necessary to exist as legal entities in order to the conduct of the Divestment Business following the Completion Date or whether any such Group Companies may be wound up or otherwise eliminated as legal entities as part of the Legal Entity Restructuring; and

7.2.2
consider modifications to the Legal Entity Restructuring Documents that would allow the Group Companies to efficiently utilise tax attributes that would otherwise be eliminated or materially reduced in connection with the consummation of Transactions, in each case, to effectuate such modifications to the Legal Entity Restructuring Documents as are reasonably agreed by the Purchaser and the Seller, provided that nothing in this Clause 7.2 shall oblige the Seller to agree to any change in the restructuring steps in Schedule 7 (Legal Entity Restructuring) or the Legal Entity Restructuring Documents if and to the extent it determines it, in its sole absolute discretion, to be adverse to its interest.

7.3
The Seller shall continue to instruct its European Tax Director and PricewaterhouseCoopers to continue discussions, on behalf of the Group Companies, regarding the transfer (including pursuant to the Transactions) and valuation of Intellectual Property Rights with the Dutch Tax Authorities. The Seller shall keep the Purchaser reasonably informed of the status of such discussions and no agreement will be entered into without the Purchaser's written consent.

8.	TRANSITION COMMITTEE

8.1
As per the Signing Protocol, the Purchaser and the Seller shall continue the formation of a transition committee (the "Transition Committee") comprising three representatives of each of the Seller and the Purchaser with the Seller and the Purchaser each designating one of their representatives as a lead representative (each, a "Lead Committee Representative"). Each Lead Committee Representative and each other representative on the Transition Committee shall have sufficient authority to act on behalf of the Purchaser or the Seller (as applicable) and possess a level of knowledge of one or more of the matters for which the Transition Committee is responsible in order to be a constructive Lead Committee Representative or other representative on the Transition Committee (as applicable). Each Lead Committee Representative shall be deemed to be primarily responsible for negotiating, supervising, coordinating and facilitating the matters set forth on Schedule 8 (Transition Committee Matters) with the assistance of other Representatives as deemed appropriate by such Lead Committee Representative.

8.2
The Transition Committee shall meet (in person, by telephone or videoconference) at least once every week and more frequently, as agreed between the Purchaser and the Seller, in order to reasonably perform its functions and to make its determinations.

8.3	The Transition Committee shall be dissolved upon Completion.

8.4
To the extent that the Purchaser or the Seller is advised by external counsel that such exchange violates applicable Law, the Transition Committee shall not exchange any competitively sensitive information and in particular, any information concerning recent, current, or future: information on individual product costs; prices and pricing policies; information on profitability of product lines; marketing or product development plan; information on ongoing or expected bids; details on sales to specific customers.

9.	WRONG POCKET

9.1
If, within 24 (twenty-four) months following Completion, (a) any member of the Seller's Group remains the legal or beneficial owner (as applicable) of any Asset or any Liability that is primarily or exclusively part of the Divestment Business or is an Asset or Liability of any Group Company (other than any Contract), or (b) any of the Group Companies remains the legal or beneficial owner (as applicable) of any Asset or Liability that is primarily part of the Retained Business (excluding any of the Transferring IP) (other than any Contract), and such matter is not otherwise explicitly provided for in this Agreement or any of the other Transaction Documents, the Seller and the Purchaser shall execute whatever documentation is reasonably required to effectuate the transfer of such Asset or Liability in accordance with applicable Law to achieve the intended treatment of such Asset or Liability under this Agreement, for nil consideration. Until such transfer is concluded, the Party whose purported Asset is located outside its own group shall receive a royalty-free licence to use or shall otherwise be able to obtain the benefits from the Asset and the Party whose purported Liability is located outside its own group shall indemnify the other Party for all Damages arising from or in connection therewith in accordance with the terms of this Agreement.

9.2
If, following Completion, (a) any member of the Seller's Group remains party to any Contract that is primarily or exclusively related to the Divestment Business, (b) any of the Group Companies remains party to any Contract that is primarily or exclusively related to the Retained Business or (c) a new Contract cannot be obtained with respect to a Shared Contract or the applicable portion of any Shared Contract (a "Wrong Pockets Contract"), and such Wrong Pockets Contract is not a Third Party Consent Contract (and the transfer of such Wrong Pockets Contract is otherwise explicitly provided for in this Agreement or other Transaction Documents), the Seller and the Purchaser shall cooperate in good faith to arrange for the transfer of the relevant Wrong Pockets Contract to the relevant Group Company or to a member of the Seller's Group or the split of any Shared Contract, as the case may be, for nil consideration (a "Wrong Pockets Contract Transfer").

9.3
If and to the extent that any Third Party consent, approval or waiver or a novation agreement (as applicable) (a "Third Party Contract Consent") is required (a) for the transfer by (i) any member of the Seller's Group to any Group Company of any Third Party Contract which is primarily or exclusively related to the Divestment Business or (ii) any Group Company to any member of the Seller's Group of any Contract which is primarily or exclusively related to the Retained Business (a "Third Party Consent Contract Transfer"), or (b) to avoid a Change of Control Effect in respect of any Third Party Contract (each a "Third Party Consent Contract"), then:

9.3.1
in respect of any Third Party Consent Contract Transfer, this Agreement does not constitute an assignment or an attempted assignment of such Third Party Consent Contract if and to the extent that the assignment or purported assignment would constitute a breach of such Third Party Consent Contract;

9.3.2
the Seller, on the one hand, and the Purchaser, on the other, shall cooperate with one another (and each other's respective Affiliates) and use (and procure that their respective Affiliates use) reasonable efforts in attempting to obtain each such Third Party Contract Consent prior to, on or as soon as reasonably practicable following Completion (including the payment of any consideration by the Seller), provided that:

(a)
neither the Purchaser nor any of its Affiliates shall be required to make payments or otherwise incur more than de minimis fees, costs and expenses in using such reasonable efforts (regardless of whether any payment or incurring of such fees, costs and expenses are necessary to obtain a Third Party Contract Consent); and

(b)
unless and to the extent the same constitute Migration Costs, the Seller shall assume any fees, costs and expenses payable to obtain the relevant Third Party Contract Consent and the Seller and its Affiliates shall be required to make payments to any counterparty (or any Affiliate of any counterparty) to any Third Party Consent Contract (a "Third Party Consent Contract Counterparty") and any other Person and otherwise incur fees, costs and expenses, in each case, to the extent reasonably necessary to obtain any Third Party Contract Consent ("Third Party Contract Consent Costs"); and

9.3.3
the Seller must obtain the Purchaser's written consent and the Purchaser must obtain the Seller's written consent, as applicable and in each case not to be unreasonably withheld, conditioned or delayed, before:

(a)
agreeing with any Person (whether verbally or otherwise) to any amendment, modification or change to, or waiver in respect of any provision of, any Third Party Consent Contract (regardless of whether such amendment, modification, change or waiver is necessary to obtain a Third Party Contract Consent); or

(b)	making any payment to any Third Party Consent Contract Counterparty.

9.4	Pending the completion of any Wrong Pockets Contract Transfer or Third Party Consent Contract Transfer:

9.4.1
the relevant member of the Seller's Group or Group Company (as applicable) (the "Interim Holder") shall hold the relevant Wrong Pockets Contract or Third Party Consent Contract ("Relevant Contract") on trust for the relevant Group Company or member of the Seller's Group (as applicable) (the "Final Holder");

9.4.2
where such Relevant Contract relates to the provision of goods or services by the Interim Holder, the Final Holder shall perform all the obligations of the Interim Holder under such Relevant Contract to be discharged after Completion or, where subcontracting is not permissible, the Final Holder shall perform such obligations as agent for the Interim Holder;

9.4.3
where such Relevant Contract relates to the receipt of goods or services by the Interim Holder, the Interim Holder shall on-sell (at cost) to the Final Holder the services provided pursuant to such Relevant Contract;

9.4.4
where such Relevant Contract is a lease, the Interim Holder shall enter into a sub-lease with the Final Holder on the terms substantially consistent with such lease, or where a sub-lease is not permissible, provide a licence to occupy the relevant premises to the Final Holder on terms substantially consistent with such lease; or

9.4.5
otherwise use reasonable efforts to provide without limitation in time the Final Holder with the applicable benefit of such Relevant Contract and, subject to Clause 9.4.4, for the Final Holder to bear the applicable burden under such Relevant Contract.

9.5
To the extent there is any conflict between this Clause 9 and any matter specifically addressed in any IP Agreement, the Global Accounts Agreement, the Transitional Services Agreement or in any other provision of this Agreement, the terms of such IP Agreement, the Global

Accounts Agreement, the Transitional Services Agreement or such other provision of this Agreements (as applicable) shall control.

10.	OTHER CARVE-OUT MATTERS

10.1	Intellectual Property

10.1.1
The Seller shall, and shall cause each member of the Seller's Group to, contribute, assign or otherwise transfer to the relevant Group Companies all Intellectual Property Rights owned by a member of the Seller's Group that are used or held for use by the Group Companies exclusively in the operation or conduct of the Divestment Business in the Territory prior to Completion, including those Intellectual Property Rights listed in Part A (Transferring IP) of Schedule 28 (Intellectual Property Rights) (the "Transferring IP"), free of Encumbrances.

10.1.2
The Seller's Group shall retain the Intellectual Property Rights listed in Part B (Retained IP) of Schedule 28 (Intellectual Property Rights) (the "Retained IP") following Completion. The relevant Group Companies will assign the Retained IP to the Seller's Group prior to Completion.

10.1.3
Prior to execution of the IP License Agreement, the Seller shall, and shall cause each member of the Seller's Group to, transfer and assign pursuant to the IP Sale Agreements (which shall be in form and substance reasonably acceptable to Purchaser) to IPCO on terms consistent with the Legal Entity Restructuring and otherwise representing a legal "true sale" under the governing law of the IP Sale Agreements all legal right, title and interest in and to the IPCO IP, and publicly record such transfer.

10.1.4
At Completion, IPCO and a member of the Seller's Group will license the Licensed IPR as defined in the IP License Agreement including the Intellectual Property Rights listed in Part C (Licensed IP) of Schedule 28 (Intellectual Property Rights) to the relevant Group Company pursuant to an IP license agreement in the form attached hereto as Schedule 25 (IP License Agreement) (the "IP License Agreement").

10.1.5
The Seller shall cause each member of the Seller's Group and the Purchaser shall cause each member of the Purchaser's Group to provide the assistance, co-operation and information as is reasonably required in order for the agreements listed in Clauses 10.1.1 to 10.1.3 to be entered into and executed.

10.1.6	No later than May 28, 2017, the Seller shall, and shall cause its Affiliates to:

(a)
cease use of any trademark, service mark, logo or other proprietary right owned by the Group Companies or licensed to the Group Companies pursuant to the IP License Agreement in connection with the Promotional Products Business (including use of the STAPLES brand);

(b)
change the name of the Promotional Products Business to a name that does not use any trademarks, trade names, trade dress, or domain names included in or that are similar to, or combinations, derivatives, or translations of, or otherwise confusing similar to, any trademark, service mark, logo or other proprietary right owned by the Group Companies or licensed to the Group Companies pursuant to the IP License Agreement; and

(c)
not thereafter use any such trademark, trade name, trade dress, or domain name in connection with the operation of the Promotional Products Business, except to factually identify the Promotional Products Business itself, and not any products, as an Affiliate of Seller (e.g., ABC Promotional Products, a subsidiary of Staples, Inc. on letterhead), in each case to the extent used in, directed to, or otherwise related to, the Restricted Territory.

10.2	Guarantees

10.2.1
The Seller shall use reasonable efforts to procure that, prior to or at Completion, each Group Company is released from all Guarantees given by or on behalf of any Group Company to the extent that they relate to any Liability or obligation of the Seller's Group or the UK Retail Group (such efforts to include incurring any fees, costs or expenses reasonably required and, with respect to the UK Retail Group, providing any letter of credit or other credit support as replacement for any such Guarantee) and, pending such release, the Seller shall fully indemnify the Purchaser Indemnitees against all such Liabilities under those Guarantees.

10.2.2
The Target shall use reasonable efforts to procure that, with effect from Completion, the Seller and each of the members of the Seller's Group are released from all Guarantees given by them for the benefit of the Group (the "Seller Guarantees"), including with respect to obligations under the Retail Leases and any other Contracts to which any Group Company is a party or obligated under, whether these were given directly to any counterparty under any Contract to which any Group Company is a party or to any financial institution which may have provided a form of security to any counterparty to any Contract to which any Group Company is a party; provided, however, that neither the Purchaser nor any Group Company shall be required to pay (other than costs that the Seller agrees to reimburse at the time Purchaser or Target makes such payment) any fees, costs or expenses, or post any collateral (including any cash or other assets) or agree to any modification or amendment to the underlying Contract (other than immaterial modifications or amendments that in any case do not involve any economic terms or an extension of the duration of such Contract) in exchange for any such release (including any amendments requiring any replacement Guarantee or alteration to any term in such Contract). Unless and until such time as the Target secures such a release, the Target shall cause the Group Companies to indemnify each member of the Seller's Group against all Liabilities arising under such Guarantees which relate to a Group Company failing to perform its obligations or otherwise having Liability under any relevant underlying contract and to the extent they relate to the Divestment Business.

10.2.3
Notwithstanding any other provision of this Agreement to the contrary, the Seller shall take all steps required to keep each Seller Guarantee in place, and no member of the Seller's Group shall release (or agree to release) any such Seller Guarantee, until such time as the relevant Liability or obligation guaranteed by such Seller Guarantee has been performed, satisfied or expired in full in accordance with its terms, it being understood that in each case, the Purchaser shall cause the Group Companies not to renew, amend or extend any Contract to which a Seller Guarantee relates to the extent that it increases exposure under the relevant Seller Guarantee or extends the duration of the benefit of the Seller Guarantee for that Contract, and the Seller shall be permitted to arrange for any Seller Guarantee issued under the Deutsche Bank Guarantee Facility to lapse upon the earlier of: (i) the date that falls 3 (three) years after the Completion Date; and (ii) the expiry of the relevant underlying Contract.

10.2.4
Other than as set out in Clause 10.2.3, the Seller shall, and shall cause each other member of the Seller's Group, to continue to fully and promptly comply with the terms and obligations under any Third Party Guarantee (or any Contract entered into connection with or otherwise related to such Third Party Guarantee) in respect of which any member of the Seller's Group has any obligation, including by providing any cash collateral or other credit support required under such Third Party Guarantee (or such Contract), in accordance with the terms and conditions of such Third Party Guarantee (or such Contract) until such time as the relevant Liability or obligation guaranteed by such Third Party Guarantee has been performed or satisfied in full in accordance with its terms.

10.3	Migration and Separation
The Parties shall comply with Schedule 29 (Migration) in respect of the Migration and Separation.

10.4	TSA Employees
The Parties shall comply with Schedule 38 (TSA Employees) in respect of the TSA Employees.

11.	PRE-COMPLETION ACTIONS AND CONDUCT

11.1	Ordinary Course of Business
(A) Except (a) as otherwise required by or expressly contemplated in the Transaction Documents (including the Legal Entity Restructuring and the UK Retail Separation), (b) as required by applicable Law, (c) as set forth in Schedule 14 (Permitted Actions), or (d) with the prior written consent of the Purchaser, from the Signing Date to Completion, the Seller shall, and shall procure that the Group Companies, and with respect to the Divestment Business only, each applicable member of the Seller Group shall (i) cause the Divestment Business to be conducted materially in the Ordinary Course of the Divestment Business, (ii) use reasonable efforts consistent with past practice to preserve the relationships of the Divestment Business with its Material Customers, landlords under Material Leases, Material Suppliers and Divestment Business Employees, (iii) take all actions necessary to effectuate the Specified UK Project and the Specified German Project under the supervision of the Transition Committee in accordance with Clause 8 (Transition Committee) unless otherwise directed in writing by the Purchaser, (iv) continue to implement the Specified Initiated Projects in accordance with the plans for, and accruals made for, such Specified Initiated Projects as at the Signing Date under the supervision of the Transition Committee in accordance with Clause 8 (Transition Committee) unless otherwise directed in writing by the Purchaser, (v) continue to spend and take any necessary action to implement (a) any planned capital expenditures in accordance with any capital expenditure projects provided for in the budget for the Divestment Business for the fiscal year ending January 28, 2017 as detailed at 3.3.2.29 of the Open Data Room (including the establishment of a new distribution centre in Norway) under the supervision of the Transition Committee in accordance with Clause 8 (Transition Committee) unless otherwise directed in writing by the Purchaser, (b) any planned capital and operational expenditures as contemplated by the costs forecast for Project Fast set forth on Schedule 15 (Project Fast) and otherwise under the plans for Project Fast as at the Signing Date under the supervision of the Transition Committee in accordance with Clause 8 (Transition Committee) unless otherwise directed in writing by the Purchaser and (c) maintenance capital expenditures in an amount no less than budgeted and otherwise in the Ordinary Course of the Divestment Business, (vi) maintain (a) all material assets of the Divestment Business in their present repair, order and condition, except for depletion and ordinary wear and tear, (b) the current Records of the Divestment Business in a manner materially consistent with past practice, and (c) subject to Clause 10.2, all Guarantees, co-tenancy arrangements and any credit support arrangement entered into by a member of the Seller Group with respect to the Divestment Business and (vii) promptly exercise all rights, and perform all obligations, under the UK Retail Separation Documents. In addition, the Seller, shall, and shall procure the Group Companies to, use reasonable efforts to inform their Representatives of the contents of this Clause 11.1 and from time to time, inquire into their Representatives' compliance with this Clause 11.1. For the purposes of this Clause, where the Purchaser is to provide consent the following procedure shall apply: the Seller's Lead Committee Representative shall send by email to the Purchaser's Lead Committee Representative a request for consent which shall include reasonable details of the matter under this Clause (A) for which consent is sought including the rationale for the proposal, the actions required to be taken by any Group Company, the timing and the estimated costs (if any), and the Purchaser shall have a period of 5 (five) Business Days to consider the request and in undertaking such consideration the Purchaser shall act reasonably and in good faith and at the end of such 5 (five) Business Day period the Purchaser's Lead Committee Representative shall communicate to the Seller's Lead Committee Representative the Purchaser's response and in the event that no response is communicated within such period the Seller shall be entitled to proceed with the relevant matter in the way described previously. In the event of an emergency, the process as described before shall apply except the timing shall be expedited to 24 (twenty-four) hours and if the Seller, acting reasonably and in good faith, believes that the matter has to be taken to avoid a Material Adverse Effect then it shall be entitled to take that action after first notifying the Purchaser's Lead Committee Representative. To the extent any matter in respect of which a consent is sought pursuant to this Clause (A) relates to (i) Properties or other real estate used or occupied by the Group from to time, such consent may also be considered by a meeting of the Group's Real Estate Committee at which a Representative of the Purchaser is present and may then be given by such Representative at such meeting; or (ii) IT Systems, such consent shall be considered by a meeting of the Group's IT Implementation Committee at which a Representative of the Purchaser is present and may then be given by such Representative at such meeting.
(B) Without limiting paragraph (A) in this Clause 11.1, but subject to Clause 11.2, except (i) as otherwise required by the Transaction Documents (including the Legal Entity Restructuring and the UK Retail Separation), (ii) as required by applicable Law, (iii) as set forth in Schedule 14 (Permitted Actions), and (iv) with the prior written consent of the Purchaser (which consent may be withheld, conditioned or delayed in Purchaser's sole discretion only with respect to Clauses 11.1.1, 11.1.2, 11.1.3, 11.1.4, 11.1.5, 11.1.17, 11.1.18, 11.1.20, 11.1.21, 11.1.25, 11.1.26, 11.1.27, 11.1.29, 11.1.31 11.1.32, 11.1.34, (with respect only to Encumbrances on the Acquisition Shares or Transferred Equity Interests) 11.1.38 and 11.1.39, to the extent it relates to any of the foregoing, but otherwise shall not be unreasonably withheld, conditioned or delayed), from the Signing Date to the Completion Date, the Seller shall not, and shall procure that no Group Company and, with respect to the Divestment Business only, no applicable member of the Seller Group shall:

11.1.1
sell, transfer, create, allot or issue, or allow to be sold, transferred, created, allotted or issued, any share in, or any securities convertible into or exchangeable or exercisable for, or options with respect to, or warrants to purchase, or rights to subscribe for, the capital (or equivalent under applicable local Law) of any of the Group Companies;

11.1.2
form any subsidiary or acquire any business of or interest in any Person (by merger or consolidation, purchase of substantial assets constituting a business of a Third Party, properties, claims or rights or equity interests, or by any other manner, in a single transaction or a series of related transactions), or participate in, terminate any participation in or amend the terms of, any partnership or joint venture, other than the continued participation in the Ordinary Course of the Divestment Business in those partnerships and joint ventures of the Divestment Business as of the Signing Date, details of which are included in the Data Rooms;

11.1.3	make any substantial change in the nature or organisation of its business or discontinue or cease to operate all or a material part of its business;

11.1.4
(A) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization, or other corporate reorganization save for any capitalization that is required to retain the technical solvency of any Group Company under applicable Law; or (B) complete the liquidation of Buhrmann ISD Group SA prior to Completion;

11.1.5
declare, set aside, make or pay any non-cash dividend or any other non-cash distribution, or declare or set aside any cash dividend or other cash distribution with respect to the Shares or the Preferred Equity which would require payment on or after the Completion;

11.1.6
(A) amend, modify, extend, renew or terminate any Material Contract (including the Deutsche Bank Guarantee Facility) or any Global Account Contract, except for amendments or modifications that do not relate to pricing, other economic terms, duration or are otherwise material to the Contract, or enter into a Contract that, if in effect as of the Signing Date, would have been a Material Contract or Global Account Contract; (B) cooperate with any Third Party to provide products or services in the Restricted Territory to a Global Account; or (C) amend, modify, terminate, waive, suspend or supplement any UK Retail Separation Document;

11.1.7
amend, modify, extend, renew or terminate any Lease, except for amendments or modifications that do not relate to pricing, other economic terms, duration or are otherwise material to the Lease, or enter into any new Lease for the use or occupancy of any material real property, or enter into any Contract to purchase or sell any Owned Real Property;

11.1.8
save as expressly contemplated in Clause 10.2, amend, modify, extend, renew or terminate any Guarantee or co-tenancy in respect of any Lease, except for amendments or modifications that do not relate to the duration or the economic terms of such Guarantee or co-tenancy or are otherwise not material to the Guarantee or co-tenancy, or enter into any new Guarantee or co-tenancy arrangement in respect of any Lease;

11.1.9
waive any claims, or rights, of material value under any Material Contract or otherwise relating to the Divestment Business save for the assignment by Staples Mail Order UK Limited and Staples International B.V. to the Guarantor of their rights under, respectively, clause 3.3 and clause 3.4 of the UK Retail SPA pursuant to a written Contract in form and substance reasonably acceptable to the Purchaser;

11.1.10
(A) make any material change in the selling, distribution, terms of sale (including with respect to discounts or warranties), credit or collection practices that are inconsistent with the Ordinary Course of the Divestment Business (including with respect to amounts or timing thereof), (B) make any material change to practices with respect to the Inventory, trade receivables or trade payables (including delaying payment of any trade payable, or making an accommodation or providing a discount or other concession, or otherwise taking steps in order to accelerate or delay or induce the collection of any trade receivable), (C) make any release from, or reversal of, any reserve or accrual account made for accounting or financial reporting purposes in any prior period and recognized in or otherwise affecting the statement of income for any of the fiscal periods included in the Historical Financial Statements or otherwise up to the Signing Date, in each case, in excess of EUR 100,000 (one hundred thousand Euros) in the aggregate, (D) make any material change to (i) the credit standards applied by the Group Companies and the Seller's Group with respect to the Divestment Business or (ii) any credit policy, (E) apply the credit policies with respect to accruals of provisions for credit losses in a manner inconsistent in any material respect with the credit policies and prior practice in the Ordinary Course of the Divestment Business, (F) permit reserves for credit losses to fall below in any material respect levels consistent with the credit policies and prior practice in the Ordinary Course of the Divestment Business, (G) engage in any activity or practice that generally applies to the relevant Group Company and would reasonably be expected to result, directly or indirectly, in a trade buy-in that is significantly in excess of normal purchasing patterns consistent with past practice during the 12 (twelve) months prior to the Signing Date, or (H) make any material change in advertising practices that is inconsistent with the Ordinary Course of the Divestment Business;

11.1.11
allow any Group Company to lend any money the principal amount of which exceeds EUR 100,000 (one hundred thousand Euros), save for intercompany and intracompany loans within the Group, and loans to Seller's Group Companies that will be settled before Completion, except that this paragraph will not include any credit terms extended in the Ordinary Course of the Divestment Business;

11.1.12
incur, create, guarantee, assume or otherwise become liable for any borrowings the principal amount of which exceeds EUR 300,000 (three hundred thousand Euros) save for intercompany and intracompany borrowings within the Group, and borrowings from Seller's Group Companies that will be settled before Completion;

11.1.13
except as otherwise contemplated in Clause 11.1, cancel, terminate, reduce the insurance coverage or the amount of insurance coverage, fail to renew or modify any Insurance Policy, except for (A) modifications which are not materially adverse with respect to the terms or cost of coverage with respect to such policies and (B) terminations of any duplicate insurance coverage, provided that the insurance coverage in respect of the matter to which such duplicate insurance coverage relates is on terms and conditions no less favourable than such duplicate insurance coverage;

11.1.14
(a) alter the terms of employment of the Specified Employees or the directors of any Group Company (including remuneration, pension entitlements and other benefits) save for immaterial modifications that do not involve economic terms or the duration of such terms of employment; (b) increase or supplement any compensation or benefits payable or to become payable to any Specified Employee or former Specified Employee of the Divestment Business (other than de minimis increases or supplements) or to take any action to accelerate either the vesting or the payment of any such compensation or benefits; (c) engage, promote, appoint or terminate any Divestment Business Employee to or from the position of a Specified Employee, except for terminations for cause in the Ordinary Course of the Divestment Business; (d) grant any bonus or other incentive compensation to any Specified Employees of the Divestment Business; (e) enter into any new employment, retention, severance, transaction bonus or similar agreement (or amend or supplement any such agreement) with any Specified Employee or other Divestment Business Employee with an annual target salary (including base salary and maximum bonus target) in excess of the amount set forth on Schedule 49 (Salary Threshold), except, in the case of this clause (e), as required by applicable Law; (f) enter into any employment or similar agreement with any Person that would become a Divestment Business Employees, except, in the case of this clause (f), in the Ordinary Course to the extent such Person would not become a Specified Employee or otherwise does not have an annual target salary (including base salary and maximum bonus target) in excess of the amount set forth on Schedule 49 (Salary Threshold) or (g) grant any severance, notice period, garden leave or other termination rights to any Divestment Business Employee with an annual target salary (including base salary and maximum bonus target) in excess of the amount set forth on Schedule 49 (Salary Threshold); in each case (a) – (g), except for as required by the applicable collective labour agreements or Benefit Plans in place at the Signing Date (but only to the extent true and complete copies of such agreements or Benefit Plan have been provided in the Data Rooms or in respect of any de minimis matter) in accordance with the terms thereof as of the Signing Date and save as contemplated under the Specified Incentive Arrangements;

11.1.15
amend, modify, terminate, waive, suspend or supplement any existing material Benefit Plan or amend, modify, terminate, waive, suspend or supplement any existing non-material Benefit Plan, except for modifications or amendments to such non-material Benefit Plan which are not material in nature, or enter into any new material benefit plan or arrangement that would constitute a material Benefit Plan if it were in existence as of the Signing Date;

11.1.16
except for (a) termination for cause in the Ordinary Course of the Divestment Business, and (b) with respect to seconded Divestment Business Employees, terminate, transfer or modify the job responsibilities of (i) any employee of the Seller Group in a manner that results in such employee becoming a Divestment Business Employees or (ii) any Divestment Business Employee in a manner that would result in such individual no longer meeting the definition of Divestment Business Employee;

11.1.17
establish, adopt, enter into, implement, modify or terminate any arrangements with any Works Council representing any Divestment Business Employees, other than the implementation of arrangements in respect of which legally binding agreements were entered into prior to the Signing Date and Disclosed in the Data Room;

11.1.18	recognize or certify any new Works Council as the bargaining representative for any Divestment Business Employees;

11.1.19
enter into any Contract that prohibits or will prohibit any of the Group Companies from freely engaging in any business or competing anywhere in the world (including restrictive covenants, non-competition provisions, non-solicitation provisions or non-interference provisions) or otherwise restricting any Group Company's use of any material intellectual property;

11.1.20
implement any employee layoffs, collective dismissals, new social plans or any other reduction in force, early retirement program, buyout or other voluntary or involuntary employment termination program with respect to Divestment Business Employees, provided that the terms of this Clause 11.1.20 shall not prohibit the termination of individual Divestment Business Employees for cause in the Ordinary Course of the Divestment Business;

11.1.21
take any action to accelerate the vesting or accelerate the payment of any compensation, benefits or increase the funding requirements under any Benefit Plan (to the extent it relates to Divestment Business Employees), except (x) as required by any Benefit Plan, a true and complete copy of which has been provided in the Open Data Room or (y) as will not result in any Liabilities to the Group Companies;

11.1.22	RESERVED;

11.1.23	commit to any material capital expenditures other than (A) as contemplated by Clause 11.1 or (B) as budgeted by the Divestment Business and consistent with past practice;

11.1.24
apply any insurance proceeds received by the Seller's Group or Group Companies since January 1, 2016 and prior to Completion with respect to the Divestment Business to any reinvestment in or purchase of a replacement of or repair of the relevant asset, except to the extent Seller's Group has received direction from the Purchaser, or, in respect of such proceeds not exceeding EUR 20,000 (twenty thousand Euros), unless the Target reasonably believes that the reinvestment of such insurance proceeds is necessary for the continued operation of that part of the Divestment Business;

11.1.25
make any change in the method of accounting or any audit practices generally applicable to any Group Company or change the accounting date or period generally applicable to any Group Company, other than any change which the Seller is advised by its outside auditor is required by Law or US GAAP, provided that the Seller shall provide the Purchaser with prior written notice thirty (30) Business Days before implementing any such determination that any change in any such present financial accounting methods, audit practices or accounting date that is required by Law or US GAAP;

11.1.26
repay, redeem or repurchase, or allow to be repaid, redeemed or repurchased, any share capital (or equivalent under applicable local Law) or any other securities or obligations convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of any of the Group Companies;

11.1.27	enter into any transaction which affects the legal status of any Group Company or amend the articles of association or any other or similar organizational document of any Group Company;

11.1.28
enter into, settle or compromise any Action by or against a Group Company where (A) the amount in dispute exceeds EUR 100,000 (one hundred thousand Euros) individually or EUR 300,000 (three hundred thousand Euros) when aggregated with all such disputes between the Signing Date and Completion, (B) is not fully discharged prior to Completion), or (C) in respect of any Action against any Group Company, the settlement or the compromise involve an admission of any Liability for (1) equitable relief that would have a material impact on the Divestment Business or (2) other relief that would have a material impact on the operation of the Divestment Business;

11.1.29	change its residence for Tax purposes;

11.1.30	amend, retract or re-submit any Tax Return which has previously been submitted to a Tax Authority, or amend, disclaim or revoke any Tax refund or Tax relief which has previously been received;

11.1.31
compromise, instigate or agree any audit, enquiry, assessment, dispute or litigation relating to Tax with any Tax Authority, enter into any closing agreement or similar agreement with any Tax Authority, or consent to any extension or waiver of the limitation period relating to Tax, in each case, where the amount in dispute exceeds EUR 300,000 (three hundred thousand Euros);

11.1.32
change any material basis, accounting method, accounting period, policy, or practice relating to Tax or notify or submit any such change to a Tax Authority or agree to make or change any material election relating to Tax;

11.1.33
amend in any material way, terminate or allow to lapse, any Material Permit, in each case where such material amendment, termination or lapse would adversely impact in any material respect the ability of the Group Companies to conduct the Divestment Business in the Ordinary Course;

11.1.34
pledge, sell, transfer, lease or otherwise make subject to or suffer to permit a material Encumbrance on any Properties or pledge, sell, transfer, lease or otherwise make subject or suffer to permit to any Encumbrance the Transferred Equity Interests;

11.1.35
pledge, sell, transfer, lease, allow to lapse, encumber, transfer, license or sublicense, assign, abandon, dispose of or otherwise make subject to or suffer to permit an Encumbrance, fail to renew, maintain, diligently pursue applications for or defend, or settle any claim related to any Transferring IP or IPCO IP;

11.1.36
pledge, sell, transfer, lease or otherwise make subject to or suffer to permit a material Encumbrance on any material Asset, other than the sale of Inventory or obsolete, worn-out or excess equipment or assets in the Ordinary Course of the Divestment Business;

11.1.37
demolish or remove any of the existing buildings on any of the Properties, or erect new buildings on the Property or any portion thereof, in each case where to do so would have a material impact on the value of the Properties or the business carried out thereon;

11.1.38
enter into any agreement with any Third Party that would reasonably be expected to prevent or materially delay or materially impair the ability of the Seller or any Relevant Seller Affiliate to consummate the Transactions; or

11.1.39	agree, conditionally or otherwise, to do or make any commitment to do or give any notice of intention to do any of the foregoing, and for the purposes of this Clause (B), where the Purchaser is to provide consent (other than in respect of matters relating to Properties or other real estate used or occupied by the Group from to time or any IT Systems) the following procedure shall apply: the Seller's Lead Committee Representative shall send by email to the Purchaser's Lead Committee Representative a request for consent which shall include reasonable details of the matter under this paragraph (A) for which consent is sought including the rationale for the proposal, the actions required to be taken by any Group Company, the timing and the estimated costs (if any), and the Purchaser shall have a period of 5 (five) Business Days to consider the request and at the end of such 5 (five) Business Day period the Purchaser's Lead Committee Representative shall communicate the decision of the Purchaser to the Seller's Lead Committee Representative. To the extent any matter in respect of which a consent is sought pursuant to this Clause (B) relates to (i) Properties or other real estate used or occupied by the Group from to time, such consent shall be considered by a meeting of the Group's Real Estate Committee at which a Representative of the Purchaser is present and may then be given by such Representative at such meeting; or (ii) IT Systems, such consent shall be considered by a meeting of the Group's IT Implementation Committee at which a Representative of the Purchaser is present and may then be given by such Representative at such meeting.

11.2	Permitted Actions
The Parties acknowledge and agree that the Group Companies have conducted or may conduct the permitted actions set out in Schedule 14 (Permitted Actions) during the period between the signing of this Agreement and Completion, none of which shall be prohibited, or require consent.

11.3	Cash Management

Promptly following the date hereof, the Seller shall, and shall cause the members of the Group to, use reasonable efforts to implement the steps reasonably requested by the Purchaser to develop a cash management system for the Group independently from the Seller's Group to be implemented as from Completion, in each case to the extent reasonably requested or required by the Purchaser (including as reasonably requested by the lenders under the New Indebtedness Financing) in order to continue the operation of the Divestment Business on a stand-alone basis in the Ordinary Course following the Completion, provided that none of this shall cause any unreasonable disruption to the day to day activities of any Group Company or members of the Seller's Group and provided further that Target shall promptly reimburse members of the Seller's Group for all reasonable, documented out of pocket Third Party costs and expenses incurred in connection with performing its obligations under this Clause 11.3.

11.4	Access to Properties, Employees and Records

11.4.1
Subject to applicable Law relating to the exchange of information and Clause 11.4.2, between the Signing Date and the Completion, the Seller shall, and shall cause the Group Companies to, use its reasonable efforts to cause the Target to (a) give the Purchaser and its Representatives reasonable access (including making adequate office and conference room available at the principal offices of the Group for a reasonable number of Representatives of the Purchaser (the "Purchaser Transition Team")) to all current Records, (b) permit the Purchaser to make such inspections thereof as the Purchaser may from time to time reasonably request, (c) furnish the Purchaser with such financial and operating data and other information with respect to the Divestment Business and (d) cooperate in good faith with the Purchaser and provide the Purchaser with reasonable access to the Target's employees (the opportunity to attend all meetings of the Staples European Leadership Team and other material operating meetings of senior personnel of the Divestment Business (in each case other than those portions of such meetings that address matters requiring preservation of legal privilege or matters involving the Transactions)) and current Records to assist the Purchaser with the transition of the Divestment Business. Such access shall also include regular consultations and the ability to make copies of current Records during business hours, between the Purchaser Transition Team and personnel of the Seller in connection with the Divestment Business and operational and transition planning in respect thereof, provided that the Purchaser and its Representatives shall be excluded from any meeting or any portion of a meeting to the extent the discussions involve any competitively sensitive information with respect to the members of the Seller's Group other than the Group Companies. All Records shared with the Purchaser Transition Team shall be clearly marked by the Seller as confidential and the Purchaser undertakes to each other Party that in case Completion does not occur it will: ensure to destroy all documents, disks or other media created by any member of the Purchaser's Group or by its Representatives, or on the Purchaser's or their behalf, to the extent they contain or reflect or are generated from the Records shall be destroyed, use reasonable efforts to erase from any computer, word processor or other device under their control any document, disk or file containing, reflecting or generated from any Records and the Purchaser undertakes to each other Party, following such erasure, not to attempt to recover such material and the Purchaser further undertakes to each other party to use its reasonable efforts, and to ensure that its Affiliates and its and their respective Representatives use their reasonable efforts, to prevent the unauthorized disclosure of any information forming part of the Records in breach of this Agreement.

11.4.2
Where the Seller reasonably determines that the Purchaser's exercise of its rights under Clause 11.4.1 is causing substantial disruption to the Divestment Business, a senior Representative of the Seller may, after having consulted with a senior Representative of the Purchaser reasonably and in good faith, cause the Seller and the Group Companies to reduce any obligation under Clause 11.4.1 to such extent that it is no longer substantially disruptive in a reasonably manner, provided that such reduction shall be limited to what is required for such disruption to cease to be substantially disruptive and such reduction shall not last any longer than is required for this purpose.

11.5	Exclusivity

11.5.1
As from the Signing Date until and including the earlier of (i) Completion having occurred and (ii) the date that the falls 3 (three) months after the Long Stop Date, the Seller shall not, and shall cause each member of the Seller's Group not to, directly or indirectly:

(a)
solicit, initiate, encourage or facilitate the sale, assignment, transfer, change of control, divestiture, merger or other similar transaction involving all or any material portion of the equity, debt or assets of the Divestment Business, including the sale or purchase of some or all of the Acquisition Shares, by any Person other than the Purchaser (any such transaction, an "Alternate Transaction");

(b)
participate, continue, enter into or suffer to permit any discussions or negotiations with, or provide any information with respect to, or knowingly take any action to facilitate or promote any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, an Alternate Transaction;

(c)
provide access to any Person (other than Purchaser or its Representatives) to, or furnish any such Person with, any information (including Confidential Business Information) in connection with or in furtherance of any Alternate Transaction;

(d)	engage in any Communications with any third Person (other than Purchaser or its Affiliates or Representatives) with respect to an Alternate Transaction; or

(e)
enter into any agreement, agreement in principle, understanding or other similar arrangement with respect to, or in connection with, any Alternate Transaction (including, for avoidance of doubt, any confidentiality or non-disclosure undertaking in connection therewith).

11.5.2
The Seller, members of the Seller's Group and their respective Representatives shall immediately cease all existing activities, discussions and negotiations with any individual or entity conducted heretofore with respect to any proposal for an Alternate Transaction. To the extent permitted under the relevant confidentiality agreements entered into prior to the Signing Date in connection with such Alternate Transaction, from and after the execution of this Agreement, the Seller and each member of the Seller's Group and their respective Representatives shall promptly, but in any event within 48 (forty-eight) hours, advise Purchaser in writing of the receipt, directly or indirectly, of any inquiries, discussions, negotiations, or proposals relating to an Alternate Transaction (including the specific terms thereof and the identity of the other individual or entity or individuals or entities involved) and promptly furnish to Purchaser a copy of any such written proposal in addition to a copy of any information provided to or by any Third Party relating thereto.

11.5.3	Prior to Completion, the Seller or the applicable member of the Seller's Group shall:

(a)	require the prompt destruction or return of any Confidential Business Information provided to any third Party in connection with an Alternate Transaction;

(b)
assign to Target any confidentiality or standstill agreement relating to an Alternate Transaction executed within the last 24 (twenty-four) months and if assignment is not permissible, use reasonable efforts to enforce its rights under such confidentiality or standstill agreement if there ever arises an issue with the counterparty thereto; and

(c)	refrain from waiving or modifying any rights under any confidentiality or standstill agreement relating to an Alternate Transaction, in the case of sub-clause (a) and (b) above, to the extent permitted under the relevant confidentiality agreements entered into prior to the Signing Date in connection with such Alternate Transaction.

12.	OTHER OBLIGATIONS AND COVENANTS

12.1	Seller's Group Insurance Arrangements
The Seller and the Purchaser acknowledge and agree that:

12.1.1	no Insurance Policies arranged by the Seller's Group (excluding, for the avoidance of doubt, the Group Companies) for the benefit of, or provided to, the Divestment

Business shall continue after the Completion Date, unless such policy is solely for the benefit of the Divestment Business, and after Completion no Third Party or member of the Seller's Group shall have any Liability or responsibility for any events, occurrences or accidents under such policies occurring prior to, on or after Completion under such Insurance Policies, except that, to the extent such events, occurrences or accidents arose prior to Completion and resulted in losses or Liabilities incurred by the Group Companies with respect to the Divestment Business that are covered by the Insurance Policies maintained by the Seller's Group after Completion. The Seller shall, and shall cause its Affiliates to, use reasonable efforts to pursue and collect claims for recovery for such losses or Liabilities to the extent available under the Insurance Policies. Each of the Seller and the Purchaser agrees to (i) use reasonable efforts to cooperate and consult with the other regarding seeking recovery for such losses or Liabilities under any applicable insurance policy, including making the appropriate notifications and filings with the relevant insurance provider, (ii) furnish to the other such information and assistance as the other may reasonably request in connection with seeking recovery for such losses or Liabilities under any insurance policy, (iii) keep the other apprised of the status of any claims made for such losses or Liabilities under any insurance policy, and (iv) to the extent that any member of the Seller's Group receives any net proceeds from any insurance carrier with respect to any losses or Liabilities relating to, or in respect of, the Divestment Business, the Seller shall deliver or cause to be delivered to the relevant Group Company such proceeds net of any reasonable external costs and administrative expenses; and

12.1.2
the Purchaser or Target has no right, title or interest in any unearned premiums on any Insurance Policies maintained by, or for the benefit of, the Seller's Group (excluding, for the avoidance of doubt, the Group Companies).

12.2	Arrangements to be Terminated at Completion

12.2.1
The Seller shall, and shall cause the relevant members of the Seller's Group and Group Companies to, cancel and terminate all Intercompany Financing Arrangements (such that the balance outstanding, and Liability of any Group Company, under each such Intercompany Financing Arrangements is eliminated) at or prior to Completion, in each case without Liability to the Group Companies.

12.2.2
Other than the Transaction Documents and the Global Account Related Contracts, the Seller shall, and shall cause the relevant members of the Seller's Group and Group Companies to, terminate all Affiliate Agreements effective as of Completion without Liability to any of the Group Companies.

12.2.3
The Seller shall, and shall cause the relevant members of the Seller's Group and Group Companies to, terminate all Derivative Arrangements effective as of Completion without Liability to any of the Group Companies, other than Derivative Arrangements that are currency hedges in respect of EUR, USD, GBP, NOK, SEK, DKK, CHF, AUD, CAD or PLN and terminate on the month-end on which

Completion occurs in accordance with the terms and conditions of such Derivative Arrangements ("Rolling Derivative Arrangements").

12.2.4
In respect of any Rolling Derivative Arrangement, the Seller shall, on or before the Completion Date, cause the Group Company that is party to such Rolling Derivative Arrangement to extend, renew or replace such Rolling Derivative Arrangement in a manner consistent with the currency hedging arrangements maintained by such Group Company from time to time in the Ordinary Course of the Divestment Business prior to the Signing Date.

12.3	Notification of Certain Matters
Each of the Seller and the Purchaser shall give prompt written notice to the other of (a) any written notice or other written communication received by it from any Person alleging that any consent, waiver or approval from, or notification requirement to, such Person is or may be required in connection with the Transactions and, (b) written notice being received by it of any Action commenced or threatened in writing against, relating to or involving or otherwise affecting it or any of its Affiliates that relate to the consummation of the Transaction, and (c) all effects, changes, events and occurrences arising subsequent to the Signing Date that have been communicated to the Seller and could reasonably be expected to result in any Condition not to be fully satisfied. For the avoidance of doubt, no updated information provided in accordance with this Clause 12.3 shall be deemed to:

12.3.1	cure any breach of Warranty or covenant made in this Agreement;

12.3.2	cause any Condition relating to the Warranties or the Guarantor's Warranties to be satisfied when such Condition had otherwise not been satisfied; or

12.3.3
affect any rights under this Agreement including indemnification rights pursuant to Clauses 17 (Specific Indemnities) and 18 (Additional Indemnities) and Schedules 17 (Limitation of Liability) and 27 (Tax Matters).

12.4	Non-Solicitation; No Hire

12.4.1
During the Restricted Period, neither the Guarantor, nor the Seller, nor the Purchaser shall, and the Guarantor, the Seller and the Purchaser shall procure that none of their respective Affiliates shall, directly or indirectly, solicit (or cause, seek to cause, or otherwise induce or attempt to induce, to leave), employ or engage or agree to employ or engage any Specified Employee, provided, however, that the foregoing shall not prevent the Seller, the Purchaser or any of their respective Affiliates from undertaking generalized searches for employees through newspapers, trade, internet or other advertisements, job fairs and the like that are not targeted at such individuals, provided, further that neither the Seller, the Purchaser nor any of their respective Affiliates shall be permitted to employ or engage, or agree to employ or engage, any such individual during the Restricted Period.

12.4.2
For the avoidance of doubt, any failure of any Affiliate of the Guarantor, the Seller or the Purchaser to comply with this Clause 12.4 shall constitute a breach by the Guarantor, the Seller or the Purchaser, respectively, of Clause 12.4.

12.5	Non-Compete

12.5.1
Subject to Clause 12.5.2, during the Restricted Period, the Guarantor and the Seller shall not, and shall each procure that no member of the Seller's Group shall, directly or indirectly (including use of a third party), without the Purchaser's prior written consent (which may be granted or withheld in its sole and absolute discretion):

(a)
own, operate, lease, license, manage, control, engage in, permit its name or other intellectual property to be used by, act as consultant or advisor to, render services for (alone or in association with any Person), provide financing to any Person in all or part of any Business which competes in the Restricted Territory with all or part of the Divestment Business as carried on at Completion;

(b)
subject to Clauses 12.5.2(c), 12.5.3 and 12.5.4, acquire, subscribe for or hold (or agree or commit to acquire, subscribe for or hold) any financial, beneficial or voting interest in all or any part of any Competing Target Business in the Restricted Territory (whether as a holder of equity, derivatives, debt securities or interests or otherwise); or

(c)
except as expressly permitted by the Global Accounts Agreement, have any dealings with, canvass, solicit or approach (cause to be canvassed, solicited or approached) any Business in the Restricted Territory.

12.5.2	Notwithstanding anything herein to the contrary, nothing in Clause 12.5.1 shall:

(a)	restrict any member of the Seller's Group from operating the Retained Business outside of the Restricted Territory;

(b)	restrict the Seller from holding the Shares following Completion;

(c)
restrict the Seller's Group from holding (either individually with respect to a member of the Seller's Group, or in the aggregate across multiple members of the Seller's Group) not more than 5% (five percent) of the Competing Target Business's outstanding shares of any class of stock that is regularly traded on a recognized domestic or foreign securities exchange so long as no member of the Seller's Group actively participates in the management or operation of such corporation;

(d)	prohibit any member of the Seller's Group from acquiring a Permitted Competing Business Acquisition Target, subject to Clauses 12.5.3 and 12.5.4;

(e)
prevent any member of the Seller's Group from performing the Seller's obligations and exercising the Seller's rights under the Global Accounts Agreement, the IP Licence Agreement or any other Transaction Document; or

(f)	prevent any member of the Seller's Group from carrying on, operating or conducting the Permitted Promotional Products Business.

12.5.3
If any member of the Seller's Group acquires (or agrees or commits to acquire) a Permitted Competing Business Acquisition Target and the Competing Business Revenues of such Permitted Competing Business Acquisition Target exceed EUR 50,000,000 (fifty million Euros) in the aggregate across the Restricted Territory or EUR 15,000,000 (fifteen million Euros) in a specific country in the Restricted Territory for the Relevant Period, then the Seller (or other relevant member of the Seller's Group) shall offer the Purchaser the opportunity for the Purchaser (or any Group Company) to acquire the Competing Target Business in its entirety and the Seller shall give notice in writing to the Purchaser to that effect (a "Competing Business Offer Notice") within 3 (three) Business Days of the Competing Business Acquisition Date, which Competing Business Offer Notice shall set out the:

(a)	reasonable details of the relevant Competing Target Business;

(b)	aggregate price in cash at which the Competing Target Business is being offered (which aggregate price must be solely in the form of cash and not involve any other non-cash consideration);

(c)	other material economic and all material non-economic terms (including any conditions to completion and material terms of the indemnification provisions); and

(d)
expected closing and the proposed timing for the execution of definitive transaction documents relating to the acquisition of the Competing Target Business (a "Competing Business Acquisition" and such documents being the "Competing Business Acquisition Documents").

12.5.4
Within 10 (ten) Business Days of the receipt by the Purchaser of any Competing Business Offer Notice, the Purchaser (or any Group Company) shall give written notice to the Seller (the "Competing Business Response Notice") indicating whether the Purchaser (or any Group Company) wishes to acquire the relevant Competing Target Business, for what price and pursuant to which other material economic and material non-economic terms (to the extent they differ from those proposed in the Competing Business Offer Notice).

12.5.5
If the parties agree on price and the other material economic and material non-economic terms, the Seller and the Purchaser shall cooperate for an additional period of 2 (two) months (and shall procure that the Seller's Group and the Group

Companies, respectively, cooperate) in good faith to prepare and negotiate the Competing Business Acquisition Documents and complete the Competing Business Acquisition on customary terms and conditions.

12.5.6
If the parties do not agree on price or the other material economic and material non-economic terms, the parties shall negotiate in good faith for an additional period of 10 (ten) Business Days in a concerted effort to reach a mutually agreed on price and material economic and non-economic terms. Only once the parties have engaged in such good faith negotiations unsuccessfully is the Seller permitted to try to find a Permitted Third Party Buyer.

12.5.7
If (i) the parties cannot agree on price or other material economic and material non-economic terms, (ii) the Purchaser does not wish to acquire the Competing Target Business, (iii) the Purchaser does not give a Competing Business Response Notice within the period set out in Clause 12.5.4, or (iv) negotiations relating to the Competing Business Acquisition are terminated, the Seller or another member of the Seller's Group shall either sell or dispose of the Competing Target Business in full to any Permitted Third Party Buyer; provided, however, that no member of the Seller's Group shall be permitted to sell the Competing Target Business to a Permitted Third Party Buyer for a lower price or on materially worse economic or non-economic terms than those proposed by the Purchaser in the Competing Business Response Notice without the Purchaser's written consent.

12.5.8	For the avoidance of doubt, any failure of any Affiliate of the Seller to comply with this Clause 12.5 shall constitute a breach by the Seller of this Clause 12.5.

12.5.9	The provisions of this Clause 12.5 shall terminate on the last day of the Restricted Period.

12.6	Specified Proceedings
The Parties shall comply with Schedule 50 (Specified Proceedings).

12.7	Notary Letter
Between the Signing Date and Completion, the Seller and the Purchaser shall negotiate in good faith to finalise the Notary Letter as soon as reasonably practicable and in any event at least 3 (three) Business Days prior to Completion. The final form and substance of the Notary shall be agreed by the Purchaser and the Seller in writing.

12.8	New Indebtedness Financing Cooperation
From and after the Signing Date, without prejudice to the Purchaser's obligations to fund the Purchase Consideration and under Clause 15.8, the Seller shall cause the Group Companies to provide, at the Purchaser's expense, all co-operation reasonably requested by the Purchaser in connection with the New Indebtedness Financing and the arrangement of any additional or alternative financing (the "Financing"), including:

12.8.1
without detracting from the relevant Person's fiduciary duties and existing obligations, taking the relevant resolutions authorising the entering into of any documentation relating to the Financing, but only conditioned on and with effect from Completion;

12.8.2
amending the articles of association or other constitutional documents of the relevant Group Company but only with effect from Completion or the incorporation of special purpose vehicles to facilitate any Financing;

12.8.3
without detracting from the relevant Person's fiduciary duties and existing obligations, entering into and deliver any documentation relating to the Financing, but only with effect from Completion, including any customary credit agreement, notes, guarantees, pledge and security documents, currency or interest hedging arrangements, receivables or inventory sale arrangements, servicing agreements, landlord waivers, access agreements, other definitive financing documents, a customary "borrowing base" certificate, and other certificates or documents and back-up therefor and for legal opinions as may be reasonably requested by the Purchaser or the financing sources (including consents of accountants for use of their reports in any materials relating to the New Indebtedness Financing) and otherwise reasonably facilitating the pledging of collateral, and the granting of security interests;

12.8.4
participating, upon reasonable notice and in a manner that does not materially interfere with normal business operations, in meetings, presentations, due diligence sessions, drafting sessions, sessions with prospective lenders or arrangers;

12.8.5
without detracting from the relevant Person's fiduciary duties and existing obligations, providing customary authorization and representation letters and customary consents to the financing sources authorizing the distribution of information to prospective lenders on a confidential basis;

12.8.6
assisting the Purchaser in the preparation of customary lender or rating agency presentations, customary bank offering memoranda, syndication memoranda and other marketing materials or memoranda reasonably requested by the Purchaser or the financing sources, in each case, in connection with the Financing;

12.8.7
using reasonable efforts to cooperate with the Purchaser and the Purchaser's efforts to (x) permit the financing sources to evaluate or audit the current assets, inventory, cash management and accounting systems, policies and procedures of the Group for the purpose of establishing collateral arrangements to the extent customary and reasonable; (y) establish bank and other accounts and blocked account agreements and lock box arrangements in connection with the foregoing and modify the receivables, inventory, cash management and accounting systems, policies and procedures for the Group in connection with the foregoing, provided that such agreements and arrangements will only be effective from Completion; and (z) undertake any reasonably requested due diligence on the Group requested by such financing sources;

12.8.8
granting the financing sources, upon reasonable request, access to the respective assets and cash management and accounting systems (including cooperating in and facilitating the completion of field examinations, collateral audits, asset appraisals and surveys) of the Group; and

12.8.9
furnishing the Purchaser and the financing sources promptly with all documentation and other information which any lender providing or arranging the Financing has reasonably requested and that such lender has determined is required by regulatory authorities in connection with such Financing under applicable "know your customer" and anti-money laundering rules and regulations, including the PATRIOT Act, provided that such co-operation does not unreasonably adversely affect the business of any Group Company, or unreasonably disturb or interfere with the business of any Group Company, and provided further that nothing in this Clause 12.8 will require any Group Company to incur any Liability prior to Completion that is not indemnified by the Purchaser or to take any action which waives the Seller's rights under this Agreement.

12.9	Financial Statements

12.9.1
As soon as practicable, but in any event no later than sixty (60) calendar days following the Signing Date, the Seller shall deliver to the Purchaser true and complete copies of the Historical Financial Statements updated to reflect the UK Retail Separation, with a reconciliation explaining in reasonable detail the differences between the original Historical Financial Statements and such updated financial statements.

12.9.2
The Seller shall deliver to the Target (1) as soon as practicable, but in any event no later than 30 (thirty) days after the end of each applicable fiscal quarter, unaudited combined balance sheets of the Group and related statements of income and cash flows, in each case prepared on the same basis as the Historical Financial Statements (except pro forma to reflect the UK Retail Separation), for each fiscal quarter ended after October 31, 2016 and at least 30 (thirty) days before Completion and (2) as soon as practicable, but in any event no later than 15 (fifteen) days after the end of each applicable month, interim versions of such financial statements for each Financial Month ended after the last day of the most recent unaudited financial statements delivered pursuant to clause (1) above, in the case of this clause (2), prepared on the same basis as the Historical Financial Statements (except pro forma to reflect the UK Retail Separation). No later than January 31, 2017, the Seller shall deliver a projected income statement with supporting operational planning materials and projected summary cash flow information for trading working capital and capital expenditures, along with its preliminary estimate of the full balance sheet and cash flows, in each case, for the Divestment Business for the fiscal year ending February 2, 2018. No later than March 15, 2017, the Seller shall deliver a projected balance sheets and cash flows on a quarterly basis with supporting operational planning materials for the Divestment Business for the fiscal year ending February 2, 2018.

12.9.3
As soon as reasonably practicable following the Signing Date, the Seller and the Purchaser shall start preparing combined carve-out balance sheets for the Group (giving effect to the Legal Entity Restructuring and the UK Retail Separation), as of the end of the fiscal years ended January 31, 2015, January 30, 2016, January 28, 2017, and the stub period between January 29, 2017 and the Completion Date, and the related combined carve-out statements of income, changes in equity and cash flows for such fiscal years and the stub period and accompanying notes, footnotes, disclosures or other items to be included in such financial statements, prepared in accordance with IFRS as adopted by the International Accounting Standards Board, audited and accompanied by a report and an unqualified opinion of Ernst & Young LLP or one of the other "big four" independent auditors mutually agreed by Seller and Purchaser (the "Independent Auditor") using International Standards on Auditing ("ISA") (collectively, the "Audited Carve-Out Financial Statements"), which report and opinion shall be prepared in accordance with IFRS. The Audited Carve-Out Financial Statements and accompanying report and unqualified opinion shall be delivered as soon as reasonably practicable (but in no event later than 240 (two hundred and forty) days following the Completion). The Seller shall assist the Independent Auditor in the completion of the audit of the Audited Carve-Out Financial Statements required to be delivered pursuant to this Clause 12.9.3, including executing such management and other representation letters as shall be reasonably requested by the Independent Auditor, so that the Independent Auditor is able to complete its audit of the Audited Carve-Out Financial Statements.

12.9.4
The Target shall cooperate with, and provide reasonable access during normal business hours to Divestment Business Employees and Records of the Group, and assist each of the Seller and the Independent Auditor in connection with the completion of the Audited Carve-Out Financial Statements in satisfaction of the Seller's obligations pursuant to this Clause 12.9.4. The Target shall promptly, upon request by the Seller, reimburse the Seller for half of all reasonable, documented, out-of-pocket costs and expenses (including, for the avoidance of doubt, all fees, costs and expenses of the Independent Auditor and reasonable and documented out-of-pocket costs and expenses for actuarial reports, other third party reports and other supporting documents) incurred by the Seller or any member of the Seller's Group in connection with Seller's obligations under Clause 12.9.3 (including the preparation of the Audited Carve-Out Financial Statements). The Purchaser shall be afforded the opportunity to review all adjustments recorded in connection with the audit, and the Seller and the Independent Auditor shall consider in good faith any and all Purchaser comments in connection with such review.

12.10	Record Retention
The Purchaser undertakes to the Seller that it shall, and shall procure that the Target and each other Group Company shall, and the Seller undertakes to the Purchaser that it shall, and shall procure that each member of the Seller's Group shall, preserve, and allow access to and/or make available to, for a period of at least seven (7) years (or any longer period as may be required by Law from time to time) from the Completion Date all the Records pertaining to the Divestment Business and existing at Completion. At and after the expiration of such 7 (seven) year period, if the Seller's Group, on the one hand, or the Group Companies, on the other hand, has previously requested such Records be preserved, the Group Companies or the Seller's Group shall either preserve such Records for such reasonable period as may be requested or transfer the Records to the requesting party, in each case at the requesting party's expense, provided that in no case shall the Seller's Group be under an obligation to share or transfer any Records that contain data and information about the Retained Business.

12.11	Specified Actions

12.11.1
From the Signing Date, the Guarantor shall, and shall cause each other member of the Seller's Group, to use reasonable efforts to complete each of the actions set forth on Schedule 12 (Specified Actions) (the "Specified Actions") prior to Completion. If any of the Specified Actions have not been completed by Completion, the Seller shall promptly (but in no event more than 30 (thirty) days following Target's delivery of a detailed invoice) reimburse the Target for any and all reasonable costs or expenses (including attorney's fees and expenses) incurred in connection with or arising from the completion of such Specified Actions following Completion to the extent that the actions taken by the Target in connection with the completion of such Specified Actions are reasonable in the context of the materiality of such Specified Actions (including any consequence for the Purchaser or any Group Company of such Specified Actions not being completed and the likelihood of such consequence occurring).

12.11.2
The Purchaser shall, and shall after Completion cause the Group Companies, to provide any assistance reasonably requested by the Guarantor in connection with any Specified Action. After Completion, Seller shall, or shall cause other members of the Seller's Group to, provide any assistance reasonably requested by the Group Companies in connection with any Specified Action.

12.12	Additional Specified Actions
The Parties shall comply with Schedule 46 (Additional Specified Actions).

12.13	Specified UK Project
The Parties shall comply with Part A (Specified UK Project) of Schedule 34 (Specified Projects).

12.14	Post-Completion Access
The Seller and the Purchaser shall permit and allow, and shall use reasonable efforts to procure that the Target, and, to the extent applicable, other Group Companies, shall permit and allow, upon reasonable written notice and during working hours, the employees of the Party specified in such notice reasonable access to such employees of the applicable Person, and reasonable access to such Records and the right to inspect the same and, at the requesting party's expense, to make copies thereof, to the extent reasonably required for the requesting party to meet its statutory obligations (including in respect of Tax and audit) and under this Agreement.

12.15	UK Retail Disentanglement
Within thirty (30) Business Days of the Signing Date, the Seller and the Purchaser shall use commercially reasonable efforts to execute an agreement with HUK 70 Limited (the "Third Party UK Retail Agreement") pursuant to which the three parties will allocate the Multi-Channel Employees to either the Divestment Business or the UK Retail Business. The Multi-Channel Employees who are allocated to the Divestment Business shall, once legally transferred to a Group Company, be Divestment Business Employees for all purposes under this Agreement (the "Divestment Business Transferred Multi-Channel Employees"). The Multi-Channel Employees who are allocated to the UK Retail Business shall (regardless of their employer) be UK Retail Employees for all purposes under this Agreement. The Third Party UK Retail Agreement shall also set forth an agreement among the parties thereto as to the use and occupation of the High Wycombe Property by the Divestment Business through a Lease assignment or sub-Lease to a Group Company of the High Wycombe Property.

12.16	IPCO IP
The Seller shall, for a period of 200 (two hundred) years from the Completion Date, prosecute, maintain, and defend the IPCO IP in accordance with Clauses 7.3 and 9 of the IP License Agreement.

12.17	Reserved Matter

12.17.1
The Guarantor and the Seller shall (and shall procure that each other member of the Seller's Group shall) keep the Purchaser and, as applicable, the Target reasonably informed about the Reserved Matter as more particularly set forth on Schedule 39 (Reserved Matter).

12.17.2
The Guarantor and the Seller shall (and shall procure that each other member of the Seller's Group shall) use reasonable efforts to resolve the Reserved Matter as more particularly set forth on Schedule 39 (Reserved Matter).

12.18	Specified Incentive Arrangements

The Parties shall comply with Part A (Specified Incentive Arrangements) of Schedule 41 (Specified Incentive Arrangements).

13.	SELLER'S WARRANTIES

13.1	The Seller hereby warrants to the Purchaser that each of the Warranties as set out in Schedule 16 (Seller's Warranties) is true and accurate as at the Signing Date.

13.2
Immediately prior to and at Completion, the Seller shall be deemed to warrant to the Purchaser that each of the Warranties as set out in Schedule 16 (Seller's Warranties) is true and accurate as at Completion by reference to the facts and circumstances as at Completion (other than those Warranties that address matters as of particular dates which shall be true and accurate as of such particular dates).

13.3
In the event of a breach of one (1) or more of the Warranties, the Seller shall, subject to the limitations set out in Schedule 17 (Limitation of Liability) of this Agreement and as the Purchaser's sole and exclusive remedy for such breach, absent fraud, wilful misconduct or gross negligence, compensate the Purchaser by way of an adjustment of the Purchase Consideration for the Acquisition Shares, and the Purchase Consideration shall be deemed to have been reduced by the amount of such adjustment for all Damages suffered by the Purchaser or any Group Company as a result of such breach. The Purchaser shall not be able to claim specific performance with respect to any breach of any of the Warranties on account of any such breach.

13.4
Absent fraud, wilful misconduct or gross negligence, to the maximum extent permitted by Law, the Liability of the Seller in connection with a breach of the Warranties and any related obligation to pay Damages shall be subject to the limitations contained in, and be subject to the other provisions of, Schedule 17 (Limitation of Liability).

14.	TAX MATTERS
Subject to Completion and subject to the limitations contained in, and subject to the other provisions of, Schedule 17 (Limitation of Liability), the provisions of Schedule 27 (Tax Matters) shall apply in relation to Tax.

15.	PURCHASER'S WARRANTIES, COVENANTS, ACKNOWLEDGEMENTS

15.1	The Purchaser warrants to the Seller that at the Signing Date and at Completion the statements set out below are true and accurate in all material respects:

15.1.1	the Purchaser validly exists and is duly incorporated under the laws of the Netherlands;

15.1.2
the Purchaser and each of its applicable Affiliates has the full right, power and authority to enter into this Agreement and the Equity Commitment Letter and the Purchaser and each of its applicable Affiliates have taken all corporate action necessary to execute and deliver, and to exercise its respective rights and perform its respective obligations under, this Agreement and the Equity Commitment Letter;

15.1.3
this Agreement and the Equity Commitment Letter have been duly signed on behalf of and duly entered into by the Purchaser and each of its Affiliates that is expressed to be a party to the Equity Commitment Letter, and, assuming the due authorization, execution and delivery by the other parties to this Agreement and the Equity Commitment Letter, each is a valid and binding obligation of the Purchaser and each of its relevant Affiliates that is expressed to be a party to the Equity Commitment Letter and enforceable against the Purchaser and each of its relevant Affiliates in accordance with their respective terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganisation, moratorium and similar Law affecting the enforcement of creditors' rights generally and by general equitable principles;

15.1.4
each of the Transaction Documents to be executed at or before Completion to which the Purchaser or any of its Affiliates (other than any Group Companies) is expressed to be or become a party (the "Purchaser's Completion Documents") when duly signed on behalf of and duly entered into by the Purchaser and each of its Affiliates (other than any Group Companies) that is to become a party to any of the Purchaser's Completion Documents (the "Relevant Purchaser Affiliates"), will be duly signed on behalf of and duly entered into by the Purchaser and each Relevant Purchaser Affiliate, and, assuming the due authorization, execution and delivery of the same by the other parties to the Purchaser's Completion Documents, each of the Purchaser's Completion Documents (when so executed) will be, with effect from Completion, a valid and binding obligation of the Purchaser and each Relevant Purchaser Affiliate and enforceable against the Purchaser and each Relevant Purchaser Affiliate in accordance with its terms, except to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganisation, moratorium and similar Law affecting the enforcement of creditors' rights generally and by general equitable principles;

15.1.5
the entry into and performance of this Agreement and the Purchaser's Completion Documents by the Purchaser and each Relevant Purchaser Affiliate, and the consummation by the Purchaser and each Relevant Purchaser Affiliate of the transactions contemplated by this Agreement and each of the Purchaser's Completion Documents, have been or will be duly authorised and approved by all necessary corporate action on the part of the Purchaser and each Relevant Purchaser Affiliate;

15.1.6
the execution and delivery of, and the performance by the Purchaser and its relevant Affiliates of their respective obligations under, this Agreement, the Equity Commitment Letter and the Purchaser's Completion Documents will not:

(a)	conflict with, or result in a breach of any provision of the constitutional documents of the Purchaser or any Relevant Purchaser Affiliate;

(b)
materially conflict with, or result in a material breach of, or constitute a material default under, any agreement or instrument to which the Purchaser or any Relevant Purchaser Affiliate is a party or by which the Purchaser or any Relevant Purchaser Affiliate is bound and which is material in the context of the Transaction;

(c)	result in a material breach of any Governmental Order to which the Purchaser or any Relevant Purchaser Affiliate is a party or by which the Purchaser or any Relevant Purchaser Affiliate is bound; or

(d)
except only for (i) the notifications and filings with the Governmental Authorities contemplated in Clause 5.2.1, (ii) filings required under, and compliance with other applicable requirements under applicable Law, require the Purchaser to obtain any consent or approval of, or give any notice to or make any registration with, its shareholders or any Governmental Authority necessary for the consummation by the Purchaser of the Transactions which has not been obtained or made at the date of this Agreement, other than such consents, approvals, filings, licenses, permits, authorizations, declarations or registrations the failure of which to obtain, make or give, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on the Purchaser's ability to consummate the Transaction;

15.1.7
as of the date of this Agreement, all information provided to the Seller and/or the Seller's Representatives in relation to the notifications and filings to the Governmental Authorities contemplated in Clause 5.2.1 is materially true, accurate and not misleading;

15.1.8
no resolution has been taken by the board of directors or shareholders meeting (or equivalents under local Law) of the Purchaser and no petition has been presented to any Governmental Authority having jurisdiction under applicable Law seeking a Governmental Order, for a general moratorium on the payment of its creditors, a winding-up or liquidation of the Purchaser or the appointment of a liquidator, provisional liquidator, judicial administrator or receiver (or equivalents under local Law) to it and no events have occurred which, under Law, would justify such resolution, petition or proceedings;

15.1.9	the Purchaser is able to pay its debts as and when they fall due within the meaning of the insolvency Laws applicable to it;

15.1.10
the Purchaser has not proposed to or agreed with all its creditors generally a voluntary compromise with respect to the waiver, forgiveness or restructuring of its indebtedness, and the Purchaser has not applied to any Governmental Authority having jurisdiction under any applicable Law for a Governmental Order authorising the convening of a meeting with all of its creditors generally to vote on a proposal for any such compromise or similar arrangement;

15.1.11
the Equity Commitment Letter in the form attached as Schedule 23 (Equity Commitment Letter) is a true, correct and complete copy of the Contract entered into by the Purchaser with Cerberus Institutional Partners VI, L.P. with respect to the Purchase Consideration;

15.1.12
there are no conditions precedent or draw stop events related to the funding or other arrangements that may impact the availability of the funding of the Transaction, in each case other than as expressly set forth in the Equity Commitment Letter;

15.1.13
other than the Equity Commitment Letter, there are no agreements, side letters, understandings or arrangements to which the Purchaser or any member of the Purchaser's Group is a party and relating to the funding of the Purchase Consideration;

15.1.14
as of the date of this Agreement, neither the Purchaser nor any of its Affiliates is in breach of any of the terms or conditions set forth in the Equity Commitment Letter, and, as of the date of this Agreement, no party to the Equity Commitment Letter has notified the Purchaser of its intention to terminate the Equity Commitment Letter or not to provide the funding of the Purchase Consideration; and

15.1.15
assuming the satisfaction of the Conditions, the Purchaser will have, as at Completion, sufficient available funds and/or access to funds pursuant to the Equity Commitment Letter to enable the Purchaser to meet in full its obligation to pay the Purchase Consideration.

15.2
The Seller acknowledges and agrees that the Purchaser's Warranties are the only warranties, express or implied, given by or on behalf of each of the Purchaser or any other member of the Purchaser's Group in connection with the Transactions under this Agreement.

15.3
The Purchaser acknowledges and hereby confirms that it is a professional party and that, with the help of specialist professional advisers, it has performed an investigation with respect to the Acquisition Shares, the Group Companies, the Divestment Business and in each case the associated assets, liabilities and prospects, consisting among other matters of a review of the Disclosed Information as well as attendance at management presentations and interviews (the "Due Diligence Investigation").

15.4
The Purchaser confirms that it and its advisers have had opportunity to review the Disclosed Information made available to the Purchaser and its advisers and to ask questions in relation to the Disclosed Information.

15.5
The Purchaser undertakes to the Seller and the members of the Seller's Group and their respective directors, officers, employees, agents and advisers (by way of an irrevocable third party undertaking for nil consideration capable of acceptance by such beneficiaries at any time) that (in the absence of fraud by the relevant directors, officers, employees, agents and advisers) no member of the Purchaser's Group (i) has any rights against or (ii) shall make any claim against any director, employee, officer, agent or adviser of any member of the Seller's Group, in each case, in respect of any information on which it may have relied before agreeing to any term of, or entering into, this Agreement or any other the Transaction Document.

15.6
In the event of a breach of one (1) or more of the agreements, warranties, undertakings, acknowledgements and confirmations given by the Purchaser in this Clause 15, the Seller shall, subject to the limitations set out in Schedule 17 (Limitation of Liability) of this Agreement and as the Seller's sole and exclusive remedy for such breach absent fraud, wilful misconduct or gross negligence, compensate the applicable Seller Indemnitee for all Damages suffered by such Seller Indemnitee as a result of such breach. The Seller Indemnitees shall not be able to claim specific performance with respect to any breach of any of such agreements, warranties, undertakings, acknowledgements and confirmations on account of any such breach.

15.7	Purchaser's Funding
The Purchaser shall take, and shall procure that each member of the Purchaser's Group shall take, on a timely basis, all action and do, or cause to be done, all things necessary to receive the financing contemplated by the Equity Commitment Letter at or prior to Completion, in order to be able to satisfy its payment obligations under this Agreement, including to:

15.7.1	satisfy, on a timely basis, any outstanding conditions precedent to the utilisation of the funds under the Equity Commitment Letter subject to the terms therein;

15.7.2
promptly enforce its rights under the Equity Commitment Letter, including its rights pursuant to the Equity Commitment Letter to draw down all funds required by the Purchaser to fulfil, on a timely basis, its payment obligations under this Agreement at Completion;

15.7.3	promptly pay any commitment or other fees as and when required under the terms of the Equity Commitment Letter; and

15.7.4	comply with the provisions of the Equity Commitment Letter.

15.8	The Purchaser shall not:

15.8.1
without the prior written consent of the Seller, terminate, rescind, modify, amend or agree to modify or amend the terms of the Equity Commitment Letter in any way which reduces the amount of their financial commitments or adds or expands the conditions precedent or draw-stop events to the utilisation of, such financing at Completion;

15.8.2	do anything which would reasonably be likely to prevent or materially delay the consummation of the Transaction; or

15.8.3	breach or fail to comply with the Equity Commitment Letter.

16.	EMPLOYEES, BENEFITS AND PENSIONS

16.1
Insofar as any personnel who devote any material amount of their time to the conduct of the Divestment Business who would be a Specified Employee if they were employed by a Group Company are not employed by a Group Company, prior to the Completion Date the Seller shall use reasonable efforts to transfer the employment of each such individual to the relevant Group Company for which such individual has predominantly been working, under an employment agreement in form and substance acceptable to the Purchaser. The Seller shall bear all costs associated with such transfer, including any payments of severance or other amounts that become payable in connection with such transfer. Prior to the Completion Date, the Seller shall provide the Purchaser with a true and complete list of Specified Employees (and any personnel who devote any material amount of their time to the conduct of the Divestment Business who would be a Specified Employee if they were employed by a Group Company), specifically identifying any that are not employed by a Group Company or that have been transferred to a Group Company after the date hereof in accordance with this Clause 16.1.

16.2
If, as of the last date of scheduled payments to be made under the Specified Incentive Arrangements, the aggregate amount actually paid or incurred by the Group Companies in respect of the Specified Incentive Arrangements on or before such date is less than the aggregate amount of Indebtedness of the type set forth in sub-paragraphs (A) and (B) of paragraph (p) of the definition thereof, the Purchaser shall pay an amount equal to the difference between such amounts to the Seller within 30 (thirty) days after such date, in immediately available funds to a bank account nominated at least 10 (ten) days prior to the date of payment.

16.3	The Purchaser acknowledges that the Group Companies shall continue to be fully liable for their respective obligations under the Specified Benefit Plans.

16.4
Subject to compliance with Law, nothing contained herein, express or implied: (i) shall be construed to establish, amend, or modify any benefit plan, program, agreement or arrangement, (ii) shall alter or limit the Purchaser's or any Group Company's ability to amend, modify or terminate any particular benefit plan, program, agreement or arrangement, (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time by reason of this Agreement, or any right to a particular term or condition of employment, or (iv) is intended to confer upon any individual (including employees, retirees, or dependents or beneficiaries of employees or retirees) any right as a third-party beneficiary of this Agreement.

16.5
Each of the Seller and the Purchaser shall, and shall cause their respective Affiliates to, keep the other party apprised of any communications (written or oral) by the Seller or the Purchaser (as applicable) or any of its respective Affiliates with, and any inquiries or requests for additional information from, the actuaries or trustees of the Universal Office Supplies Pension Scheme and the Corporate Express UK Retirement and Death Benefits Scheme (the "UK Pension Schemes") and the UK Pensions Regulator relating to the Transactions. No Party or any of its respective Affiliates shall engage in any material substantive conversation or meeting with the actuaries or trustees of the UK Pension Schemes or the UK Pensions Regulator relating to the Transactions without giving the Purchaser (if such Person is the Seller or any of its Affiliates) or the Seller (if such Person is the Purchaser or any of its Affiliates) reasonable advance notification of the meeting or conversation. The Seller and its Affiliates shall provide such cooperation as is reasonable to the Purchaser and its Affiliates regarding all matters relating to any communication, inquiry, question or Action taken by the UK Pensions Regulator relating to any UK Pension Scheme. The Seller shall:

16.5.1
promptly notify the Purchaser of the commencement of any Action, any inquiries or requests for additional information by the actuaries or trustees of the UK Pension Schemes or the UK Pensions Regulator in connection with the Transactions;

16.5.2
timely respond and cause any third party providers, if applicable, to timely respond to any request or inquiry by the actuaries or trustees of the UK Pension Schemes or the UK Pensions Regulator relating to any UK Pension Scheme, including by the production of any information or documentation reasonably requested by such actuaries, trustees or the UK Pensions Regulator;

16.5.3
provide the Purchaser with reasonable advance notice of, and afford the Purchaser an opportunity to participate in, any in-person or telephonic meeting with the actuaries or trustees of the UK Pension Schemes or the UK Pensions Regulator relating to any UK Pension Scheme;

16.5.4
provide reasonable advanced opportunity to permit the Purchaser to review and comment upon all material correspondence with the actuaries or trustees of the UK Pension Schemes or the UK Pensions Regulator relating to any UK Pension Scheme, with Purchaser's reasonable comments to be incorporated prior to submission to such actuary, trustee or the UK Pensions Regulator; and

16.5.5
not enter into any agreement (written or oral) with the actuaries or trustees of the UK Pension Schemes or the UK Pensions Regulator relating to any UK Pension Scheme, including any agreement that obligates or requires the Purchaser, any Group Company or any of their respective Affiliates to make any payment (including any increase or acceleration of any employer contributions) or provide any type of security or guarantee to any UK Pension Scheme without the Purchaser's prior written consent which may be withheld, conditioned or delayed in Purchaser's sole discretion.

16.6
Each Group Company undertakes to the Seller to fully indemnify and hold each member of the Seller's Group and any directors, managing directors, managers, officers, employees or workers of the Seller or any of the Seller's Affiliates harmless against (and reimburse or pay to the Seller) any and all Damages which any of them may suffer or incur in relation to, resulting from arising out of the exercise by the UK Pensions Regulator of its powers under Sections 38 to 51 of the Pensions Act 2004 in respect of the UK Pensions Schemes solely to the extent that such exercise arises as a direct result of the Transactions or any voluntary act by any Group Company after Completion (other than any act required to comply with any legally binding agreement entered into prior to Completion).

16.7
The Seller shall provide the Purchaser with an updated version of the list of Divestment Business Employees referenced in paragraph 9.1 of Schedule 16 (Seller's Warranties) no more than 15 (fifteen) Business Days prior to the expected Completion Date and no less than 10 (ten) Business Days prior to the expected Completion Date.

17.	SPECIFIC INDEMNITIES

17.1
The Seller shall fully indemnify, and hold the Purchaser Indemnitees harmless against (and reimburse or pay to the applicable Purchaser Indemnitee) any and all Damages suffered or incurred by a Purchaser Indemnitee (whether arising prior to, at or after Completion) in relation to, resulting from or arising out of any of the following matters:

17.1.1	the matters relating to previous acquisitions undertaken as part of the Divestment Business set forth on Schedule 51 (Specifically Indemnified Matters); and

17.1.2	the Reserved Matter set forth on Schedule 39 (Reserved Matter).

17.2
If the Seller elects to assume the conduct and full control of the proceedings referred to in Clause 17.1 in accordance with paragraph 5 (Conduct of Third Party Claims) of Schedule 17 (Limitation of Liability), the Seller shall keep the Purchaser informed on a regular basis of the progress of such proceedings and provide the Purchaser with copies of all relevant documents and such other relevant information as the Purchaser may reasonably require in relation to such proceedings.

17.3
Other than paragraphs 5 (Conduct of Third Party Claims), 10 (Double Recovery) and 11 (Purchaser Indemnitees) of Schedule 17 (Limitation of Liability), the limitations and procedures set out in Schedule 17 (Limitation of Liability) shall not apply to any Claim pursuant to this Clause 17 (Specific Indemnities).

18.	ADDITIONAL INDEMNITIES

18.1
The Seller shall (by way of an adjustment of the Purchase Consideration for the Acquisition Shares, and the Purchase Consideration shall be deemed to have been reduced by the amount of such adjustment) hold the Purchaser Indemnitees harmless against (and reimburse or pay to the relevant Purchaser Indemnitee) any and all Damages suffered or incurred by a Purchaser Indemnitee (whether arising prior to, at or after Completion) in relation to, resulting from or arising out of any of the following matters:

18.1.1	the Seller Transaction Expenses (including any amount which represents irrecoverable VAT and any Taxes thereon) to the extent paid or incurred by any Group Company after Completion;

18.1.2	Indebtedness as at the Measurement Time to the extent not already reflected in and paid in accordance with the Completion Accounts;

18.1.3	any Excluded Liabilities but:

(a)	in respect of any Specified Excluded Liabilities, only to the extent that:

(i)	the fact, matter or circumstance giving rise to such Specified Excluded Liabilities is Disclosed; or

(ii)
the relevant Purchaser Indemnitee cannot be reasonably expected to recover (or has pursued a Specified Excluded Liability Warranty Claim and has failed to recover) all Damages pursuant to a Specified Excluded Liability Warranty Claim which would otherwise be recovered by such Purchaser Indemnitee pursuant to an Indemnity Claim in respect of the fact, matter or circumstance giving rise to such Specified Excluded Liabilities (including by reason of such fact, matter or circumstance being Disclosed or the Purchaser having knowledge of such fact, matter or circumstance prior to the Signing Date); or

(b)	to the extent applicable, subject to Schedule 36 (Certain Accounting Matters); and

18.1.4
any Liabilities of any Group Company arising after Completion in respect of any Guarantee given by such Group Company for the benefit of any Third Party prior to Completion, to the extent such Liabilities were not taken into account in the calculation of the Indebtedness Amount.

18.2
Other than paragraphs 5 (Conduct of Third Party Claims), 10 (Double Recovery) and 11 (Purchaser Indemnitees) of Schedule 17 (Limitation of Liability), the limitations and procedures set out in Schedule 17 (Limitation of Liability) shall not apply to any Claim pursuant to this Clause 18 (Additional Indemnities).

19.	GUARANTEE BY STAPLES, INC.

19.1
The Guarantor hereby absolutely, unconditionally and irrevocably guarantees to the Purchaser the due and punctual performance of any and all obligations of the Seller under this Agreement ("Guaranteed Obligations"). The guarantee provided by the Guarantor hereby is one of payment, not collection, and a separate Action may be brought and prosecuted against the Guarantor to enforce such guarantee, irrespective of whether any Action is brought against the Seller or any other Person or whether the Seller or any other Person is joined in any such Action. The Guarantor hereby waives (i) any rights which the Guarantor may have to require the Purchaser to proceed first against or claim payment from the Seller and it is the intent of the Parties that the Guarantor shall be liable as principal debtor as if it had itself entered into the obligations under the Transaction Documents jointly and severally with the Seller and (ii) any and all notice of the creation, renewal, extension or accrual of any of the Guaranteed Obligations and notice of or proof of reliance by the Purchaser upon this guarantee or acceptance of this guarantee. The Guarantor irrevocably waives acceptance hereof, presentment, demand, protest and any notice not provided for herein. Except to the extent this Agreement is validly terminated in accordance with its terms, this guarantee is a continuing one and shall remain in full force and effect until the indefeasible payment and satisfaction in full of the Guaranteed Obligations, shall be binding upon the Guarantor, its successors and permitted assigns, and shall inure to the benefit of, and be enforceable by, the Purchaser and each of its successors and permitted assigns.

19.2
Notwithstanding Clause 19.1, the Purchaser shall not be permitted to require payment by the Guarantor pursuant to Clause 19.1 unless such payment has become due and payable by the Seller in accordance with the terms of this Agreement and the Seller has failed to make such payment for a period of 30 (thirty) calendar days following the date on which such payment become due and payable, provided that this Clause 19.2 shall immediately cease to apply if:

19.2.1
the Seller makes any acknowledgement (whether publically or privately to the Purchaser, any Group Company or any of their respective Representatives) that the Seller is not willing or able to make any payment when due and payable under this Agreement; or

19.2.2	any of the following occurs:

(a)
any order is made or resolution passed for the winding-up, dissolution or liquidation of the Seller or a provisional liquidator is appointed in respect of the Seller or a petition is presented and or a meeting is convened for the purpose of the winding-up, dissolution or liquidation of the Seller;

(b)	an administration order is made or a petition for such an order is presented in respect of the Seller;

(c)	an administrative or other receiver is appointed in respect of the Seller;

(d)	a voluntary arrangement is made by the Seller with its respective creditors generally; or

(e)
the Seller is not able to pay and or stops paying its debts as they fall due or is insolvent or technically bankrupt under the applicable Law or subject to similar conditions which require the filing for an insolvency proceeding or similar proceeding pursuant to applicable Law.

19.3
Subject to Clause 19.2 (if and to the extent applicable), if any amount is due and payable by the Seller to a Purchaser Indemnitee under this Agreement, the Guarantor shall be required to promptly pay such amount and shall not dispute or contest the obligation to pay such amount in any way (including the legality, validity or enforceability of such obligation). The Guarantor shall not be permitted to issue a Dispute Notice, and the provisions of Clause 28.2 shall not otherwise apply, in this respect.

19.4	The Guarantor warrants to the Purchaser that at the Signing Date and at Completion the statements set out below are true and accurate in all material respects:

19.4.1
the Guarantor has the requisite power and authority, and has taken all necessary corporate actions, to execute, deliver and exercise its rights, and perform its obligations, under the Transaction Documents to which the Guarantor is a party;

19.4.2
the obligations of the Guarantor under the Transaction Documents to which the Guarantor is a party are, legal, valid, binding and enforceable against the Guarantor in accordance with its respective terms;

19.4.3	the execution and delivery of, and the performance by the Guarantor of its obligations under the Transaction Documents to which the Guarantor is a party will not:

(a)	conflict with, or result in a breach of, any provision of the articles of association of the Guarantor;

(b)	conflict with, or result in a material breach of, any material applicable Law or Governmental Order to which the Guarantor is bound or submits, which is material in the context of the Transactions;

(c)
save as referred to in Clause 5 (Conditions Precedent), require the Guarantor to obtain any vote, consent or approval of, or give any notice to or make any registration with, its shareholders which has not been obtained or made prior to or at the Completion Date both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement); or

(d)	save as referred to in Clause 5 (Conditions Precedent), require any Relevant Seller Affiliate or any Group Company to obtain consent or approval of, any Governmental Authorities;

19.4.4	the Guarantor is duly organized and validly exists under the Laws of the State of Delaware and has the requisite power to carry on its business as currently conducted;

19.4.5
no order has been made and no resolution has been passed for the winding-up, dissolution or liquidation of the Guarantor or for a provisional liquidator to be appointed in respect of the Guarantor and no petition has been presented and no meeting has been convened for the purpose of the winding-up, dissolution or liquidation of any the Guarantor;

19.4.6	no administration order has been made and no petition for such an order has been presented in respect of the Guarantor;

19.4.7	no administrative or other receiver has been appointed in respect of the Guarantor;

19.4.8	no voluntary arrangement has been made by the Guarantor with its respective creditors generally; and

19.4.9
the Guarantor is able to pay and has not stopped paying its debts as they fall due and is not, and the Transactions could not cause the Guarantor to become, insolvent or technically bankrupt under the applicable Law or subject to similar conditions which require the filing for an insolvency proceeding or similar proceeding pursuant to applicable Law.

20.	NO WITHHOLDING

20.1
Unless stated otherwise in this Agreement, all payments made by a Party under this Agreement shall be made gross, free of any right of counterclaim or set-off and without deduction or withholding of any kind other than any deduction or withholding required by applicable Law.

20.2
Each Party shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any amount otherwise payable under this Agreement such amounts as may be required to be deducted and withheld therefrom or with respect thereto under applicable Tax Law. To the extent that amounts are so deducted and withheld by each Party and paid over to the applicable Tax Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Other than in respect of the payment of the Purchase Consideration, each Party shall pay such additional amount as shall be required to ensure that the net amount received and retained (free of any Liability) by recipient will equal the full amount that would have been received by the recipient if no such deduction or withholding was made.

20.3
If a payment is increased under Clause 20.2 above and the recipient receives and retains a rebate, refund or credit in respect of the amount deducted or withheld, then the recipient shall pay to the Party that has made the payment an amount equal to such rebate, refund or credit less any costs, expenses and additional taxes reasonably incurred in obtaining the rebate, refund or credit.

20.4
Where any payment, other than the payment of the Purchase Consideration or a payment under paragraph 4 of Schedule 27 (Tax Matters), is made by a Party to another Party under this Agreement and that sum is subject to a charge to Tax in the hands of the recipient, the sum payable shall be increased to such as sum as will ensure that, after payment of such Tax the recipient shall be left with a sum equal to the sum that it would have received in the absence of such a charge to Tax.

21.	ANNOUNCEMENTS AND CONFIDENTIALITY

21.1
Each of the Purchaser and the Seller acknowledge that they shall only make (or permit any other member of the Purchaser's or the Seller's Group to make) any announcement concerning this Agreement, the transactions contemplated herein or any ancillary matter before, on or after Completion, in accordance with this Clause 21.

21.2
No Party will make (A) any public news release or other public disclosure or (B) other communication or general disclosure to any employees, suppliers, or other persons with whom the Divestment Business has material relationships, in each case with respect to this Agreement or the Transactions, without receiving the other's consent (which consent shall not be unreasonably withheld, conditioned or delayed).

21.3	This Clause 21 shall not prevent disclosure by a Party or its Representatives to the extent it reasonably believes that:

21.3.1
disclosure is required by a Governmental Authority having applicable jurisdiction (provided that the disclosing Party shall first, where permissible, inform the other Party of its intention to disclose such information and take into account the reasonable comments of the other Party and the disclosing Party shall cooperate with the other Party to seek reasonable assurances that the confidential nature of the confidential information required to be disclosed is preserved);

21.3.2
other than in respect of Clause 21.5, disclosure is of Confidential Information which was lawfully in the possession of that Party or any of its Representatives (in either case as evidenced by written Records) without any obligation of secrecy before such Confidential Information was received or held;

21.3.3	disclosure is of Confidential Information which has previously become publicly available other than through that Party's action or failure to act (or that of its Representatives);

21.3.4	disclosure is required for the purpose of any arbitral or judicial Action arising out of this Agreement or any other Transaction Document;

21.3.5
disclosure is made to banks, financial institutions or any other source or prospective source of capital (whether debt or equity) of the Purchaser or arrangers of such capital or rating agencies engaged by or on behalf of the Purchaser, together with their Representatives, provided such parties are under a duty of confidentiality on substantially the same terms as this Clause 21;

21.3.6	disclosure is required to be made by the Seller or the Seller's Group in order to comply with obligations under any other Transaction Document; or

21.3.7
such disclosure is made by the Purchaser to any Related Investment Party, in each case provided such Related Investment Party is under a duty of confidentiality on substantially the same terms as this Clause 21.

21.4
Each of the Purchaser and the Seller shall, and shall procure that each member of the Purchaser's Group or the Seller's Group, respectively, shall (i) keep confidential all Confidential Information provided to it by or on behalf of the Seller or the Purchaser or any member of the Seller's Group or the Purchaser's Group or otherwise obtained by them or in connection with this Agreement which relates to the Seller, the Purchaser or any member of the Seller's Group or the Purchaser's Group (including, in respect of the Purchaser and any member of the Purchaser's Group prior to Completion only, Confidential Business Information) and (ii) only use such Confidential Information as is strictly necessary in connection with the Transactions and for no other purpose.

21.5
After Completion, the Seller shall, and shall procure that each member of the Seller's Group shall, (i) keep confidential all Confidential Business Information and (ii) only use such Confidential Business Information as is strictly necessary in connection with the Transactions and for no other purpose.

21.6	The Non-Disclosure Agreement is hereby terminated in its entirety as of the date hereof.

22.	COSTS

22.1
Except as otherwise provided in this Agreement or any other relevant Transaction Document, each Party shall pay its own Transaction Expenses; provided, that (a) upon (and subject to) the Completion Date, as at immediately after Completion, the Target shall reimburse the Purchaser for 100% (one hundred percent) of the reasonable and documented Transaction Expenses incurred by the Purchaser (excluding Migration Costs) and (b) other than as provided in Clause 22.2, the Seller shall be responsible for all Transaction Expenses incurred by the Seller or any of its Affiliates (including, for the avoidance of doubt, all Transaction Expenses incurred by the Group Companies prior to the Completion but excluding Migration Costs incurred by such Group Companies) (the "Seller Transaction Expenses"), in each case, excluding any amount discharged in full prior to Completion, and provided that no Seller Transaction Expenses shall be deemed to be Indebtedness.

22.2	The Group Companies shall be responsible for all Migration Costs.

22.3	The Seller shall be responsible for all Third Party Contract Consent Costs.

22.4
All stamp, transfer, real estate transfer, registration, sales and other similar duties or Taxes in relation to the transfer of the Acquisition Shares and the Preferred Equity shall be paid by the Target.

23.	ENTIRE AGREEMENT

23.1
This Agreement (including the Schedules hereto), together with the other Transaction Documents, constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, between the Parties, with respect to the subject matter hereof and thereof.

23.2	Nothing in this Clause 23 shall have the effect of limiting or restricting any Liability arising as a result of fraud.

23.3	The Parties waive the right to rescind or make a claim to rescind, or otherwise seek avoidance (vernietiging) of, this Agreement after Completion has occurred.

24.	GENERAL

24.1
This Agreement, including the provisions of this Clause 24.1, may only be amended or waived by an instrument in writing, making explicit reference to this Agreement, duly signed on behalf of the Parties.

24.2
The failure of any Party to exercise or delay in exercising a right, power or remedy provided by this Agreement or by Law, or to insist upon compliance by any other Party hereto with its obligations hereunder, does not impair or constitute a waiver of the right or remedy or an impairment of or a waiver of other rights or remedies. No single or partial exercise of a right or remedy provided by this Agreement or by Law prevents further exercise of the right or remedy or the exercise of another right or remedy.

24.3	Save to the extent provided otherwise herein, the Parties' rights and remedies contained in this Agreement are several, cumulative and not exclusive of rights or remedies provided by Law.

24.4	Except to the extent that they have been performed and except where this Agreement provides otherwise, the obligations contained in this Agreement remain in force after Completion.

24.5
As this Agreement is the result of extensive negotiations, the Parties agree that none of the clauses or terms hereof can be attributed to any one Party as having first used it in the negotiations of this Agreement.

24.6
Each of the provisions of this Agreement is severable. Should any provision of this Agreement, or any provision incorporated into this Agreement in the future, be or become illegal, invalid or unenforceable under the Laws of any jurisdiction, the legality, validity or enforceability in that jurisdiction of the other provisions of this Agreement shall not be affected thereby. If any such provision is held to be or becomes invalid or unenforceable under the Law of any jurisdiction, the Parties shall use reasonable efforts to replace it with a valid and enforceable substitute provision the effect of which is as close to its intended effect as possible.

24.7
The Seller shall, and shall cause the members of the Seller's Group, and the Purchaser shall, and shall cause the members of the Purchaser's Group, to execute, acknowledge and deliver any other assurances or documents or instruments of transfer reasonably requested by any other Party and necessary for the requesting Party to satisfy its obligations under this Agreement or to obtain the benefits of the Transactions.

25.	ASSIGNMENT AND THIRD PARTY RIGHTS

25.1	Subject to Clause 25.2, a Party may not assign or transfer, or purport to assign or transfer, any rights or obligations under this Agreement without the prior written consent of the other Party.

25.2
The Purchaser may charge and/or assign the benefit of or the rights interests or obligations under this Agreement, in whole or in part, without the prior written consent of the Seller (i) to the lenders or security agent by way of security and (ii) to any of its Affiliates; provided that any such assignment of obligations shall not relieve the Purchaser from Liability hereunder and shall not affect the application of paragraph 11 (Purchaser Indemnitees) of Schedule 17 (Limitation on Liability).

25.3	The limitation on transferability as set out in this Clause 25 shall have an effect in rem.

25.4
Except as expressly set forth herein, this Agreement does not contain any stipulation in favour of (and shall not be enforceable by) a third party. In the event that any stipulation in favour of a third party contained in this Agreement is accepted by any third party, such party will not become a party to this Agreement.

26.	NOTICES

26.1
All notices, consents, waivers and other communications under this Agreement ("Notices") must be in writing in the English language and delivered by hand, by registered mail or courier or by email to the appropriate addresses set out below, or to an alternative address specified by that Party by not less than seven (7) days' written notice to the other Party received before the Notice was despatched, provided that if the Notice is delivered by email it must also be delivered by one of the other methods specified in this Clause 26.

26.2	A notice shall be effective upon receipt and shall be deemed to have been received at the time of delivery in accordance with Schedule 52 (Notices).

26.3	A Notice served in accordance with this Clause 26 is deemed given:

26.3.1	if delivered personally, upon delivery at the address provided for in this Clause 26;

26.3.2	if sent by registered mail, on the second Business Day after posting it;

26.3.3	if sent by internationally recognised overnight courier, on the next Business Day after despatch; or

26.3.4	if sent by email, when the email is sent, provided that a copy of the Notice is sent by another method referred to in this Clause 26.3 within one (1) Business Day of sending the email.

27.	TERMINATION

27.1
Despite the provisions of Clauses 5.6, 6.5.3 and 27.1, the Parties agree that the provisions of Clauses 11.5 (Exclusivity), 21 (Announcements and Confidentiality), 22 (Costs), 23 (Entire Agreement), 24 (General), 25 (Assignment and Third Party Rights), 26 (Notices), 27 (Termination) , Clause 28 (Applicable Law and Arbitration) and Clause 30 (No Recourse) are not capable of valid termination.

27.2	Other than pursuant to Clauses 5.6, 6.5.3 and 27.3 or fraud, wilful misconduct or gross negligence, the Parties hereby waive their rights to seek or to obtain termination of this Agreement.

27.3	This Agreement may be terminated at any time prior to the Completion Date:

27.3.1	by mutual written consent of the Purchaser and the Seller;

27.3.2	by either the Purchaser or the Seller if:
(a) Completion shall not have occurred on or prior to the Long Stop Date; provided, however, that the right to terminate this Agreement under this clause (a) shall not be available to any Party whose failure to fulfil any obligation under this Agreement has been the principal cause of the failure of Completion to occur on or before the Long Stop Date;
(b) any Governmental Authority issues a Governmental Order or has taken any other Action permanently enjoining, restraining or otherwise prohibiting any of the Transactions and such order, decree, ruling or other Action shall have become final and non-appealable;

27.3.3
by the Purchaser upon written notice to the Seller, if any of the Conditions set forth in Clause 5.2 or 5.4 would not be satisfied and such Condition is not curable or, if curable, is not cured on or prior to the earlier of (x) the date which is 20 (twenty) days following written notice thereof is given by the Purchaser to the Seller and (y) the Long Stop Date;

27.3.4
by the Seller upon written notice to the Purchaser, if any of the Conditions set forth in Clause 5.2 or 5.3 would not be satisfied and such condition is not curable or, if curable, is not cured on or prior to the earlier of (x) the date which is 20 (twenty) days following written notice thereof is given by the Seller to the Purchaser and (y) the Long Stop Date,

provided, however, that the right to terminate this Agreement pursuant to Clause 5.6 or Clause 27 shall not be available to any Party that is then in material breach of this Agreement.

27.4	Effects of Termination

27.4.1
In the event of the termination of this Agreement as provided in Clause 27, written notice thereof shall be given to the other Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall forthwith become null and void and have no further force or effect except as provided for under Clause 27.1, and there shall be no Liability on the part of the Seller or the Purchaser, whether arising before or after such termination, based on, arising out of or relating to this Agreement or the negotiation, execution, performance or subject matter hereof; provided, however, that, no party shall be relieved or released from any

Damages arising out of fraud, wilful misconduct or gross negligence on the part of that party that occurred prior to such termination and that gave rise to the failure of a condition set forth in Clause 4 (Conditions Precedent); and

27.4.2	all filings, applications and other submissions made pursuant to this Agreement shall, to the extent practicable, be withdrawn from the Governmental Authority or other Person to which made.

28.	APPLICABLE LAW AND ARBITRATION

28.1
This Agreement and any non-contractual obligation or other matter arising out of or in connection with it shall be governed by and construed in accordance with and subject to the Laws of the Netherlands.

28.2
Except as expressly provided otherwise as to the limited jurisdiction of the Reporting Accountants in Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts), any dispute, claim, or controversy under or relating to this Agreement or to the breach, termination, enforcement, interpretation, or validity thereof, including the determination of the scope or applicability of this Clause 28.2 (a "Dispute") shall be governed by this Clause 28.2 and Clause 28.3. In the event of a Dispute, a Party (the "Initiating Dispute Party") shall deliver to each other Party who is a party to such Dispute (the Initiating Dispute Party and each such Party, being "Dispute Party") written notice of the Dispute (the "Dispute Notice"). Within 10 (ten) business days of the receipt by a Dispute Party of the Dispute Notice, the receiving Dispute Party shall submit a written response to the Dispute Party that delivered such Dispute Notice (the "Dispute Response"). Both the Dispute Notice and the Dispute Response shall include (a) a statement of each disputing Party's position with regard to the Dispute and a summary of arguments supporting that position; and (a) the name and title of the senior executive who will represent that Dispute Party in attempting to resolve the Dispute pursuant to this Clause 28.2. The Dispute Parties shall attempt to settle such Dispute in the first instance by mutual discussions between the senior executives of each Dispute Party. Within 10 (ten) days of receipt of the Dispute Response, the designated executives shall meet (in person, by video conference, or by telephone) and attempt in good faith to resolve the Dispute. All communications between the Dispute Parties relating to any actions undertaken pursuant to this Clause 28.2 shall be confidential and shall not be referred to, or be admissible for any purpose, in any subsequent proceedings, except that the fact of communications having occurred may be referred to, if necessary for the purpose of demonstrating compliance with this Clause 28.2. If any Dispute is not resolved within 30 (thirty) days of receipt of the Dispute Notice (or within such longer period as to which the Dispute Parties have agreed in writing), then the Dispute shall be submitted to arbitration in accordance with Clause 28.3 below.

28.3
Any Dispute not resolved in a timely manner in accordance with Clause 28.2 shall be finally resolved by arbitration administered by the International Centre for Dispute Resolution ("ICDR") in accordance with its International Arbitration Rules, except as expressly modified herein.

28.3.1
A Dispute shall be resolved by 3 (three) arbitrators. Each of the Dispute Parties (Purchaser, on one hand, and the Seller or the Guarantor, on the other hand) shall appoint an arbitrator in the Notice of Arbitration and in the Answer, respectively. The two arbitrators thus appointed shall choose the third arbitrator who will act as the presiding arbitrator of the arbitral tribunal.

28.3.2
If either Dispute Party fails to appoint an arbitrator as per Clause 28.3.1, the Party not in default may request ICDR to appoint that arbitrator. ICDR, after inviting consultation with the Dispute Parties, will proceed to appoint the arbitrator within 15 (fifteen) days of the Party's request.

28.3.3
If within 30 (thirty) days after the appointment of the second arbitrator the two arbitrators have not agreed on the choice of the presiding arbitrator, the presiding arbitrator shall be appointed by ICDR. After consultation with the tribunal, ICDR will proceed to appoint the presiding arbitrator within 45 (forty-five) days after the appointment of the second arbitrator.

28.3.4
Should an arbitrator need to be replaced as a result of death, resignation, or challenge of that arbitrator, the appointment process established in Clauses 28.3.1 to 28.3.3 shall be used. If a party-appointed arbitrator was to be replaced, the Party who had appointed that arbitrator will appoint a new one within 15 (fifteen) days of confirmation of the death, resignation or challenge of the arbitrator being replaced. If the presiding arbitrator was to be replaced, the two Party-appointed arbitrators will appoint the new presiding arbitrator within 15 (fifteen) days of confirmation of the death, resignation or challenge of the presiding arbitrator being replaced.

28.3.5
The seat of arbitration shall be Amsterdam, the Netherlands. The language to be used in the arbitration (including in all written submissions) shall be English. Unless all Dispute Parties mutually agree otherwise, all hearings or in-person meetings with the arbitrators shall take place in London, England.

28.3.6
In addition to the authority conferred upon the arbitral tribunal by the ICDR's International Arbitration Rules, the arbitral tribunal shall conduct the arbitration taking guidance from the IBA Rules on the Taking of Evidence in International Arbitration as current on the date of the commencement of the arbitration.

28.3.7
The award shall be final and binding upon the Dispute Parties and shall be the sole and exclusive remedy between the Dispute Parties regarding any claims, counterclaims, issues, or requests for declaratory, accounting, or other relief presented to the arbitral tribunal.

28.3.8
The arbitral tribunal shall have the power to grant any remedy or relief that the arbitrators deem appropriate, including specific performance and penalties in the event of non-compliance of its orders or awards as well as interim, conservatory, or provisional measures, and any such measures may be enforced in a court of competent jurisdiction. The arbitral tribunal shall not decide as amiable compositeur or ex aequo et bono.

28.3.9
By agreeing to arbitration, the Parties do not intend to deprive any court of its jurisdiction to issue a pre-arbitral injunction, pre-arbitral attachment, or other interim order in aid of arbitration proceedings, or to issue order(s) in connection with the enforcement of any award. The Parties retain the right to seek interim measures from any court of competent jurisdiction, and any such request shall not be deemed incompatible with the agreement to arbitrate set forth in this Clause 28.3 or be deemed a waiver of the right to arbitrate.

28.3.10
In any arbitration under this Clause 28.3, the arbitration costs, including legal fees and expenses of the successful Party, shall be borne by the unsuccessful Party or Parties. The arbitral tribunal shall be entitled to apportion such costs between the Parties if it determines that apportionment is reasonable, taking into account the circumstances and result of the case.

28.3.11
All arbitration proceedings pursuant to this Clause 28.3 shall be confidential and shall not be disclosed except as, and only to the extent, necessary to prepare for or conduct the arbitration hearing on the merits, as required by Law, or required in connection with any court application for interim relief or post-arbitration confirmation or enforcement proceedings. Any documentary or other evidence given by a Party or witness in the arbitration shall be treated as confidential by any Party whose access to such evidence arises exclusively as a result of its participation in the arbitration, and, except as my be required by applicable Law, shall not be disclosed to any Third Party (other than a witness or expert, provided that such witness or expert agrees to maintain the confidentiality of the information).

28.4
The Parties may mutually agree to the application of ICDR's International Expedited Procedures to any arbitration, notwithstanding the claim size. If the Parties mutually agreed, the arbitration may be resolved by three arbitrators, appointed pursuant to Clauses 28.3.1 to 28.3.3.

29.	COUNTERPARTS

29.1
This Agreement may be executed in any number of counterparts (including by facsimile or electronic transmission), each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument and all of which, taken together, constitute one agreement and any Party may enter into this Agreement by executing a counterpart.

29.2	This Agreement shall not come into effect until each Party has executed and delivered (by facsimile, electronic transmission or otherwise) to the other Parties at least one counterpart.

30.	NO RECOURSE
Without prejudice to the terms and conditions of the Equity Commitment Letter and the ability of the Seller to enforce any rights thereunder against Cerberus Institutional Partners VI, L.P. only, (i) by its acceptance hereof, the Seller (on behalf of itself and its Affiliates) acknowledges and agrees that all Actions of any type for Damages arising hereunder may be made only against (and are expressly limited to) the Purchaser or, after the Completion, the Group Companies, (ii) no Person (including any of their respective Affiliates) who is not the Purchaser or, after the Completion, the Group Companies, shall have any Liability hereunder or in connection herewith (regardless of theory of liability) and (iii) without limiting the generality of the foregoing in (i) and (ii), to the maximum extent permitted by applicable Law, the Seller (on behalf of itself and its Affiliates) hereby waives, releases and disclaims any and all claims that the Seller and its Affiliates may have hereunder or in connection herewith or therewith against anyone other than the Purchaser or, after the Completion, the Group Companies (regardless of theory of liability).

31.	SET-OFF
The Purchaser may not set-off any amount to which it is entitled under any Claim against amounts otherwise payable by the Purchaser (or any Group Company) under any Transaction Document.

32.	SPECIFIC PERFORMANCE
Other than as specifically provided in Clause 13.3, each of the Parties hereto acknowledge and agree that Damages alone may not be an adequate remedy for a breach by any of them under this Agreement and that each of them shall be entitled to the remedy of specific performance (nakoming van de overeenkomst) in relation to any such breach in each case without proof of damages or otherwise (and each party hereto hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The Parties agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy.
[THE REMAINDER INTENTIONALLY LEFT BLANK]

FOR AND ON BEHALF OF:
STAPLES CYPRUS INTERMEDIARY HOLDINGS LIMITED

/s/ Thomas Keane	/s/ Christina Vgenopoulou
Name: Thomas Keane	Name: Christina Vgenopoulou
Title: Director	Title: Director
Date: 2 Feb 2017	Date: 2 Feb 2017

PROMONTORIA HOLDING 192 B.V.

/s/ G.W.A. Wardenier	/s/ M.J.A. Heijmeijer
Name: G.W.A. Wardenier	Name: M.J.A. Heijmeijer
Title: Managing Director	Title: Managing Director
Date: 2 Feb 2017	Date: 2 Feb 2017

STAPLES SOLUTIONS B.V.

/s/ Gordon Glover
Name: Gordon Glover
Title: Managing Director
Date: 2 Feb 2017

STAPLES, INC.

/s/ Christine T. Komola
Name: Christine T. Komola
Title: Chief Financial Officer
Date: 2 Feb 2017

Schedule 1
GROUP COMPANIES
Part A
GROUP COMPANIES

1.	Target

Company name:	STAPLES SOLUTIONS B.V.
Date of incorporation:	1 December 2016
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam
Registered number:	67397956
Share capital:	EUR 1 (one Euro)
Paid up share capital:	Nil
Shareholders:	Staples Cyprus Intermediary Holdings Limited

2.	Austria

Company name:	Staples Austria GmbH
Date of incorporation:	26 May 1998
Registered office:	Traunuferstraße 110, 4052 Ansfelden, Austria
Registered number:	FN 171059 h
Share capital:	EUR 36,336.42
Paid up share capital:	EUR 18,204.54
Shareholders:	Staples International B.V. (99.8%) and Staples Participations B.V. (0.2%)

Company name:	Pressel Versand International GmbH
Date of incorporation:	20 August 2004
Registered office:	Industriestraße 8, 2540 Bad Vöslau, Austria
Registered number:	FN 251731 v
Share capital:	EUR 1,000,000
Paid up share capital	EUR 1,000,000
Shareholders:	Staples International B.V. (100%)

3.	Belgium

Company name:	Staples Shared Service Center Europe BVBA
Date of incorporation:	25 March 1998
Registered office:	Ilgatlaan 9, 3500 Hasselt, Belgium
Registered number:	0462.996.143
Issued share capital:	13,657,246.60 EUR
Shareholders:	Corporate Express Luxembourg S.a r.l. (99.99%) and Staples Participations B.V. (1 share)

Company name:	Staples Belgium BVBA
Date of incorporation:	12 February 1999
Registered office:	Ringlaan 39, 1853 Grimbergen, Belgium
Registered number:	0465.406.592
Issued share capital:	402,140 EUR
Shareholders:	Staples International B.V. (99.99%) and Staples Participations B.V. (1 share)

4.	Denmark

Company name:	Staples Denmark ApS
Date of incorporation:	11 August 2004
Registered office:	c/o International House, Center Boulevard 5, 2300 Copenhagen, Denmark
Registered number:	27985017
Authorised share capital:	DKK 8,001,000
Issued share capital:	DKK 8,001,000
Shareholders:	Staples International B.V.

5.	Finland

Company name:	EMO Finland Oy
Date of incorporation:	18 October 2001
Registered office:	Heikkiläntie 7, FI-00210 Helsinki, Finland
Registered number:	1717232-7
Issued share capital:	EUR 8,000

Company name:	Staples Finland Oy
Date of incorporation:	4 February 1982
Registered office:	Heikkiläntie 7, FI-00210 Helsinki, Finland
Registered number:	0583925-1
Issued share capital:	EUR 170,000

6.	France

Company name:	Bernard France SAS
Date of incorporation:	16 March 1960 (according to the by-laws)
Registered office:	Zone Industrielle de Tourcoing Nord, rue de Reckem – 59960 Neuville en Ferrain, France RCS Lille Métropole
Registered number:	692 026 818 RCS
Issued share capital:	EUR 88,537,169
Shareholders:	Staples Acquisition B.V.

Company name:	Buhrmann ISD Groupe SA
Date of incorporation:	26 November 2003
Registered office:	13 rue Félix Bouffay – 14370 Bellengreville, France
Registered number:	383 823 754 RCS Caen
Issued share capital:	EUR 4,583,300

Company name:	Corporate Express France SAS
Date of incorporation:	15 November 1991
Registered office:	Zone Industrielle de Saint Guénault, 2 rue Jean Mermoz – 91080 Courcouronnes, France
Registered number:	552 047 763 RCS Evry
Issued share capital:	EUR 4,617,000
Shareholder:	Staples Acquisition B.V.

Company name:	Staples France Holding SAS
Date of incorporation:	11 July 2003
Registered office:	63, Grande Rue – 95470 Survilliers, France
Registered number:	443 683 735 RCS Pontoise
Issued share capital:	EUR 1,000,000
Shareholders:	Staples Acquisition B.V.

Company name:	Staples France – JPG SAS
Date of incorporation:	21 December 1978
Registered office:	63, Grande Rue – 95470 Survilliers, (France)
Registered number:	997 506 407 RCS Pontoise
Issued share capital:	EUR 20,587,500
Shareholders:	Staples Acquisition B.V.

7.	Germany

Company name:	Pressel Versand GmbH
Date of incorporation:	19 November 1992
Registered office:	Gropiusplatz 10, 70563 Stuttgart, Germany
Registered number:	HRB 2253
Issued share capital:	2,000,000 DM (German mark)
Partners:	Pressel Versand International GmbH (GmbH incorporated under Austrian law)

Company name:	Staples Deutschland GmbH & Co KG
Date of incorporation:	26 July 2000
Registered office:	Gropiusplatz 10, 70563 Stuttgart, Germany
Registered number:	HRA 13039
Issued share capital:	N/A; registered capital contribution of general partner: EUR 255,645.94
Shareholders:	Staples Verwaltungs GmbH (general partner) and Staples International B.V. (limited partner)

Company name:	Staples (Deutschland) GmbH
Date of incorporation:	3 April 2001
Registered office:	Barmbeker Str. 10, 22303 Hamburg, Germany
Registered number:	HRB 79493
Issued share capital:	3,500,000 DM (German mark)
Shareholders:	Staples Deutschland GmbH & Co. KG

Company name:	Staples Verwaltungs GmbH
Date of incorporation:	2 March 2000
Registered office:	Gropiusplatz 10, 70563 Stuttgart, Germany
Registered number:	HRB 20764
Issued share capital:	50,000 DM (German mark)
Shareholders:	Staples International B.V.

8.	Hungary

Company name:	Corporate Express Hungaria Kereskedelmi Kft.
Date of incorporation:	11 January 2001
Registered office:	1026 Budapest, Pasaréti út 139/B., Hungary
Registered number:	Cg.01-09-694245
Registered capital:	HUF 3,000,000
Shareholders:	Staples International B.V. (96.67%) and Staples Participations B.V. (3.33%)

9.	Ireland

Company name:	Buhrmann Ireland Ltd.
Date of incorporation:	9 March 2000
Registered office:	Block B The Crescent Building, Northwood Crescent, Northwood, Dublin 9, Ireland
Registered number:	322718
Authorised share capital:	EUR 317,434.50
Issued share capital:	EUR 2
Shareholders:	Staples International B.V.

Company name:	Staples Advantage Ireland Ltd.
Date of incorporation:	1 May 1979
Registered office:	Block B The Crescent Building, Northwood Crescent, Northwood, Dublin 9, Ireland
Registered number:	68464
Authorised share capital:	EUR 11,427.64
Issued share capital:	EUR 11,427.64
Shareholders:	Buhrmann Ireland Ltd.

10.	Italy

Company name:	Corporate Express S.r.l.
Date of incorporation:	6 June 1957
Registered office:	Via per Gattinara 17, Castelletto Cervo 13851 (BI), Italy
Registered number:	Tax code 00936630151 REA number BI-189340
Issued share capital:	EUR 5,100,000
Shareholders:	MondOffice S.r.l.

Company name:	MondOffice S.r.l.
Date of incorporation:	20 June 1984
Registered office:	Tax code 07491520156 REA number BI-189660
Registered number:	Via per Gattinara 17, 13851 Castelletto Cervo 13851 (BI), Italy
Issued share capital:	EUR 7,747,500
Shareholders:	Staples International BV (95%); Staples Participations B.V. (5%)

11.	Luxembourg

Company name:	Corporate Express Luxembourg Holding S.à r.l.
Date of incorporation:	15 March 1994
Registered office:	5, rue Guillaume Kroll L- 1882 Luxembourg, Luxembourg
Registered number:	B 47.284
Issued share capital:	EUR 12,500
Paid up share capital:	EUR 12,500
Shareholders:	Staples International B.V.

Company name:	Staples Luxembourg S.à r.l.
Date of incorporation:	24 January 1941
Registered office:	7B, rue des Mérovingiens, L- 8070 Bertrange, Luxembourg
Registered number:	B 4.275
Issued share capital:	EUR 84,816
Paid up share capital:	EUR 84,816
Shareholders:	Staples International B.V.

12.	The Netherlands

Company name:	Corporate Express B.V.
Date of incorporation:	6 January 1875
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	33250021
Issued share capital:	EUR 287,078,802
Paid up share capital:	EUR 287,078,802
Shareholders:	Staples Acquisition B.V. (99.975%) Several minority shareholders (0.025%)

Company name:	Staples Acquisition B.V.
Date of incorporation:	7 May 2008
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	34301291
Issued share capital:	EUR 18,200
Paid up share capital:	EUR 18,200
Shareholders:	Staples CRS II B.V.

Company name:	Staples Acquisition II B.V.
Date of incorporation:	7 May 2008
Registered office:	Hoogoorddreef 62. 1101 BE Amsterdam, The Netherlands
Registered number:	34301292
Issued share capital	EUR 18,100
Paid up share capital:	EUR 18,100
Shareholders:	Target

Company name:	Staples CRS II B.V.
Date of incorporation:	11 November 2011
Registered office:	Hoogoorddreef 62. 1101 BE Amsterdam, The Netherlands
Registered number:	53937872
Issued share capital	EUR 18,000
Paid up share capital:	EUR 18,000
Shareholders:	Staples Acquisition II B.V.

Company name:	Staples Europe B.V.
Date of incorporation:	16 December 1986
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	33272226
Issued share capital:	EUR 18,200
Paid up share capital:	EUR 18,200
Shareholders:	Staples International B.V.

Company name:	Staples Europe Import B.V.
Date of incorporation:	9 January 1959
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	33212830
Issued share capital:	EUR 90,800
Paid up share capital:	EUR 90,800
Shareholders:	Staples Nederland Holding B.V.

Company name:	Staples Europe Management B.V.
Date of incorporation:	1 April 2016
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	65726375
Issued share capital:	EUR 100
Paid up share capital:	EUR 100
Shareholders:	Staples Acquisition B.V.

Company name:	Staples International B.V.
Date of incorporation:	4 May 1901
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	33010634
Issued share capital:	EUR 11,344,700
Paid up share capital:	EUR 11,344,700
Shareholders:	Corporate Express B.V.

Company name:	Staples International Group Services B.V.
Date of incorporation:	3 December 1981
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	33263977
Issued share capital:	EUR 18,200
Paid up share capital:	EUR 18,200
Shareholders:	Staples Nederland Holding B.V.

Company name:	Staples Nederland B.V.
Date of incorporation:	21 December 1976
Registered office:	Rondebeltweg 102, 1329 BH, Almere, The Netherlands
Registered number:	33272529
Issued share capital:	EUR 18,200
Paid up share capital:	EUR 18,200
Shareholders:	Staples Nederland Holding B.V.

Company name:	Staples Nederland Holding B.V.
Date of incorporation:	16 November 1984
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	14623884
Issued share capital:	EUR 1,633,800
Paid up share capital:	EUR 1,633,800
Shareholders:	Staples International B.V.

Company name:	Staples Participations B.V.
Date of incorporation:	16 December 1986
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	14625319
Issued share capital:	EUR 18,200
Paid up share capital:	EUR 18,200
Shareholders:	Corporate Express B.V.

Company name:	Stichting Administratiekantoor van Preferente Aandelen Corporate Express
Date of incorporation:	6 May 1994
Registered office:	Hoogoorddreef 62, 1101 BE, Amsterdam, The Netherlands
Registered number:	41078709

13.	Norway

Company name:	EMO AS
Date of incorporation:	27 February 1995
Registered office:	Hvamsvingen 4, 2013 Skjetten, Norway
Registered number:	974 343 495
Issued share capital:	NOK 36,000,000
Shareholders:	Staples Norway AS

Company name:	Grieg Kalenderforlag AS
Registered office:	Hvamsvingen 4, 2013 Skjetten, Norway
Registered number:	979 686 285
Issued share capital:	NOK 5,000,000
Shareholder:	Staples Norway AS

Company name:	Staples Norway AS
Date of incorporation:	20 August 1971
Registered office:	Per Kroghs vei 1, 1065 Oslo, Norway
Registered number:	916 950 381
Issued share capital:	NOK 106,079,901
Shareholder:	Staples Norway Holdings II AS

Company name:	Staples Norway Holdings AS
Date of incorporation:	23 November 2011
Registered office:	Karihaugen, Per Kroghs vei 1, 1065 Oslo, Norway
Registered number:	997 690 486
Issued share capital:	NOK 188,000
Shareholder:	Staples International B.V.

Company name:	Staples Norway Holdings II AS
Date of incorporation:	23 November 2011
Registered office:	Karihaugen, Per Kroghs vei 1, 1065 Oslo, Norway
Registered number:	997 690 494
Issued share capital:	NOK 119,000
Shareholder:	Staples Norway Holdings AS

Company name:	Staples Retail Norway AS
Date of incorporation:	1 March 1994
Registered office:	Per Kroghs vei 1, 1065 Oslo, Norway
Registered number:	968 993 038
Issued share capital:	NOK 10,780,000
Shareholder:	Staples Norway AS

14.	Poland

Company name:	Staples Polska sp. z o.o.
Date of incorporation:	9 November 1995
Registered office:	ul. Bysewska 18, 80-298 Gdańsk, Poland
Registered number:	180933
Issued share capital:	PLN 9,766,000
Paid up share capital:	PLN 9,766,000
Shareholders:	Staples International B.V.

15.	Portugal

Company name:	Staples Delivery, S.A.
Date of incorporation:	26 June 1990
Registered office:	Rua Quinta do Pinheiro, Edifício "Tejo", 5.º, Parish of Carnaxide and Queijas, Municipality of Oeiras, District of Lisbon, Portugal
Registered number:	502371846
Paid up share capital:	EUR 50,000
Shareholder:	Staples International BV

Company name:	Staples Portugal Equipamento de Escritório, S.A.
Date of incorporation:	12 November 1996
Registered office:	Rua Quinta do Pinheiro, Edifício "Tejo", 5.º, Parish of Carnaxide and Queijas, Municipality of Oeiras, District of Lisbon, Portugal
Registered number:	503789372
Paid up share capital:	EUR 72,000,000
Shareholder:	Staples International BV

16.	Spain

Company name:	Staples Productos de Oficina S.L.U
Date of incorporation:	25 February 1972
Registered office:	Polígono Industrial Izaga, Plataforma D, Pabellón 1A, Galdakao 48960 (Bizkaia), Spain
Registered number:	B-28279511
Issued share capital:	EUR 459.176,02
Paid up share capital:	EUR 459.176,02
Shareholders:	Staples International B.V.

17.	Sweden

Company name:	Staples Connect Sweden AB
Date of incorporation:	21 July 1995
Registered office:	Bäckstensgatan 13, 431 49 Mölndal, Sweden
Registered number:	556522-3939
Issued share capital:	SEK 100,000
Shareholder:	Staples Sweden AB

Company name:	Staples Sweden AB
Date of incorporation:	14 February 1964
Registered office:	P.O. Box 1777, 501 17 Borås, Sweden
Registered number:	556091-3591
Issued share capital:	SEK 10,000,000
Shareholder:	Staples Sweden Holdings II AB

Company name:	Staples Sweden Holdings AB
Date of incorporation:	21 December 2011
Registered office:	P.O. Box 1777, 501 17 Borås, Sweden
Registered number:	556877-7790
Issued share capital:	SEK 80,200
Shareholder:	Staples International B.V.

Company name:	Staples Sweden Holdings II AB
Date of incorporation:	21 December 2011
Registered office:	P.O. Box 1777, 501 17 Borås, Sweden
Registered number:	556877-7782
Issued share capital:	SEK 50,200
Shareholder:	Staples Sweden Holdings AB

18.	Switzerland

Company name:	Pressel AG
Date of incorporation:	23 January 1990
Registered office:	Neugruetstrasse 3, 9430 St. Margrethen, Switzerland
Registered number:	CHE-106.551.635
Issued share capital:	CHF 100,000
Paid up share capital:	CHF 100,000
Shareholders:	Pressel Versand International GmbH

19.	United Kingdom

Company name:	Buhrmann Paper UK Limited
Date of incorporation:	20 June 2011
Registered office:	c/o Staples UK Limited, Hampden Court Kingsmead Business Park, Frederick Place, High Wycombe, Buckinghamshire, HP11 1JU, England
Registered number:	4237896
Issued share capital:	GBP 23,949,057
Shareholder:	Corporate Express UK Holding Limited

Company name:	Corporate Express (Holdings) Limited
Date of incorporation:	30 November 1995
Registered office:	c/o Staples UK Limited, Hampden Court Kingsmead Business Park, Frederick Place, High Wycombe, Buckinghamshire, HP11 1JU, England
Registered number:	3132440
Issued share capital:	GBP 9,000,002
Shareholder:	Corporate Express UK Holding Limited

Company name:	Corporate Express UK Holding Limited
Date of incorporation:	12 April 1948
Registered office:	c/o Staples UK Limited, Hampden Court Kingsmead Business Park, Frederick Place, High Wycombe, Buckinghamshire, HP11 1JU, England
Registered number:	452213
Issued share capital:	GBP 77,662,165
Shareholder:	Staples International BV

Company name:	SEC UK Delivery Limited
Date of incorporation:	21 June 1989
Registered office:	Hampden Court Kingsmead Business Park, Frederick Place, High Wycombe, Buckinghamshire, HP11 1JU, England
Registered number:	2397362
Issued share capital:	GBP 19,639,053
Shareholder:	Staples Mail Order UK Limited

Company name:	Staples Mail Order UK Limited
Date of incorporation:	29 July 2002
Registered office:	Hampden Court Kingsmead Business Park, Frederick Place, High Wycombe, Buckinghamshire, HP11 1JU, England
Registered number:	4497887
Issued share capital:	GBP 4,038,876
Shareholder:	Staples International BV

Company name:	Staples UK Limited
Date of incorporation:	29 August 1990
Registered office:	Hampden Court Kingsmead Business Park, Frederick Place, High Wycombe, Buckinghamshire, HP11 1JU, England
Registered number:	2535286
Issued share capital:	GBP 33,678
Shareholder:	Corporate Express Holdings Limited

Part B
DIRECTORS AND OFFICERS

Schedule 2
COMPLETION ACCOUNTS
Part A
PREPARATION OF COMPLETION ACCOUNTS

1.1
The Completion Accounts and the Completion Statement and shall be agreed or determined in accordance with the applicable provisions of this Agreement, including this Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts), the applicable definitions and Schedule 4 (Accounting and Adjustment Policies).

1.2
Part B (Pro Forma Completion Accounts) of Schedule 2 (Completion Accounts) sets out the sample Completion Accounts based on figures as if the Completion Date were 1 October 2016. The Parties acknowledge and agree that:

1.2.1	Part B (Pro Forma Completion Accounts) of Schedule 2 (Completion Accounts) is illustrative only and not legally binding;

1.2.2
the purpose of attaching Part B (Pro Forma Completion Accounts) to this Agreement is only to clarify the methodologies intended by the Parties to be used in determining the Completion Accounts for the purpose of Clause 4 (Consideration and Payment); and

1.2.3
no value shall be attributed to the numbers set out in Part B (Pro Forma Completion Accounts) of Schedule 2 (Completion Accounts) for the purpose of determining the actual Completion Accounts or any item thereof, or of the Draft Completion Statement, Estimated Completion Statement, Indebtedness, Non-Cash Working Capital, the Interim Sales Proceeds Amount or the Actual Unrestricted Cash Amount or any item thereof.

1.3
The draft Completion Accounts and draft Completion Statement (together the "Draft Completion Statements") shall be delivered to the Seller by the Purchaser, as soon as is reasonably practicable after Completion and, in any event, not later than 90 (ninety) days after Completion. During such 90 (ninety) day period, Seller shall, and shall cause its Affiliates and its and their employees, auditors and accountants (provided that such auditors or accountants shall not be obliged to make any work papers available unless and until Purchaser has signed a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such auditors or accountants), to reasonably cooperate with Purchaser during normal business hours in the preparation of the Draft Completion Statements. If the Seller does not, within 45 (forty-five) days of delivery to them of the Draft Completion Statements, deliver written notice to the Purchaser that it disagrees with the Draft Completion Statements or any item thereof (such notice to state the reasons for the disagreement in reasonable detail including a statement of each disputed item and the amount in dispute and the basis for such dispute) (the "Seller's Disagreement Notice" and such items being the "Disputed Items"), the Draft Completion Statements shall be final and binding on the Parties for all purposes.

1.4
If the Seller delivers to the Purchaser a Seller's Disagreement Notice within such 45 (forty-five) day period, the Purchaser and the Seller shall attempt in good faith to reach agreement in respect thereof (and if such agreement is reached the Draft Completion Statements as amended by the matters set out in the Seller's Disagreement Notice (but only to that extent) and agreed by such Parties shall be final and binding on the Parties for all purposes).

1.5
If the Purchaser and the Seller are unable to reach agreement on the matters set out in the Seller's Disagreement Notice within 30 (thirty) days (or such other period that the Purchaser and the Seller may agree) of such notification, then the disagreement shall be referred to one of the "big four" independent accounting firms, or, if the Purchaser and the Seller cannot mutually agree on one of the "big four," than each of the Purchaser and the Seller shall select one of the "big four" to work together to select such other internationally recognized accounting firm (the "Reporting Accountants"). For the avoidance of doubt, any Dispute concerning the jurisdiction of the Reporting Accountants to determine the matters set forth in the Seller's Disagreement Notice must be resolved through the procedures of Clauses 28.2 and 28.3 of this Agreement.

1.6
The Reporting Accountants shall be engaged jointly by the Purchaser and the Seller on the terms set out in this Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts) and otherwise on such terms as shall be reasonably agreed. If the terms of engagement of the Reporting Accountants have not been settled within 15 (fifteen) days (or such other period that the Purchaser and the Seller may agree) of their identity having been determined then, those accountants shall be deemed never to have become the Reporting Accountants and new Reporting Accountants shall be selected in accordance with the provisions of this Agreement. The terms shall also set forth the rules for the procedure of the Reporting Accountants including those provided for herein below.

1.7	Except to the extent that the Purchaser and the Seller agree otherwise:

1.7.1
the Reporting Accountants shall not be responsible for making any determination, or resolving any Dispute, in relation to the Pension Amount, the Certain Litigation Liabilities Amount, the Specified UK Project Costs Amount or Migration Costs Amount;

1.7.2
the Reporting Accountants shall make all determinations, and only make determinations, in accordance with the applicable provisions of this Agreement, including this Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts), the applicable definitions and Schedule 4 (Accounting and Adjustment Policies);

1.7.3
the Reporting Accountants shall determine only (i) whether any of the Disputed Items put forward in the Seller's Disagreement Notice calls for an alteration to the Draft Completion Statements (including as a result of a mathematical error), (ii) if so, what alterations should be made to the Draft Completion Statements in order to correct the relevant inaccuracy in them in accordance with this Agreement, including this Schedule 2 (Completion Accounts) and the Accounting and Adjustment Policies;

and (iii) any issues of procedure of the Reporting Accountants as agreed to in the terms of engagement of the Reporting Accountants entered into in accordance with paragraph 1.6;

1.7.4
the Reporting Accountants shall be instructed to (i) make a determination with respect to each unresolved Disputed Item pursuant to paragraph 1.1 above as soon as is reasonably practicable and to use reasonable efforts to make such determination within thirty (30) days (or such other period that the Purchaser and the Seller may agree) after its engagement by the Purchaser and the Seller and (ii) deliver to the Purchaser and the Seller, within such thirty (30) day period (or such other period that the Purchaser and the Seller may agree), a detailed written report setting forth its adjustments, if any, to the Draft Completion Statements, the calculations supporting such adjustments and the rationale therefor; and

1.7.5
the Reporting Accountant may not assign a value to any Disputed Item greater than the greatest value for such item assigned by the Purchaser in the Draft Completion Statements, on the one hand, or the Seller in the Seller's Disagreement Notice, on the other hand, or less than the smallest value for such item assigned by the Purchaser in the Draft Completion Statements, on the one hand, or the Seller in the Seller's Disagreement Notice, on the other hand.

1.8	The rules of procedure of the Reporting Accountants shall, among other items to be mutually agreed upon by the Purchaser and the Seller:

1.8.1	give the Purchaser and the Seller a reasonable opportunity to make written representations to them;

1.8.2	prohibit ex parte communications between the Reporting Accountants and one of the Parties; and

1.8.3
require that the Reporting Accountants supply the Purchaser or the Seller (as applicable) with a copy of the Seller's or the Purchaser's (as applicable) written representations at the same time upon expiry of the deadline of submission of such representations to the Reporting Accountants.

1.9
The Reporting Accountants shall act as accounting experts (bindend adviseurs) and not as arbitrators and their determination of any matter falling within their jurisdiction under this Schedule shall be final and binding on the Parties save in the event of fraud or manifest error. In particular their determination shall be deemed to be incorporated into the Draft Completion Statements, which shall then be final and binding on the Parties save as aforesaid.

1.10
For the avoidance of doubt, the Reporting Accountants shall not be entitled to determine the scope of their own jurisdiction or to settle any Dispute arising out of or in connection with the interpretation of this Agreement, including this Schedule 2 (Completion Accounts) and the applicable definitions or the Accounting and Adjustment Policies, or any other legal Dispute.

1.11
The Purchaser and the Seller shall co-operate (and cause their respective Affiliates to co-operate) with the Reporting Accountants and comply with their reasonable requests made in connection with the carrying out of their duties under this Agreement.

1.12
Subject to paragraph 1.13 below, nothing in this Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts) shall entitle a Party or the Reporting Accountants to access any information or document which is protected by legal professional privilege, or which has been prepared by the other Party or its accountants and other professional advisers for the sole purpose of assessing the merits of a Dispute.

1.13
A Party shall not be entitled by reason of paragraph 1.12 above to refuse to supply or cause to be supplied by its Affiliate such part or parts of documents as contain only the facts on which the claim or argument is based.

1.14
Each Party shall, and shall procure that its accountants, other advisers and the Reporting Accountants shall, keep all information and documents provided to them pursuant to this Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts) confidential and shall not use the same for any purpose, except for disclosure or use in connection with the preparation of the Draft Completion Statements, the proceedings of the Reporting Accountants or any other matter arising out of this Agreement or in defending any claim or argument or alleged claim or argument relating to this Agreement or its subject matter.

1.15
When the Seller and the Purchaser reach (or pursuant to paragraph 1.3 above are deemed to reach) agreement on the Completion Accounts and the Completion Statement or when the Completion Accounts and the Completion Statement are finally determined at any stage in accordance with the procedures set out in this Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts):

1.15.1
the Completion Accounts and the Completion Statement as so agreed or determined shall be the Completion Accounts and the Completion Statement for the purposes of this Agreement and shall be final and binding on the Parties; and

1.15.2
the Indebtedness Amount, the Completion Non-Cash Working Capital Amount, the Interim Sales Proceeds Amount and the Actual Unrestricted Cash Amount, in each case as at the Measurement Time, shall be as set out in the Completion Statement, provided that, notwithstanding any provision to the contrary in this Agreement, (A) the Pension Amount, the Certain Litigation Liabilities Amount, the Specified UK Project Costs Amount and, subject to as expressly provided for in the definition of Migration Costs Amount and Schedule 29 (Migration), the Migration Costs Amount shall not be subject to adjustment, (B) no Dispute relating to the Pension Amount, the Certain Litigation Liabilities Amount, the Specified UK Project Costs Amount or Migration Costs Amount shall subject to determination or agreement under this Schedule and (C) if the Non-Cash Working Capital, the Interim Sales Proceeds Amount and the Actual Unrestricted Cash Amount have otherwise been agreed or determined in accordance with this Agreement, no such Dispute shall preclude payment being made by the Purchaser or the Seller pursuant to Clause 4.4 or 4.5.

1.16
Subject to paragraph 1.12 and paragraph 1.14 above and any rule of Law or of any Governmental Authority, each Party shall (in relation to information in its possession or control only), and shall cause their relevant Affiliates (in relation to information in their respective possession or control only) to, promptly provide the other Parties, their respective Representatives (including the Purchaser's Accountants and the Seller's Accountants, as applicable) and, if relevant, the Reporting Accountants with all information (in their respective possession or control) relating to the operations of the Group Companies and the Divestment Business, as the case may be, including access at all reasonable times to the Group Companies or the Seller's Group (as applicable) and the employees of the Group Companies and the Seller's Group (as applicable), relevant portion of any applicable books and records and other relevant information in their possession and all co-operation and assistance including the right to take copies, as may in any such case be reasonably required to enable the preparation, production and agreement/determination of the Completion Accounts and the Completion Statement pursuant to and in accordance with this Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts), provided that the auditors or accountants of any Party or the Group Companies or the Seller's Group (as applicable) shall not be obliged to make any work papers available to any person unless and until such person has signed a customary agreement relating to access to such work papers in form and substance reasonably acceptable to such auditors or accountants. Subject to paragraph 1.14 above, each Party hereby authorises all relevant persons to take copies of all information which is provided by them or their Affiliates (with a copy to the relevant Party) under this paragraph 1.16.

1.17
The fees and expenses of the Reporting Accountants shall be shared by the Purchaser and the Seller in proportion to the aggregate net changes determined by the Reporting Accountants with respect to the Disputed Items relative to the respective aggregate positions of the Seller with respect to Disputed Items.

Part B
PRO FORMA COMPLETION ACCOUNTS

Part C
COMPLETION STATEMENT
To:    STAPLES CYPRUS INTERMEDIARY HOLDINGS LIMITED
[●]
Dear Sirs
Agreement dated [●] between Promontoria Holding 192 B.V., Staples Cyprus Intermediary Holdings Limited, Staples, Inc. and Staples Solutions B.V. for the sale and purchase of the Acquisition Shares and Preferred Equity in Staples Solutions B.V. (the "Agreement")
We refer to the Agreement. Terms defined in the Agreement have the same meaning in this statement. This is the Completion Statement as such term is defined in Part A (Preparation of Completion Accounts) of Schedule 2 (Completion Accounts) of the Agreement.
We attach the draft Completion Accounts. Furthermore, for the purposes of the Agreement:

•	the Indebtedness Amount is: [●]

•	the Migration Costs Amount is: [●]

•	the Certain Litigation Liabilities Amount is: [●]

•	the aggregate amount of the Specified UK Project Costs fully discharged prior to the Completion Date is: [●]

•	the Specified UK Project Costs Amount less the aggregate amount of Specified UK Project Costs fully discharged prior to the Completion Date is equal to: [●]

•	the Specified Software Migration Costs Amount is: [●]

•	the Pension Amount is: [●]

•	the Completion Non-Cash Working Capital Amount is: [●]

•	the Interim Sales Proceeds Amount is: [●]

•	the Actual Unrestricted Cash Amount is: [●]
Yours faithfully

for and on behalf of the Purchaser

Schedule 3
HISTORICAL FINANCIAL STATEMENTS

Schedule 4
ACCOUNTING AND ADJUSTMENT POLICIES

1.	GENERAL ACCOUNTING AND ADJUSTMENT POLICIES

1.1
(a) The Non-Cash Working Capital (and, subject to clause (b), the terms referenced therein) and (b) solely to the extent a reference to the Accounting and Adjustment Policies is specifically made therein (or in any terms referenced therein), Indebtedness, the Interim Sales Proceeds Amount and the Unrestricted Cash (and, in each case, the terms referenced therein), in each case, shall be determined in accordance with the following:

1.1.1	first, according to the definitions of Indebtedness, the Non-Cash Working Capital, the Interim Sales Proceeds Amount and the Cash and Restricted Cash (and the terms referenced therein);

1.1.2
second, according to the specific accounting principles, policies, bases, practices, methods, conventions, rules and estimation techniques set out or referred to in paragraphs 1.4 and 2 of this Schedule 4 (Accounting and Adjustment Policies); and

1.1.3
third, and to the extent not covered by nor inconsistent with paragraph 1.1.1 and 1.1.2 of this Schedule 4 (Accounting and Adjustment Policies), in accordance with US GAAP, on a basis consistent with the accounting policies, principles, bases, practices, methods, evaluation rules and procedures adopted in the preparation of the combined balance sheet and income statement of the Group as at, and for the twelve (12) month period ended, 30 January 2016 (to the extent consistent with US GAAP).

1.2
For the avoidance of doubt, paragraph 1.1.1 of this Schedule 4 (Accounting and Adjustment Policies) shall take precedence over and prevail in the event of any inconsistency with paragraphs 1.1.2 or 1.1.3 of this Schedule 4 (Accounting and Adjustment Policies) and paragraph 1.1.2 of this Schedule 4 (Accounting and Adjustment Policies) shall take precedence over and prevail in the event of any inconsistency with paragraph 1.1.3.

1.3
The provisions of this Schedule 4 (Accounting and Adjustment Policies) and the definitions of Indebtedness, the Non-Cash Working Capital, the Interim Sales Proceeds Amount and the Unrestricted Cash (and any definitions referred to therein) shall be interpreted so as to avoid double counting (whether positive or negative).

1.4	Certain Group Companies deviate from US GAAP as detailed in paragraphs 4 and 5 of Annex 1 (Deviations from US GAAP) to Schedule 16 (Seller's Warranties).

2.	SPECIFIC ACCOUNTING AND ADJUSTMENT POLICIES

2.1
The determination of Indebtedness, Non-Cash Working Capital, the Interim Sales Proceeds Amount, Unrestricted Cash, the Estimated Completion Statement, the Draft Completion Statements and the Completion Accounts shall each be prepared disregarding (a) the effect of purchase accounting, (b) the repayment of Indebtedness on the Completion Date pursuant to this Agreement (but not, for the avoidance of doubt, the incurrence of any prepayment penalty or similar payment as a result thereof), the incurrence of New Indebtedness Financing and the payment of any Seller Transaction Expenses (but not the incurrence of Seller Transaction Expenses, including as a result of the consummation of the transactions contemplated hereby), (c) any plans or policies for the Group as may be contemplated by the Purchaser or any actions taken by the Purchaser, or a Group Company, following the consummation of the transactions contemplated hereby and (d) any payment obligations of a Group Company to a member of the Seller's Group where such payment obligation arises under Clauses 11.3, 12.9.4 and 16.7. Notwithstanding anything else herein to the contrary, no amount will be reflected as an asset if it does not reflect a future benefit to the Group and no amount will be reflected as a liability if it does not reflect a future obligation of the Group.

2.2
The Indebtedness, the Non-Cash Working Capital, the Interim Sales Proceeds Amount, the Cash, the Restricted Cash, the Estimated Completion Statements and the Draft Completion Statements (or any term referenced therein) and the agreement or determination of the Completion Accounts shall be expressed in Euro. Any amounts which are expressed in a currency other than Euro shall be converted into Euro at the Exchange Rate on the Completion Date.

Schedule 5
BANKRUPTCY REMOTE SCHEDULE

Schedule 6
FINANCIAL MONTHS
Month 1    31 January 2016 - 27 February 2016
Month 2    28 February 2016 - 2 April 2016
Month 3    3 April 2016 - 30 April 2016
Month 4    1 May 2016 - 28 May 2016
Month 5    29 May 2016 - 2 July 2016
Month 6    3 July 2016 - 30 July 2016
Month 7    31 July 2016 - 27 August 2016
Month 8    28 August 2016 - 1 October 2016
Month 9    2 October 2016 - 29 October 2016
Month 10    30 October 2016 - 26 November 2016
Month 11    27 November 2016 - 31 December 2016
Month 12    1 January 2017 - 28 January 2017
Month 1    29 January 2017 - 25 February 2017
Month 2    26 February 2017 - 1 April 2017
Month 3    2 April 2017 - 29 April 2017
Month 4    30 April 2017 - 27 May 2017
Month 5    28 May 2017 - 1 July 2017
Month 6    2 July 2017 - 29 July 2017
Month 7    30 July 2017 - 26 August 2017
Month 8    27 August 2017 - 30 September 2017
Month 9    1 October 2017 - 28 October 2017

Schedule 7
LEGAL ENTITY RESTRUCTURING

Schedule 8
TRANSITION COMMITTEE MATTERS

Schedule 9
SHAREHOLDERS' AGREEMENT

Schedule 10
NEW TARGET ARTICLES

Schedule 11
CURRENT INSURANCES

Schedule 12
SPECIFIED ACTIONS

Schedule 13
COMPLETION ACTIONS
On Completion, each of the Parties referred to below shall perform the following in the order set out below, it being understood and agreed that the valid performance, execution and/or delivery of each of the steps listed below will be a condition for the performance of each of the following steps. To the extent that any of the documents or items referred to below shall have been executed or delivered before Completion, they shall be deemed to have been executed or delivered at Completion in the order set out below.

1.	The Purchaser shall deliver to the Seller:

1.1.1	evidence of the due satisfaction of the Competition Condition; and

1.1.2
a certificate, dated as of the Completion Date and signed on behalf of the Purchaser by a duly authorized officer of the Purchaser, certifying the satisfaction of the conditions in Clauses 5.3.1 and 5.3.2.

2.	The Seller shall deliver to the Purchaser:

2.1.1	evidence of the due satisfaction of the Legal Entity Restructuring Condition;

2.1.2	a certificate, dated as of the Completion Date and signed by a duly authorized officer of the Seller certifying the satisfaction of the conditions in Clauses 5.4.1 through 5.4.5;

2.1.3	evidence that any Encumbrance granted in respect of:

(a)	the Acquisition Shares or any Transferred Equity Interests has been irrevocably released; and

(b)
to the extent notified by the Purchaser to the Seller in writing at least 10 (ten) Business Days prior to Completion and relating to any Indebtedness or other obligation of any Group Company which has been, or will be prior to Completion, discharged in full, any material Assets of any Group Company has been irrevocably released;

2.1.4	evidence that the Seller has complied with its obligations under Clause 12.2.1 and 12.2.3;

2.1.5	evidence that the Seller has complied with its obligations under Clause 12.12; and

2.1.6	the original shareholders register of the Target.

3.	The Seller shall procure:

3.1.1
if the Purchaser has given notice in writing to the Seller at least 10 (ten) days before Completion that any Indebtedness shall be repaid and discharged on Completion, that such Indebtedness as set out in such notice is repaid and discharged in full and that the Purchaser shall receive customary payoff letters and Encumbrance releases in respect thereof (each in a form reasonably acceptable to Purchaser) at least 3 (three) Business Days prior to Completion;

3.1.2
if the Purchaser has given notice in writing to the Seller at least 5 (five) days before Completion that any members of the management and/or supervisory boards of any Group Companies shall resign on Completion, the resignation of such members from such management and/or supervisory boards with full discharge of their corporate liability, with effect from Completion;

3.1.3
if the Purchaser has given notice in writing to the Seller at least 5 (five) days before Completion that any persons shall be appointed to the management and/or supervisory boards of any Group Companies on Completion, the appointment of such persons to such management and/or supervisory boards with effect from Completion; and

3.1.4
that all Records that are required for the Group Companies to continue to operate and conduct the Divestment Business in the Ordinary Course immediately following Completion shall be in the possession of, or reasonably accessible for use by, the Group.

4.	The Seller and the Purchaser shall enter into the Shareholders' Agreement, the Transitional Service Agreements, the Global Account Agreement and the IP Licence Agreement.

5.
The Seller shall procure that (i) the New Target Articles shall be adopted and (ii) the General Meeting of the Target adopts a shareholders' resolution, designating certain matters to be reserved matters, in the manner as set out in the Shareholders' Agreement.

6.
Each of the Seller and the Purchaser shall deliver, and the Seller shall procure that the Target delivers, to the Notary an executed and, to the extent required by the Notary, apostilled, power of attorney to execute the Deed of Transfer.

7.	The Seller and the Purchaser shall instruct the Notary to execute the Deed of Transfer.

8.
On the first Business Day following Completion and subject to the investigation by the Notary contemplated in Clause 6.3 of this Agreement not revealing the applicability of any relevant Dutch insolvency proceedings in respect of the entities as set out in the Notary Letter, the Notary shall distribute the Purchase Consideration to the Seller, all as set out in, and in accordance with, the Notary Letter.

Schedule 14
PERMITTED ACTIONS

Schedule 15
PROJECT FAST PROJECTIONS

Schedule 16
SELLER'S WARRANTIES

1.	Power and Authority

1.1
Each member of the Seller's Group (including, for the avoidance of doubt, the Group Companies) which is a party to any of the Transaction Documents (the "Relevant Seller Affiliates") has the requisite power and authority, and has taken all necessary corporate, partnership or other similar action, to execute, deliver and exercise its rights, and perform its obligations, under the Transaction Documents to which it is or is expressed to be a party.

1.2
The articles of association of each of the Group Companies, which have been registered with the relevant Governmental Authority (to the extent such registration is required by Law), are the articles of association of such Group Company as currently in force.

1.3
No resolution has been passed, and no action has been taken, to amend such articles of association, except for the amendment of the Target's articles of association or other organizational documents as expressly contemplated in the Transaction Documents. True, correct and complete copies of such articles of association and other organizational documents, in each case as in force as at the Signing Date, have been made available to the Purchaser in the Open Data Room.

1.4
The obligations of each Relevant Seller Affiliate under the relevant Transaction Documents are, or when such relevant Transaction Documents are executed will be, legal, valid, binding and enforceable against such Relevant Seller Affiliate in accordance with its respective terms.

1.5
The execution and delivery of, and the performance by each Relevant Seller Affiliate of its respective obligations under, the applicable Transaction Documents (including the Legal Entity Restructuring Documents) will not:

1.5.1	conflict with, or result in a breach of, any provision of the articles of association of any Relevant Seller Affiliate or any Group Company;

1.5.2
to the Seller's knowledge, conflict with, or result in any consent, notice requirement, breach of, or given to termination, a material right of payment, cancellation or acceleration of any material obligation or to the loss of a material benefit under, or result in the creation of any material right or benefit on part of any Third Party under, or result in any Encumbrances upon any of the Assets of any Group Company and any provision of any Material Contract, any other Contract which is material in the context of the Divestment Business or any Material Permit;

1.5.3
conflict with, or result in a breach of, any applicable Law or Governmental Order to which any Relevant Seller Affiliate or any Group Company is bound or submits which is material in the context of the Transaction, the Legal Entity Restructuring and the other transactions contemplated by the Transaction Documents (the "Relevant Transactions");

1.5.4
save as referred to in Clauses 5 (Conditions Precedent) or 7 (Legal Entity Restructuring), require any Relevant Seller Affiliate or any Group Company to obtain any vote, consent or approval of, or give any notice to or make any registration with, its shareholders which has not been obtained or made prior to or at the Completion Date both on an unconditional basis and on a basis which cannot be revoked (save pursuant to any legal or regulatory entitlement to revoke the same other than by reason of any misrepresentation or misstatement); or

1.5.5
save as referred to in Clauses 5 (Conditions Precedent) or 7 (Legal Entity Restructuring), require any Relevant Seller Affiliate or any Group Company to obtain any consent or approval of any Governmental Authorities.

1.6
The execution and delivery of, and the performance by each Relevant Seller Affiliate of its respective obligations under, the IP License Agreement will not conflict with any agreement or rights of any Third Party.

1.7	Each Group Company is duly organized and validly exists under the Laws of its respective jurisdiction of organization and has the requisite power to carry on its business as currently conducted.

1.8
No order has been made and no resolution has been passed for the winding-up, dissolution or liquidation of any Relevant Seller Affiliate or any Group Company or for a provisional liquidator to be appointed in respect of any Relevant Seller Affiliate or any Group Company and, so far as the Seller is aware, no petition has been presented and no meeting has been convened for the purpose of the winding-up, dissolution or liquidation of any Relevant Seller Affiliate or any Group Company. No administration order has been made and, so far as the Seller is aware, no petition for such an order has been presented in respect of any Relevant Seller Affiliate or any Group Company. No administrative or other receiver has been appointed in respect of any Relevant Seller Affiliate or any Group Company. No voluntary arrangement has been made by any Relevant Seller Affiliate or any Group Company with its respective creditors generally. Each Relevant Seller Affiliate and each Group Company is able to pay and has not stopped paying its debts as they fall due and is not, and neither the Transactions nor the consummation of any other action contemplated by the Transaction Documents could cause a Relevant Seller Affiliate or Group Company to become, insolvent or technically bankrupt under applicable Law or subject to similar conditions which require the filing for an insolvency proceeding or similar proceeding pursuant to applicable Law.

1.9
Part A (Group Companies) of Schedule 1 (Group Companies) sets forth the legal name, the jurisdiction of organization, the issued share capital and legal and beneficial ownership of each of the Group Companies and Part B (Directors and Officers) of Schedule 1 (Group Companies) sets forth the directors and secretary of each of the Group Companies, and such details are true, accurate and complete as at the Signing Date.

1.10	The Target was formed solely for the purpose of engaging in the Transactions and has not:

1.10.1	engaged in any business activities or conducted any operations;

1.10.2
paid or incurred (or agreed or committed to pay or incur) any fees, costs or expenses other than any such fees, costs or expenses which are or will be (i) Seller Transaction Expenses or (ii) included as current liabilities of the Target in the Completion Accounts; or

1.10.3	assumed (or agreed or committed to assume) any actual or contingent liabilities, in each case other than in respect of its obligations under the Transaction Documents.

1.11
There are no subsidies or grants (or other rights or benefits) from any Governmental Authority held or which have been assumed or received (or are to be held, assumed or received) by any Group Company.

1.12
During calendar year 2015, no sales of an aggregate in excess of EUR 100,000 (one hundred thousand Euros) per jurisdiction have been made by the Divestment Business into any jurisdiction outside the European Economic Area.

2.	Shares and Transferred Equity Interests

2.1
The Seller is the sole legal and beneficial owner of the Acquisition Shares and the Preferred Equity and legally and beneficially owns, directly or indirectly, all of the outstanding equity interests of the other Group Companies, with the exception of the Specified Shares (the "Transferred Equity Interests"), in each case free and clear of any Encumbrance, and there is no agreement, arrangement or obligation to create or give any such Encumbrance.

2.2
The Acquisition Shares, the Preferred Equity, the Transferred Equity Interests and the Specified Shares comprise the whole of the Target's and other Group Companies' respective issued share capital, have been duly authorized, validly issued and placed, and are fully paid or credited as fully paid.

2.3
Other than this Agreement or otherwise waived pursuant to the Transaction Documents, there is no actual or contingent agreement, arrangement or obligation requiring the creation, issue, transfer, redemption, Encumbrance or repayment of, or the grant to a Third Party of the right to require the creation, issue, transfer, redemption, Encumbrance or repayment of, any Acquisition Shares, Preferred Equity or Transferred Equity Interests (including an option or right of pre-emption or conversion).

2.4
The Seller has the right to exercise all voting and other rights in respect of the Acquisition Shares and the Seller or other Group Company indicated as the legal owner of any Transferred Equity Interests on Schedule 1 has the right to exercise all voting and other rights in respect of such Transferred Equity Interests. There is no Indebtedness of any Group Company held by any Third Party having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Transferred Equity Interests may vote.

2.5
Other than the Transferred Equity Interests, no Group Company holds any shares or other equity or debt interests in any other Person (other than any other Group Company) and no Group Company has agreed or committed to acquire or subscribe for any such share or other equity or debt interest.

3.	Historical Financial Statements; Absence of Certain Changes; No Undisclosed Liabilities; Accounting Systems and Controls; Trade Receivables; Trade Payables; Inventory

3.1
Schedule 3 (Historical Financial Statements) sets forth (i) the unaudited combined balance sheets for the Group Companies (including for purposes of this paragraph 3.1 the UK Retail Business) as of each of (a) January 31, 2015, (b) January 30, 2016 and (c) October 29, 2016 (the "Latest Balance Sheet Date"), (ii) the unaudited combined statements of income for the Group Companies for (a) the fiscal year ended January 31, 2015, (b) the fiscal year ended January 30, 2016 and (c) the nine-month period ended October 29, 2016 and (iii) the unaudited combined statements of cash flow for the Group Companies for (a) the fiscal year ended January 31, 2015 and (b) the fiscal year ended January 30, 2016 (the foregoing financial statements, collectively, the "Historical Financial Statements").

3.2
The Historical Financial Statements (a) have been prepared in good faith, (b) are based on the historical accounting practices and policies of the Group Companies and derived from the historical consolidated financial statements of the Guarantor, which are prepared in accordance with US GAAP and the accounting Records of the Group Companies, (c) have been prepared in accordance with US GAAP, except as set forth on Annex 1 (Deviations from US GAAP) to this Schedule 16 (Seller's Warranties), and in accordance with applicable Law, (d) present fairly, in all material respects, the financial position of the Group Companies, in each case as at the respective dates thereof, and their results of operations for the respective periods covered thereby, subject only to the limitations and qualifications set forth in the Historical Financial Statements (if any). The deviations from US GAAP detailed in paragraphs 4 and 5 of Annex 1 (Deviations from US GAAP) to Schedule 16 (Seller's Warranties) were applied to the preparation of Part B (Pro Forma Completion Accounts) of Schedule 2 (Completion Accounts).

3.3
To Seller's knowledge, since January 30, 2016, there has not been any effect, change, event or occurrence that has had any Material Adverse Effect. Since the Latest Balance Sheet Date, neither any Group Company nor any other member of the Seller's Group has taken or authorized any action which, if taken or authorized on or after the Signing Date, would require the consent of the Purchaser pursuant to Clause 11.1.1, 11.1.2, 11.1.4, 11.1.5, 11.1.10, 11.1.17, 11.1.18, 11.1.20, 11.1.21, 11.1.25, 11.1.29, 11.1.31 and 11.1.33 (with respect only to Encumbrances on the Acquisition Shares or the Transferred Equity Interests) or 11.1.39 (to the extent such provision relates to any of the foregoing).

3.4
Except (i) as disclosed, reflected or reserved against in the Historical Financial Statements, (ii) for Excluded Liabilities, (iii) for Liabilities and obligations incurred since the Latest Balance Sheet Date in the Ordinary Course of the Divestment Business, and (iv) for Liabilities or obligations that have been discharged or paid in full prior to Completion, no Group Company has any material Liabilities or obligations whether of the type required under US GAAP to be set forth on the latest unaudited combined balance sheets for the Group Companies or otherwise.

3.5
The Seller's Group has established and maintain a standard system of accounting established and administered in accordance with US GAAP and applicable Law (including the Sarbanes-Oxley Act Of 2002). The Seller's Group has established and maintain a system of internal controls over financial reporting ("Internal Controls System"). The Internal Controls System is designed to provide reasonable assurance (a) regarding the reliability of such financial reporting and the preparation of the financial statements of the Seller's Group in accordance with US GAAP and applicable Law (including the Sarbanes-Oxley Act Of 2002) ("Compliant Financial Statements"), (b) that (i) all material transactions of the Group Companies are executed in accordance with management's authorization, (ii) all material transactions of the Group Companies are recorded as necessary to permit the preparation of Compliant Financial Statements and to maintain accountability for its assets, (iii) access to its assets is permitted only in accordance with management's authorization, and (iv) other than the Records required to be prepared in support of US GAAP, local statutory filings and local tax filings, it does not maintain any off-the-books accounts or more than one set of accounting Records with respect to the Group Companies, and (c) that any material irregularities or inaccuracies in any financial statements or any Records underlying any financial statements would be detected.

3.6
So far as the Seller is aware, there are no significant deficiencies or material weaknesses in the design or operation of the Internal Controls System which could reasonably be expected to materially adversely affect the ability to record, process, summarize and report financial information with respect to the Group Companies in a true, timely and accurate manner and there is no fraud, whether or not material, involving senior management or other Divestment Business Employees who have a significant role in the Internal Controls System.

3.7
Each Rebate Receivable has been accrued on the Historical Financial Statements in accordance with the terms of the Contract with the relevant supplier (a "Rebate Receivable Supplier") pursuant to which the Inventory to which such Rebate Receivable relates was acquired (a "Rebate Receivable Contract") and the amount so accrued in respect of such Rebate Receivable reflects a good faith estimate of the amount expected to be realised by the relevant Group Company in respect of such Rebate Receivable. To the Seller's knowledge, each Rebate Receivable represents a valid and binding obligation of the relevant Rebate Receivable Supplier and there is no event, fact or circumstance which would prevent or delay full recovery of any such amount in accordance with the terms of the Rebate Receivable Contract. Each Rebate Receivable Contract is between a vender and one of the Group Companies and no other Person is a party to or entitled to receive any Rebate Receivable under any Rebate Receivable Contract including through any Encumbrance.

3.8
Since January 30, 2016, the Group Companies and the Seller's Group with respect to the Divestment Business, as applicable, (1) have not changed in any material respect the credit standards applied by them to any customers of the Divestment Business, (2) have applied the policies with respect to accruals of provisions for credit losses in a manner consistent in all material respects with prior practice in the Ordinary Course of the Divestment Business, (3) have maintained in all material respects their reserves for credit losses at levels consistent with prior practice in the Ordinary Course of the Divestment Business and (4) have not changed in any material respect any credit policy of the Divestment Business.

3.9
The Trade Receivables are valid receivables that arose from bona fide sales or deliveries of Inventory or services in the Ordinary Course of the Divestment Business on customary arm's-length trade terms and are genuine and enforceable in accordance with their terms. There are no set-offs, counterclaims or disputes asserted or conditions precedent to payment therefor with respect to any such Trade Receivable, and no set-off, counterclaim, dispute, discount or allowance from any such Trade Receivable has been made or agreed to, in each case, other than such set-offs, counterclaims, disputes, discounts or allowances that are usual and customary in Ordinary Course of the Divestment Business or are otherwise not material. All Trade Receivables classified as "billed accounts receivable" have been the subject of bona fide, true and correct (in all material respects) invoices relating to sales of goods and services reflected thereon, which invoices have been provided to the account debtors with respect thereto, in each case, in all material respects.

3.10
The Trade Payables reflected in the Historical Financial Statements are the only Trade Payables of the Divestment Business. Each such Trade Payable (i) arose in the Ordinary Course of the Divestment Business from the purchase of goods or services on customary trade terms, and (ii) accurately reflects all amounts owed by the Group Companies with respect to trade accounts due and other payables as of the respective dates thereof, in each case, in all material respects. No such Trade Payable will be unpaid by more than 60 (sixty) days past the due date thereof, except to the extent disputed in good faith in the Ordinary Course of the Divestment Business.

3.11
The Inventory reflected in the Historical Financial Statements is of satisfactory quality and saleable in the Ordinary Course of the Divestment Business and except as reserved, are not excessive in kind or amount in light of the requirements of such business in the 12 (twelve) months following the preparation of such Historical Financial Statements, is not slow moving, obsolete, damaged, defective or valued in excess of the lower of cost and fair market value. No such Inventory is held by any member of the Seller's Group (other than any Group Company) or the UK Retail Group on consignment or is subject to any conditional sales or title retention agreement in favour of any other Person, other than reservation or retention of title in the Ordinary Course of the Divestment Business.

4.	Real property

4.1
Part A (Owned Real Property) of Schedule 22 (Properties) sets forth the details of the owner and address of each Owned Real Property and such details are true, complete and accurate. No Owned Real Property, other than the Property owned by Staples Finland Oy located at

Pakkasraitti 10, 04360 Tuusula, Finland, which is encumbered by a mortgage for the benefit of Danske Bank Oyj, is subject to any Encumbrance (other than Permitted Encumbrances). The Group Company listed opposite each Owned Real Property in Part A (Owned Real Property) of Schedule 22 (Properties) owns good and marketable title to such Owned Real Property and has not leased or otherwise granted to any Person the right to use or occupy such Owned Real Property or any portion thereof. No Group Company is a party to any agreement, option or other right or obligation to purchase or otherwise acquire any real property or interest therein. There are no outstanding payments or other Liabilities outstanding in connection with the purchase of any Owned Real Property.

4.2
Other than the right of the Purchaser pursuant to this Agreement, to the Seller's knowledge there are no any outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein which remain outstanding.

4.3
No Group Company has any material Liabilities relating to, or any interest in, land or other real property other than the Properties. Part B (Leased Real Property) of Schedule 22 (Properties) sets forth the address, term, current tenant, current per annum rent and Guarantees (if any) of each material Leased Real Property and a true and complete list of all material leases (including all amendments, extensions, renewals, guarantees and other agreements in relation to them (the "Lease Documents")) and also indicates which are the Divestment Business Leased Real Properties. The Open Data Room contains a true and complete copy of each material Lease Document and, to the Seller's knowledge, each Lease Document is legal, valid, binding, enforceable and in full force and effect. To the Seller's knowledge, the applicable Group Company's possession and quiet enjoyment of the Leased Real Property has not been materially disturbed. To the Seller's knowledge, neither the Group Company nor any lessee party to any Lease is in material breach or material default under such Lease, and no event has occurred or circumstance exists which, with the delivery of a written notice, the passage of time or both, would constitute such a material breach or material default, or permit the termination, modification or acceleration of rent under such Lease. No security deposit or portion thereof deposited with respect to any Lease has been applied in respect of a breach or default under such Lease which has not been redeposited in full. No Group Company owes any material brokerage commissions or finder's fees with respect to any Lease. The other party to any Lease is not an Affiliate of, and otherwise does not have any economic interest in, any Group Company. No Group Company has subleased, licensed or otherwise granted any Person the right to use or occupy any Leased Real Property or any portion thereof. There are no Encumbrances (other than Permitted Encumbrances) on the estate or interest created by any Lease.

4.4
The Property comprises all of the real property which is (i) used or held for use solely or primarily in the operation or conduct of the Divestment Business and/or (ii) required for the Group Companies to carry out the Divestment Business on a stand-alone basis in the Ordinary Course. Except as disclosed or as expressly set out elsewhere in any Transaction Document, no Group Company shares the use of any Property in connection with the Retained Business or the UK Retail Business.

4.5
To the Seller's knowledge, all buildings, structures, improvements and fixtures, included in the Property (the "Improvements") are in an appropriate state of condition and repair given their age and historic use and are sufficient for the operation of the Divestment Business as carried on during the 12 (twelve) months prior to the Signing Date. So far as the Seller is aware, there are no latent defects affecting any of the Improvements which would, individually or in the aggregate, interfere in any material respect with the use or occupancy of the Improvements or any material portion thereof in the operation of the Divestment Business as carried on as at the Signing Date.

4.6
In the 12 (twelve) months prior to the Signing Date the Seller has received no written notice of any condemnation, expropriation or other proceeding for compulsory acquisition pending or, to the Seller's knowledge, threatened, affecting any Owned Real Property, any Leased Real Property, or any material portion or interest of any Owned Real Property or Leased Real Property. To the Seller's knowledge, there is no outstanding notice or dispute of a material Action involving the Group and any bona fide Third Party as to the ownership, occupation or use of any Property.

4.7
The Owned Real Property is in material compliance with all applicable building, zoning and planning Laws, and all material and mandatory insurance requirements applicable to the Owned Real Property (collectively, the "Real Property Laws") in all material respects. To the Seller's knowledge, the current use or occupancy of the Leased Real Property or operation of the Divestment Business thereon does not violate any Real Property Laws in any material respect and in the 12 (twelve) months prior to the Signing Date the Seller has not received written notice of a material violation of any Real Property Law and, to the Seller's knowledge, there is as at the Signing Date no basis for the issuance of any such notice or the taking of any action for any material violation.

5.	Contracts

5.1	The Open Data Room contains true and complete copies of each written Contract to which any Group Company is a party and:

5.1.1	the counterparty to which is a Material Customer or a Material Supplier;

5.1.2
which, in the 12 (twelve) months ended January 30, 2016, involved, or, in the 12 (twelve) months ended January 31, 2017, is reasonably expected to involve, payments on the part of a Group Company in excess of EUR 1,000,000 (one million Euros) (the "Relevant Threshold");

5.1.3	which is a UK Retail Separation Document;

5.1.4	which is a Specified Global Accounts Agreement;

5.1.5	which is a global account agreement that involves sales in excess of the Relevant Threshold during the 12 (twelve) months period ended January 30, 2016 as it relates to the Divestment Business;

5.1.6	which relates to a material acquisition, merger, joint venture, partnership or other similar agreement entered into since 1 January 2013;

5.1.7
which relates to a material disposal of assets of the Divestment Business, or the grant of any preferential rights to purchase any material assets of the Divestment Business entered into since 1 January 2013;

5.1.8
which contains any (i) exclusivity provision or any similar provision that, in each case, limits or purports to limit the ability of the Divestment Business to compete in any line of business or with any Person or in any geographic area for a period exceeding 12 (twelve) months, (ii) any most favoured nation pricing provision entered into by any Group Company for the benefit of any customer of the Divestment Business or (iii) restrictions on any Group Company carrying on the Divestment Business anywhere in the world or from expanding the Divestment Business in any way or entering into any new businesses;

5.1.9
which (i) grants any Encumbrance on any material assets of the Divestment Business (other than a Permitted Encumbrance or Encumbrances that will be released as of Completion) or (ii) evidences any material Indebtedness owed by any Group Company to any member of the Seller's Group (other than any other Group Company) or any Third Party;

5.1.10
pursuant to which (i) any Group Company has issued any material Guarantee in respect of any Liability or Lease of any member of the Seller's Group (other than any Group Company) or any UK Retail Group Company; (ii) any Third Party has issued any material Guarantee in respect of any Liability or Lease of any Group Company or (iii) any member of the Seller's Group (other than any Group Company) or any UK Retail Group Company has issued any material Guarantee in respect of any Liability or Lease of any Group Company;

5.1.11	which is a Lease that has an aggregate future Liability in excess of the Relevant Threshold;

5.1.12
the counterparty to which is a Governmental Authority and that imposes any material obligations upon the Divestment Business after Completion, other than in respect of Inventory sold in the Ordinary Course of the Divestment Business; or

5.1.13	which is a material franchise agreement.

5.2
No Group Company is in breach of, and no event has occurred that would constitute (with or without notice or the lapse of time or both) a breach by a Group Company, under any material Contract and, to the Seller's knowledge, none of the other parties to any material Contract is in breach thereof and no event has transpired that would reasonably be expected to result in any breach thereof, in all cases where such breach would reasonably be expected to be, individually or in the aggregate, materially adverse to the Divestment Business, taken as a whole.

5.3	To the Seller's knowledge, as at the Signing Date, no notice of termination has been received by any Group Company in respect of any Material Contract.

5.4
Part A (Material Customers) of Schedule 53 (Material Customers and Suppliers) contains a list of the twenty-five (25) largest customers (the "Material Customers") and Part B (Material Suppliers) of Schedule 53 (Material Customers and Suppliers) the thirty (30) largest trade suppliers (the "Material Suppliers") of the Divestment Business (in each case, as measured by turnover for the 12 (twelve) months ended January 30, 2016). To the Seller's knowledge, from January 1, 2016, none of the Material Suppliers or Material Customers (to the extent relating to the Divestment Business) has terminated or materially adjusted, or has indicated in writing an intention to terminate or materially adjust, its relationship or dealings with the Divestment Business, whether pursuant to a non-renewal or termination of any contract or otherwise and whether as a result of the Relevant Transactions or otherwise.

5.5
There is no written notice or claim from, and, so far as the Seller is aware, there is no Action pending before, or threatened by, any Material Customer with respect to such Material Customer being entitled to material rebates or other material benefits as a result of rebates or other benefits being provided by any Material Supplier to the Divestment Business.

5.6
Each material Contract is legal, valid and binding against the relevant Group Company, as the case may be, and, to the Seller's knowledge, against each other party thereto, and is in full force and effect and enforceable in accordance with the express terms thereof, except (i) to the extent that its enforceability may be subject to applicable bankruptcy, insolvency, reorganisation, moratorium and similar Law affecting the enforcement of creditors' rights generally and by general equitable principles, and (ii) to the extent invalidity, non-enforceability or termination would not reasonably be expected to be, individually or in the aggregate, materially adverse to the Divestment Business, taken as a whole.

5.7	As at the Signing Date, the Deutsche Bank Guarantee Facility has not been amended or modified since August 22, 2016.

6.	Ordinary course of business and assets

6.1
As at Completion (after giving effect to the Legal Entity Restructuring and the UK Retail Separation), the assets and rights owned or controlled by the Group Companies will, taking into account the Transitional Services Agreement, the IP Licence Agreement and the Global Accounts Agreement (and the rights granted and services to be performed thereunder), constitute all of the assets and rights necessary for the continued operation and conduct of the Divestment Business in all material respects in the Ordinary Course and on a standalone basis (such Assets, the "Acquired Assets"). Other than assets and rights where the non-availability for use by the Divestment Business would not reasonably be expected to have individually or in the aggregate a material effect on the Divestment Business, as of Completion (after giving effect to the Legal Entity Restructuring and the UK Retail Separation), the Group Companies shall own, hold and have good and valid title to, or a valid license to use or leasehold interest in, all Acquired Assets. As of Completion, the Group Companies shall not, directly or indirectly, be engaged in any business other than the

Divestment Business, or, after giving effect to the Legal Entity Restructuring, own or hold or have any responsibility for, any material Assets or Liabilities, other than the Acquired Assets and Liabilities primarily or exclusively related to the Divestment Business. As of Completion, all obligations of the Group Companies under the UK Retail Separation Documents (excluding, for the avoidance of doubt, confidentiality obligations and similar negative obligations) shall have been performed in full, and no such obligations remain to be performed by any Group Company.

6.2
To the Seller's knowledge, following Completion (after giving effect to the Legal Entity Restructuring and the UK Retail Separation), neither any member of the Seller's Group nor any member of the UK Retail Group shall (i) hold, lease or license any Acquired Asset or (ii) have any direct or indirect right, title or interest in or to any Acquired Asset other than through its ownership of the Shares in the Target.

6.3
As of Completion (after giving effect to the Legal Entity Restructuring and the UK Retail Separation), the Divestment Business Employees constitute all of the personnel that devote any material amount of their time to the conduct of the Divestment Business and the Group Companies will not have any directors, managing directors, managers, officers, employees or workers other than the Divestment Business Employees.

6.4
As of Completion (after giving effect to the Legal Entity Restructuring and the UK Retail Separation), only Divestment Business Employees and the Multi-Channel Employees are employed by the Group Companies and there are no individuals employed by the Group Companies who have been transferred from the Seller's Group to the Group Companies or claim to have been transferred in connection with the Legal Entity Restructuring or the UK Retail Separation other than any Divestment Business Employees.

6.5
The Divestment Business Employees, together with the individuals providing services contemplated by the Transitional Services Agreement, constitute all of the individuals reasonably necessary to operate the Divestment Business in the Ordinary Course.

7.	Intellectual Property, Ownership, Authorised Use

7.1
To the Seller's knowledge, no material Action is pending, or has been threatened, and no written notice has been received claiming any infringement, misappropriation, dilution or other material violation, by the Seller or any of its Affiliates of any material Intellectual Property Rights of any Person with respect to the operation or conduct of the Divestment Business. To the Seller's knowledge, no material Action is pending, or has been threatened, by the Seller or any of its Affiliates against any Person with respect to infringement, misappropriation, dilution, or other material violation of any of the material Transferring IP or material IPCO IP, and, to the Seller's knowledge, during the 12 (twelve) months prior to the Signing Date, there have been no material infringements of any material Transferring IP or IPCO IP.

7.2	To the Seller's knowledge, Part A (Transferring IP) and Part C (Licensed IP) of Schedule 28 (Intellectual Property Rights) lists all registered and applied for Transferring IP and IPCO

IP. To the Seller's knowledge, as of the completion of the Legal Entity Restructuring and the UK Retail Separation, Seller and its Affiliates will not own any Intellectual Property Rights used by the Divestment Business, except for the Group Companies under the IP License Agreement. A member of the Seller's Group is the sole and exclusive owner of all Intellectual Property Rights set forth on Part A (Transferring IP) and Part C (Licensed IP) of Schedule 28 (Intellectual Property Rights) free and clear of all Encumbrances. To the Seller's knowledge, there are no, and there have not been any, material invalidity, opposition, cancellation or infringement proceedings pending in respect of any material Transferring IP or IPCO IP. To the Seller's knowledge, all such Intellectual Property Rights are subsisting, valid and enforceable in accordance with their terms. To the Seller's knowledge, all renewal and maintenance fees and taxes due in respect of any registered Transferring IP and IPCO IP have been paid in full and each other action reasonably required to maintain any material registered Transferring IP and IPCO IP has been taken.

7.3
To the Seller's knowledge, all Persons (including current and former employees, contractors and consultants of Seller's Group or the Group Companies) who have participated in the creation, invention, modification, improvement or development of any of the Transferring IP have executed and delivered to Seller's Group or a Group Company a valid and enforceable agreement providing for the assignment by such Person to Seller's Group or a Group Company of any Intellectual Property Rights arising out of such Person's employment by, engagement by or contract with Seller's Group or a Group Company.

8.	Information Technology and Data Security

8.1
Assuming the completion of the Migration and Separation, the Transferred IT Infrastructure Systems in conjunction with the services provided under the Transitional Services Agreement are sufficient for the operation of the Divestment Business in a manner substantially similar to the manner in which the Divestment Business was operated in the 24 (twenty-four) months prior to the Signing Date. The Transferred IT Infrastructure Systems are in reasonable operating order and in the 12 (twelve) months prior to the Signing Date have been substantially fulfilling the purposes for which they were acquired without material downtime, errors, failures or breakdowns. The Seller and its Affiliates have taken commercially reasonable steps to provide for the security, continuity and integrity of the Transferred IT Infrastructure Systems and the back-up and recovery of data and information stored or contained therein and reasonably to prevent and guard against any material unauthorized access or use thereof, in each case in all material respects. To the Seller's knowledge, there have been no material unauthorized intrusions or breaches of security of any of the Transferred IT Infrastructure Systems in the 12 (twelve) months prior to the Signing Date.

8.2
With respect to the Divestment Business, the Seller's Group maintains (i) systems and processes to record and monitor any consent or refusal or withdrawal of any consent from any Person relating to the delivery of direct marketing material to such Person, and (ii) reasonably detailed records of all such consents or refusals or withdrawals, in each case to the extent sufficient for the operations of the Divestment Business as conducted in the 12 (twelve) months prior to the Signing Date.

8.3
With respect to the Divestment Business, the Seller's Group (i) maintains policies with respect to data security and data privacy (including the collection, use, storage, processing, transfer or disclosure of personal information), (ii) materially complies with and, to the Seller's knowledge, during the 12 (twelve) months prior to the Signing Date has complied in all material respects with all applicable Laws with respect to data security and data privacy and (iii) has reasonable safeguards in place to protect personal data and other sensitive data in its possession or control from unauthorized access by Persons, including the Seller's and its Affiliates' employees, independent contractors and consultants. To the Seller's knowledge, the Group Companies (i) have not received any written notice from any competent authority or any person alleging that it is in breach of any material requirement under any applicable data protection legislation or regulation; and (ii) during the 12 (twelve) months prior to the Signing Date have not experienced any material theft, breaches of security or unauthorized use, disclosure, access or intrusions of any personal information collected, maintained or stored by or on behalf of the Seller or its Affiliates in connection with the Divestment Business (or any loss, destruction, compromise or unauthorized disclosure thereof).

8.4
To the Seller's knowledge, no written notice or claim has been received from, and there is no Action pending before or, to the Seller's knowledge, threatened by, any Governmental Authority or Third Party relating to any material alleged breach of Data Security Requirements by the Group Companies with respect to the Divestment Business.

9.	Employees and Terms of Employment

9.1
Folder 19.1.1. of the Classified Data Room contains a true and complete list, in all material respects, of all Divestment Business Employees, other than the Specified Employees, with each such Divestment Business Employee's position, pay grade and annual salary as at the Signing Date.

9.2
Folder 19.1.1 of the Classified Data Room contains a true and complete list of all Specified Employees with each Specified Employee's position, base salary, and bonus opportunity as at the Signing Date.

9.3
The Classified Data Room contains copies of the standard terms and conditions of employment or employment contract applicable to Divestment Business Employees of the Group Companies in France, Germany, Italy, the Netherlands, Norway, Portugal, Sweden and the United Kingdom (the "Key Jurisdictions") as at the Signing Date.

9.4
The Classified Data Room contains true and complete copies of all collective bargaining agreements and works council agreements that relate to the Group Companies in the Key Jurisdictions as at the Signing Date. Other than such agreements, in the Key Jurisdictions no Group Company is party to, or bound by, any collective bargaining agreement, works council agreement or other agreements with any Works Council and there are no Works Councils purporting to represent or attempting to represent any Divestment Business

Employees and, to the Seller's knowledge, there have not been any actual or threatened union organizational activities with respect to any Divestment Business Employees during the 12 (twelve) months prior to the Signing Date; and there are no pending or, to the Seller's knowledge, threatened applications for certification of a collective bargaining agent seeking to represent Divestment Business Employees in the 12 (twelve) months prior to the Signing Date.

9.5
Except as required by any applicable Law, Governmental Order or collective labour agreement contained in the Data Rooms, or as otherwise contained in the Classified Data Room, there is to the Seller's knowledge no outstanding or otherwise current, written or unwritten, published or unpublished, plan, policy, practice, procedure, custom, trade practice, course of dealing or Contract that provides for compensation or benefits for any Divestment Business Employees.

9.6
To the Seller's knowledge, in the 12 (twelve) months prior to the Signing Date, each Group Company has complied with all obligations and made all payments due under employment terms and conditions (save for Benefit Plans) applicable to the Divestment Business Employees, in all material respects.

9.7
In the 12 (twelve) months prior to the Signing Date, the Group Companies have been in compliance with all applicable Laws, collective labour agreements and works council agreements relating to the Divestment Business, in each case in all material respects.

9.8	No Group Company has received any written notice of resignation, to be effective between the Signing Date and the first anniversary of the Completion Date, from any Specified Employee.

9.9
Except as Disclosed in Folder 19.2.2 of the Classified Data Room no severance payments, garden leave, termination rights or change of Control provisions in respect of any Specified Employee or a material number of Divestment Business Employees will be triggered by the Transactions.

9.10	There are no loans or guarantees made by any Group Company to or for the benefit of any Divestment Business Employees where the outstanding principal amount exceeds EUR 50,000 (fifty thousand Euros).

9.11
There is not, and since January 1, 2016, there has not been, (a) any actual or, to the Seller's knowledge, pending or threatened strike, lockout, organized work stoppage or organized labour interruption against or affecting any Group Company; or (b) any lawsuit or dispute with any Works Council against or affecting any Group Company or the Divestment Business.

9.12
There are no unfair labour practices or similar employment-related Actions against the Group Companies pending before or, to the Seller's knowledge, threatened, by any Governmental Authority in connection with the conduct of the Divestment Business.

9.13
Since January 1, 2016, no Group Company has initiated or completed the implementation of any collective dismissals regarding 20 (twenty) or more employees or implemented or entered into a social plan or severance policy with respect to any current or former Divestment Business Employees or with respect to the Divestment Business.

9.14
The litigation overview contained in Folder 12.9.4 of the Open Data Room contains details of each current and actual, and to the Seller's knowledge, threatened, material Action pending as at the Signing Date against any Group Company with respect to the Divestment Business which involves any Divestment Business Employee.

9.15
To the Seller's knowledge, in the 12 (twelve) months prior to the Signing Date, each Specified Employee has complied with, in all material respects, the non-disclosure and noncompetition obligations contained in his/her employment terms and conditions.

10.	Benefit Plans

10.1
Schedule 54 (Material Benefit Plans) contains a list of (a) all material pension, retirement, termination indemnity and death benefit or other similar plans, programs, agreements, policies, commitments or arrangements (the "Pension Benefit Plans") and (b) all material severance, retention, change in control, health and welfare, profit sharing, bonus, incentive, variable remuneration, deferred compensation, stock bonus or equity incentive or stock purchase or other similar material benefit plans, programs, agreements, policies, commitments or arrangements (the "Other Benefit Plans" and together with the Pension Benefit Plans, the "Benefit Plans"), in each case sponsored, maintained or contributed to by the Group Companies in which any Divestment Business Employee participates (or will participate as of Completion) or in respect of which the Group Companies may be required to contribute or otherwise make payments for the benefit of Divestment Business Employees or current or former directors, managing directors, managers, officers, employees or workers of the Divestment Business or otherwise with respect to which the Group Companies have any Liability. Such list is true and complete as at the Signing Date and, in relation to each Benefit Plan, separately identifies each Benefit Plan, if any, sponsored by (or expected, following the Legal Entity Restructuring and the UK Retail Separation, to be sponsored by) the Seller or one of Seller's Affiliates other than the Group Companies as a "Seller Benefit Plan".

10.2
Each Benefit Plan has been maintained in form and operated, registered and administered, in all material respects, in accordance with its terms and all applicable Laws and each Group Company, the Seller and each of their Affiliates have observed and performed its obligations under each relevant Benefit Plan.

10.3
All material employer contributions, premium payments and other funding obligations in relation to Benefit Plans required to be made under the terms of such Benefit Plans or as required under applicable Law have been made, in each case to the extent related to the period prior to Completion.

10.4	The Classified Data Room contains all material documentation in relation to the terms of the Benefit Plans and the information so provided is true and complete in all material respects.

10.5	The Classified Data Room contains a true and complete copy of the most recent actuarial valuation or funding review of each Pension Benefit Plan (if any) as at the Signing Date.

10.6
Except as Disclosed in the Classified Data Room, there are no Contracts, commitments, understandings, promises or other arrangements (whether actual or contingent, oral or written, and whether legally binding or not) with any trustee or administrator of (or other Third Party in respect of) the Pension Benefit Plans pursuant to which the Seller's Group would be required to:

10.6.1	materially increase the amount of any contribution (or other payments) to be made by the Seller's Group; or

10.6.2	provide guarantees, indemnities or other security,
or in respect of, such Pension Benefit Plans (or any member of such Pension Benefit Plans). Save as disclosed, no Pension Benefit Plan other than the Specified Benefit Plans is subject to any right (whether actual or contingent) of any such trustee or administrator (or other Third Party) to require such an increase or the provision of such guarantees, indemnities or other security to, or in respect of, any such Pension Benefit Plan (or any member of such Pension Benefit Plan).

10.7
To the Seller's knowledge, no written communication has been received from any Governmental Authority (or other Person having authority, whether by Law or Contract, in respect of any Benefit Plan) concerning any Benefit Plan relating to the current or future funding of any Benefit Plan in connection with the Relevant Transactions. So far as the Seller is aware, no material administrative investigation, audit or other administrative Proceedings by any Governmental Authority (or such other Person) are pending, threatened or in progress with respect to any Benefit Plan.

10.8
10.8    To the Seller's knowledge, no member of the Group Companies has received notice in writing from any Governmental Authority relating to any Benefit Plan or from any trustee or Person with respect to the funding of or any material dispute in relation to any of the Benefit Plans which has not been finally settled or terminated.

10.9
Neither the execution nor the delivery of this Agreement nor the consummation of the Relevant Transactions will, either alone or in conjunction with any other event (whether contingent or otherwise), accelerate the time of the payment, funding or vesting of, or increase the amount of, or result in the forfeiture of compensation or benefits under any Benefit Plan.

11.	Legal Compliance

11.1
The Group Companies maintain all material governmental, regulatory and other permits, licenses, authorizations and consents which are required by them under any applicable Law and which are necessary for carrying out the Divestment Business in the Ordinary Course (the "Material Permits"). Each Group Company has made all regulatory filings required by the Material Permits and paid all fees and assessments required by, or related to, the Material Permits, in each case, except as would not, individually or in the aggregate, be material to the Divestment Business, taken as a whole. No Material Permit has been revoked, and the Seller has not received any notice in writing of a threatened revocation, and the Seller is not aware of any investigation or review by any Governmental Authority with respect to any violation or non-compliance with any Material Permit which is pending or, threatened, and the Seller is not aware of any material breach or any circumstances which exist which could reasonably be expected to result in (a) a revocation of a Material Permit, (b) the imposition of any substantive restriction or other materially adverse condition on any Material Permit or (c) the imposition, with respect to any Material Permit, of any additional Liability to any of the Group Companies in connection with the continuation of such Material Permit beyond those currently existing, in each case, except as would not, individually or in the aggregate, be material to the Divestment Business, taken as a whole.

11.2
Each Group Company has during the 12 (twelve) months prior to the Signing Date acted in material compliance with, and is currently in material compliance with, all Laws applicable to it and/or its operations. Neither the Seller nor, to the Seller's knowledge has any Group Company, received any written notice during the 12 (twelve) months prior to the Signing Date from any Governmental Authority with respect to a material violation of and/or material failure to comply with and/or allegation that it has materially violated any Law, or requiring it to take or omit any action.

11.3
No member of the Seller's Group acting with respect to the Divestment Business, any Group Company, any director, officer, or employee of the Group, or, to the Seller's knowledge, any agent acting for or at the direction of any Group Company has during the 5 (five) years prior to the Signing Date taken any action, directly or indirectly, in violation of Anti-Bribery Laws including for the avoidance of doubt has: (a) provided, offered, gifted or promised, directly or indirectly, anything of value to any government official, political party or candidate for government office, nor provided or promised anything of value to any other Person, while knowing that all or a portion of that thing of value would or will be offered, given, or promised, directly or indirectly, to any government official, political party or candidate for government office for the purpose of (1) influencing any act or decision of such official, party or candidate in his official capacity, inducing such official, party or candidate to do or omit to do any act in violation of their lawful duty, or securing any improper advantage, or to induce or reward or (2) inducing such official, party or candidate to use his influence with his government or instrumentality to affect or influence any act or decision of such government or instrumentality, in order to assist in obtaining or retaining business for or with, or directing business to, any Person; (b) established or maintained any fund or asset that has not been recorded in the relevant corporate Records for an illegal purpose; or (c) otherwise made, offered, provided, accepted or received any bribe, rebate, payoff, influence payment, kickback, or other similar unlawful payment contrary to Anti-Bribery Laws.

11.4
To the Seller's knowledge, no director, officer or employee of, or agent acting for or on behalf of, the Seller, any Group Company or any of their Affiliates is a government official or is related to or otherwise affiliated with any government official, including as a governmental official's agent, representative or consultant.

11.5
To the Seller's knowledge, no member of the Seller's Group acting with respect to the Divestment Business, Group Company, nor any employee, officer, or director of any Group Company, nor any other Representative or agent acting for or on behalf of any Group Company: (a) has been during the 5 (five) years prior to the Signing Date or is (1) identified on any applicable official government asset freeze or economic sanctions list, including the U.S. "Specially Designated Nationals and Blocked Persons" List, the EU Consolidated List, and the UN Consolidated List and (2) directly or indirectly owned or controlled by or acting on behalf of the foregoing, whether or not identified in any such list (a "Restricted Party"); or (b) participates or has participated during the 5 (five) years prior to the Signing Date in any transaction involving or for the benefit of a Restricted Party, or any country or territory subject to country-wide or territory-wide restrictions or substantial restrictions on transactions, including the U.S. sanctions administered by OFAC and the U.S. Department of State and EU sanctions.

12.	Litigation

12.1
Other than the Specified Claims, to the Seller's knowledge, no Group Company is involved or has been involved since January 1, 2016, in any Action which involves or may involve a potential Liability for any of the Group Companies in excess of EUR 250,000 (two hundred and fifty thousand Euros) or is otherwise material to the Divestment Business. The Open Data Room contains details of each Action pending against any Group Company with respect to the Divestment Business which involves or may involve a potential Liability for any of the Group Companies in excess of EUR 250,000 (two hundred and fifty thousand Euros) or is otherwise material to the Divestment Business.

12.2
Other than the Specified Claims, there is, or since January 1, 2016 has been, no outstanding judgment, order, decree, arbitral award or decision of a Governmental Authority against a Group Company which will or is reasonably likely to involve a potential Liability for a Group Company in excess of EUR 250,000 (two hundred and fifty thousand Euros) or is otherwise material to the Divestment Business.

13.	Taxation

13.1
Each Group Company has timely paid, or has adequately provided for in the most recent audited financial statements, all Taxes that were due and payable and has not in the 5 (five) years prior to the Signing Date been and is not under any liability to pay any material penalty or fine in respect of Tax. Each Group Company has withheld and deducted all Taxes required to have been withheld and deducted as required by applicable Law. As from the date of the most recent audited financial statements, each Group Company has timely paid or adequately provided for all Taxes that were due and payable.

13.2
Each Group Company has duly and accurately, and within any appropriate time limits (including extensions of filing periods), made all Tax Returns and each Tax Return when made was complete, true and correct in all material respects and prepared in substantial compliance with applicable Law and no such Tax Return is or, to the Seller's knowledge, will be the subject of any dispute with or investigation by any Tax Authority.

13.3
No Group Company is or has in the past 5 (five) years been subject to or involved in, or has received written notice of any material audit, proceeding, visit, investigation, dispute or litigation involving or with any Tax Authority and, to the Seller's knowledge, there are no circumstances which are likely to result in any Group Company becoming liable to pay any material Tax fine or penalty.

13.4
Each Group Company is currently treated for Taxation purposes as a resident only in the country of its organization and, to the Seller's knowledge is subject to Taxation in its jurisdiction of organization only, and no Group Company has a permanent establishment in any other jurisdiction for any Taxation purpose.

13.5	None of the assets which are owned by any Group Company are the subject of any Encumbrance in favour of any Tax Authority.

13.6	Each Group Company is duly registered for the purposes of VAT or any similar Taxes in any country where such registration is required in accordance with local Tax regulations.

13.7
All transactions or arrangements involving any Group Company and any related person (including any transactions or arrangements among Group Companies) have, to the Seller's knowledge, been undertaken on terms that can be considered arm's-length in accordance with OECD standards, and all documentation required by applicable transfer pricing Laws with respect to such transactions or arrangements has been timely prepared or obtained, and, if necessary, retained. No Group Company is subject to any contractual or statutory Liability to indemnify, pay or reimburse any person (including a Tax Authority) in respect of any Liability relating to Taxation, which is the primary Liability of any other person, other than another Group Company.

13.8
No Group Company is bound by or party to any Taxation sharing, Taxation grouping or Taxation allocation agreement. No Group Company (a) has been a member of any affiliated, consolidated, combined, unitary or other similar Tax group for purposes of filing Tax Returns (other than a group the common parent of which was a Group Company or its direct parent) or (b) has any Liability for Taxes of another Person as a transferee or successor, by Contract, or otherwise, other than another Group Company.

13.9
No Group Company has been a party to, or otherwise involved in, any transaction, the main purpose, or one of the main purposes, of which was the evasion of tax, or that involved any abnormal or contrived step, produced a loss for Tax purposes with no corresponding commercial or economic loss, or was otherwise fraudulent or absent of any business reason.

13.10
No Group Company has, in the 5 (five) years prior to the Signing Date, entered into any concessions, agreements or arrangements (whether or not based on the strict and detailed applicable of the relevant legislation) with any Tax Authority (including, any arrangements for the payment of group Taxation liabilities).

13.11	No Group Company is a "passive foreign investment company" within the meaning of Section 1297 of the Internal Revenue Code.

14.	Insurance

14.1
Schedule 11 (Current Insurances) sets forth a true and complete list of all current group-wide insurance policies of the Seller's Group under which any member of the Seller's Group is entitled to benefit with respect to the Divestment Business (excluding the Insurance Policies) and specifies the insurer, the type of insurance, the coverage territory and the expiration date.

14.2	To the Seller's knowledge, the Insurance Policies comprise all insurance policies reasonably required for the Divestment Business as it is conducted by the Seller's Group at the Signing Date.

14.3
The Insurance Policies are in full force and effect, all material premiums thereon have been paid and are up to date and, to the Seller's knowledge, the members of the Seller's Group are otherwise in compliance in all material respects with such policies with respect to the Divestment Business.

14.4
To the Seller's knowledge, there are not (i) any threatened termination of any of the Insurance Policies with respect to the Divestment Business or (ii) any event, occurrence, condition or act that, with the giving of notice, the lapse of time or the occurrence or non-occurrence of any other event or condition, would entitle any insurer to terminate or cancel any of the Insurance Policies with respect to the Divestment Business.

14.5
To the Seller's knowledge, the limits of all current and historical Insurance Policies have not been materially eroded and there is no material claim pending under any of the Insurance Policies as to which coverage has been questioned, denied or disputed by the underwriters of such Insurance Policies.

14.6
To the Seller's knowledge, there are and have been no events or acts that may give rise to a material claim under the Insurance Policies with respect to the Divestment Business except as has been reported to the applicable carrier in accordance with reporting procedures governing the applicable Insurance Policy. To the Seller's knowledge, no material uninsurable loss with respect to any of the assets of the Divestment Business has occurred prior to Completion.

15.	Product liability and Recall

15.1
There is no written notice, claim or inquiry from, and there is no Action pending before or, to the Seller's knowledge, threatened by, any Third Party with respect to any applicable product liability, product safety or related Laws in respect of any product sold by the Divestment Business.

15.2
No product sold by the Divestment Business is subject to any Guarantee, warranty, or other indemnity provided by any Group Company beyond the applicable standard terms and conditions of sale applicable thereto

15.3	Since January 1, 2016, there have been no material recalls or post-sale warnings with respect to any product sold by the Divestment Business.

16.	Environment

16.1
The Seller has not received written notice of any claim, prosecution, legal proceedings, investigation or regulatory enforcement action arising out of or in connection with Environmental Law or any Environmental Permit against any Group Company which has not been discharged, determined, settled or satisfied (as applicable) during the 36 (thirty-six) months prior to the Signing Date.

16.2
Each Group Company (i) is currently in possession of all material approvals, authorizations and permits required under applicable Environmental Laws for carrying on the Divestment Business as carried on at the Signing Date ("Environmental Permits") and (ii) is in material compliance with such Environmental Permits.

16.3
Save as expressly provided for in the capital expenditure plans and/or operational budget included in the Open Data Room, no operational or capital expenditure in excess of EUR 1,000,000 (one million Euros) is required in order to comply with Environmental Law or any Environmental Permit.

17.	Records
The Records of the Group Companies (a) have been maintained during the 12 (twelve) months prior to the Signing Date in accordance with applicable Laws on records retention, (b) in all material respects accurately reflect those material transactions and other information purported to be contained therein and (c) are in possession of, or under control of, the Group Companies.

18.	No broker
No agent, broker, investment banker, financial advisor or other firm or person is entitled to any broker's, finder's, financial advisor's or other similar fee or any other commission or similar fee, or the reimbursement of expenses in connection therewith, in connection with the Transaction except for persons, if any, whose fees and expenses will be paid by any Group Company.

19.	Certain Business Relationships with Affiliates

Other than Contracts providing for compensation or employee benefits for services as an officer, director, employee or consultant of any Group Company in the Ordinary Course of the Divestment Business, copies of any written Contract which is currently in force between any Group Company, on the one hand, and a member of the Seller's Group, on the other hand, in relation to services provided to the Divestment Business where the non-availability of such services would reasonably be expected to have a material effect on the Divestment Business ("Affiliate Agreements") are available in the Open Data Room.

20.	Specified Excluded Liabilities
Other than as Disclosed in the Disclosed Information, the Group Companies have not assumed, and do not have, hold or have any responsibility for, any actual or potential Specified Excluded Liabilities.

ANNEX 1
DEVIATIONS FROM US GAAP

1.	Prior to the fiscal year 2016, the Seller's Group failed to capitalize internal labor costs related to the development of software for internal use; these costs were expensed as incurred.

2.
Prior to the fiscal year 2016, the Group Companies classified "free" products (also known as premiums) given to a customer in connection with a sales transaction as Marketing expenses. Beginning in 2016, the Group Companies classify the cost of these items in Cost of Goods Sold. This issue impacts the classification of costs on the combined statement of income; there is no impact on operating or net income for this change in classification.

3.
Prior to the fiscal year 2014, sales of postage stamps were recorded gross by some Group Companies; beginning in 2014, all Group Companies recognize the sale of these goods on a net basis. This issue impacts classification of sales and cost of goods sold on the combined statement of income; there is no impact to gross profit, operating income or net income for this change in classification.

4.	The Group Companies do not all consistently recognize revenue for the sale of product upon delivery; some recognize revenue upon shipment.

5.	The Group Companies do not all consistently recognize an estimate of sales returns upon the initiation of the sale; some recognize returns only when actually received.

6.
Upon signing the agreement to consummate the transaction, US GAAP will require a change in the classification or measurement of certain assets and liabilities. This change in classification will impact fixed assets and pension liabilities. For purposes of presenting the Historical Financial Statements and the Completion Accounts, these changes in classification will not be reflected in the underlying financial statements (so the statements will be presented on a basis that is comparable to historical periods).

Schedule 17
LIMITATION OF LIABILITY

1.	Generally

1.1	The Parties acknowledge and agree that:

1.1.1
the Warranties, the warranties given by the Purchaser in Clause 15 (Purchaser's Warranties, Covenants, Acknowledgements), the warranties given by the Guarantor in Clause 19.4 (Guarantee by Staples, Inc.) and any other warranties expressly given in any Transaction Document are the only warranties or other assurances of any kind with respect to the Transactions given by or on behalf of any Party or any other member of the Seller's Group or the Purchaser's Group; and

1.1.2
notwithstanding any other provision of this Agreement, no statement, promise or forecast (written or oral) other than those contained in this Agreement or any other Transaction Document made by or on behalf of the Seller or any member of the Seller's Group or the Purchaser's Group may form the basis of, or be pleaded in connection with, any claim by a Party under or in connection with this Agreement.

1.2
The Purchaser hereby waives all rights and remedies which, but for this provision, might otherwise be available to it in respect of any such representation, warranty or other assurance pursuant to article 7:17 of the Dutch Civil Code.

1.3	Notwithstanding any other provision of this Agreement to the contrary:

1.3.1
other than paragraphs 5 (Conduct of Third Party Claims), 10 (Double Recovery) and 11 (Purchaser Indemnitees) (if applicable) of this Schedule, this Schedule shall not apply to any Indemnity Claim or any Specified Excluded Liability Warranty Claim; and

1.3.2	no provision of this Schedule shall apply to the extent any Claim arises as a result of, or is increased or delayed by, any fraud, wilful misconduct or gross negligence.

2.	Monetary Limits

2.1
With respect to Claims for breach of, or inaccuracy in, the Warranties (other than Fundamental Warranties, Tax Claims or Specified Excluded Liability Warranty Claims) under this Agreement, such Claims shall be limited as follows:

2.1.1
the Purchaser Indemnitees shall not be entitled to recover any amount in respect of any Claim (or series of related Claims) brought under the Warranties unless the aggregate amount to which the Purchaser Indemnitees would otherwise be entitled in respect of such Claim (or series of related Claims) equals or exceeds EUR 75,000 (seventy-five thousand Euros) (the "Claim Threshold");

2.1.2
the Purchaser Indemnitees shall not be entitled to recover any amount in respect of any Claim (or series of related Claims) brought under the Warranties unless the aggregate amount to which the Purchaser Indemnitees would, subject to such Claim (or series of related Claims) meeting the Claim Threshold, otherwise be entitled exceeds EUR 1,000,000 (one million Euros), in which case the Purchaser shall be entitled to recover the entire amount of such Damages;

2.1.3
taking into account all other Claims under the Warranties, the maximum aggregate liability of the Seller for the Warranties shall be an aggregate amount equal to EUR 30,000,000 (thirty million Euros), provided that the Purchaser shall be entitled to freely elect at any time whether to satisfy a Claim wholly or partially in cash or by set-off in accordance with Clause 31.

2.2
Notwithstanding any other provision of this Agreement to the contrary, for the purpose of determining whether any breach of or inaccuracy in any Warranty has occurred and/or the Damages arising from, or in connection with, such breach or inaccuracy, any limitation or qualification as to "materiality" or "Material Adverse Effect" set forth in such Warranty shall be disregarded.

3.	Exclusions

3.1
A Party (the "indemnifying party") shall not be liable towards any Purchaser Indemnitee or Seller Indemnitee (as applicable, the "indemnified party") under this Agreement in respect of any Claim under the Warranties (other than Claims under the Fundamental Warranties, Tax Claims or Specified Excluded Liability Warranty Claims) or any Claim against any Purchaser Indemnitee, if and only to the extent that:

3.1.1
any Liability which gives rise to such Claim has been fully and unconditionally discharged prior to the Completion Date or is unconditionally provided for and paid in accordance with the Completion Accounts and the Completion Statement;

3.1.2
a breach that gives rise to such Claim is capable of remedy and, after written notice of such breach is delivered by indemnified party as contemplated in Clause 26 (Notices), is remedied within a reasonable period (not to exceed 90 (ninety) days) after the date on which such notice is received by the indemnifying party, without any fees, costs or expenses being incurred by, or any other Liability being assumed by, the indemnified party or any of its Affiliates;

3.1.3
such Claim arises solely or exclusively from any action or omission by any Group Company after the Signing Date but before the Completion Date taken or not taken at the express written request of the Purchaser; or

3.1.4
it relates to (i) the loss, non-availability or non-existence of a Relief, other than an Accounts Relief or a Purchaser's Relief, or (ii) a liability which can be set off against or otherwise mitigated by any Relief (including the surrender to a Group Company of any Relief), other than an Accounts Relief or a Purchaser's Relief, by a member of the Sellers's Group at no cost to such Group Company or the Purchaser.

3.2
The indemnifying party shall not be liable towards any indemnified party under this Agreement in respect of any Claim under the Warranties (other than Claims under any Bringdown Fundamental Warranties or the Non-Bringdown Fundamental Warranties contained in paragraphs 11.3 and 11.4 of Schedule 16 (Seller's Warranties)) or any Claim against any Purchaser Indemnitee, if and only to the extent that the Purchaser (if the indemnified party is a Purchaser Indemnitee) or the Seller (if the indemnified party is a Seller Indemnitee) was aware of the fact, matter or circumstance which forms the basis of such Claim prior to the Signing Date, it being expressly understood that the Purchaser is deemed to be aware of fact, matters, circumstances or other information Disclosed in the Disclosed Information, provided that, for the avoidance of doubt, that this paragraph 3.2 shall not apply to any Indemnity Claim.

4.	Notice of Claims and Time Limits

4.1
An indemnifying party shall not be liable in respect of a Claim unless and until notice in writing of such Claim setting out in reasonable detail the material particulars of the relevant Claim to the extent actually known by the indemnified party at that time (including, to the extent then actually known by the indemnified party, the grounds upon which such Claim is based and, to the extent actually known by the indemnified party and practical, the indemnified party's bona fide estimate of the amount claimed to be payable in respect thereof) is received by the indemnifying party from the indemnified party as soon as reasonably practicable but in any event within 20 (twenty) Business Days of directors and officers of the indemnified party becoming actually aware of facts and circumstances which have led to a Claim (provided that the failure of the indemnified party to give such notice shall not affect the indemnification obligations of any Party under this Agreement except to the extent that the indemnifying party shall have been actually and materially prejudiced as a direct result of such failure) and in any event:

4.1.1
in respect of Claims for breaches of or inaccuracies in any Warranties (other than Fundamental Warranties, Tax Claims or Specified Excluded Liability Warranty Claims) or warranties of the Purchaser in Clause 15 (Purchaser's Warranties, Covenants, Acknowledgements), prior to the date that is eighteen (18) months following the Completion Date;

4.1.2
in respect of Claims for breaches or non-performance of any covenants or obligations which are to be performed prior to Completion, prior to the date that is eighteen (18) months following the Completion Date;

4.1.3	in respect of Claims for breaches of or inaccuracies in any Fundamental Warranties, prior to the date that is the 5th (fifth) anniversary of the Completion Date; and

4.1.4
in respect of Tax Claims, the date that is 30 (thirty) calendar days following the expiry of the statute of limitations applicable for the relevant Tax Liability or Pre-Completion Seller Taxes which gives rise to the Tax Claim, provided, however, that in each such case, any Warranty, covenant or agreement in respect of which the Seller or the Guarantor may be liable under this Agreement, and the Liability with respect thereto, will survive the time at which it would otherwise terminate pursuant to this paragraph 4.1 until such Claim is finally resolved if notice of the Claim shall have been given to the indemnifying party prior to such time, provided further that no member of the Seller's Group shall be liable in respect of any Claim in respect of which a notice has been given in accordance with this paragraph 4.1 if no legal proceedings have been commenced by the Purchaser against the Seller in respect of such Claim within six (6) months following (A) in respect of a Claim to which paragraph 6 of this Schedule applies, the Liability to which such Claim relates having ceased to be contingent or conditional or (B) in respect of any other Claim, the receipt by the Seller of such notice, provided further that if any Claim is not subject to any specific time limit set out in paragraphs 4.1.1. to 4.1.4 of this Schedule 17 (Limitation of Liability), such Claim shall survive indefinitely subject only to any applicable statute of limitations imposed by mandatory Law.

4.2
With respect to any Claim that any indemnified party may have against any indemnifying party that is permitted pursuant to the terms of this Agreement, the survival periods set forth and agreed to in this paragraph 3.2 of Schedule 17 (Limitation of Liability) shall govern when any such Claim may be brought and such survival periods shall adjust the time period of the applicable statute of limitations.

5.	Conduct of Third Party Claims

5.1
Subject to paragraph 5.2, if an indemnified party actually becomes aware of any circumstance which may reasonably be expected to give rise to a claim from a Third Party which in turn may give rise to a Claim (other than a Claim set forth on Part E (Purchaser Conduct) on Schedule 42 (Certain Litigation Liabilities) or a Tax Claim) (a "Third Party Claim"), the indemnified party shall as soon as reasonably practicable (but in any event within twenty (20) Business Days) of becoming so aware and determining in its reasonable discretion that it may give rise to such a Claim give written notice thereof (including reasonable particulars of each such Third Party Claim or circumstance) to the indemnifying party; provided that the failure by any indemnified party to so notify the indemnifying party shall not relieve the indemnifying party from any indemnification obligation or other Liability that it may have to such indemnified party, except to the extent that the indemnifying party shall have been actually and materially prejudiced as a direct result of such failure.

5.1.1
To the extent that an indemnifying party is defending or prosecuting the relevant Third Party Claim pursuant to and in accordance with paragraphs 5.1.3 and 5.1.4 below, the indemnified party shall not make any admission of Liability, or any agreement or compromise with any Person in relation thereto without the prior written consent of the indemnifying party (not to be unreasonably withheld, conditioned, or delayed).

5.1.2
In the event the indemnifying party chooses to defend or prosecute the relevant Third Party Claim pursuant to paragraph 5.1.3 below, the Parties shall reasonably cooperate and shall cause their respective Affiliates to reasonably cooperate in the defense or prosecution thereof. Such cooperation shall include the provision to the indemnifying party and its Representatives access (during normal business hours and without causing undue interference to the indemnifying party's operations) to the premises, directors and employees who have knowledge of the relevant information material to the Third Party Claims, as the case may be, and access to any relevant Records within each Party's control (to the extent the same are permitted by Law, not otherwise subject to any attorney-client privilege, and not subject to confidentiality obligations) to allow the indemnifying party and its Representatives to examine the same at the indemnifying party's own expense, in each case subject to the indemnifying party and its Representatives agreeing to (i) keep all such information confidential and to use it only for the purpose of assessing the Third Party Claim and (ii) pay all reasonable Third Party costs and expenses incurred by the indemnified party in connection therewith.

5.1.3
Upon written notice delivered to the indemnified party within ten (10) days following the indemnifying party's receipt of the indemnified party's notice of a Third Party Claim, the indemnifying party may choose (but shall not be obligated) to assume the defense or prosecution of the Third Party Claim and take such action on behalf of the indemnified party as the indemnifying party deems reasonably necessary or desirable to dispute, defend, appeal, contest or deny any claim or Liability with respect to the Third Party Claim, provided that, without prejudice to the limitations set out in this Agreement, (i) the indemnifying party has irrevocably acknowledged in writing its unconditional obligation to indemnify the indemnified party for any Damages and reasonable costs with respect to such Third Party Claim, (ii) the indemnified party shall have the right to participate in the investigation, defense or prosecution thereof and to employ counsel, at its own expense, separate from the counsel employed by indemnifying party, (iii) the indemnifying party shall be liable for the reasonable and documented fees and expenses incurred by the indemnified party (including for engagement of its Representatives, including counsel) for any period during which the indemnifying party has not assumed the defense or prosecution thereof (but, subject to paragraph 5.1.4 below, not after the indemnifying party has assumed the defense or prosecution thereof) and (iv) the indemnifying party shall keep the indemnified party informed on a regular and current basis of the progress of such defense and prosecution and provide the indemnified party with copies of all relevant documents and such other relevant information as the indemnified party may reasonably request in relation to such defense or prosecution.

5.1.4
Notwithstanding the foregoing, the indemnifying party shall not be entitled to assume the defense or prosecution of any Third Party Claim and shall cease to have the right to control the investigation, defense or prosecution of such Third Party Claim after its assumption of the same (and shall, without prejudice to the limitations set out in this Agreement, be liable for the Damages and reasonable costs incurred by the indemnified party in defending or prosecuting such Third Party Claim, including fees and expenses of its Representatives (including counsel)) if the Third Party Claim (i) seeks an order, injunction or other non-monetary or equitable relief or relief for other than money damages against an indemnified party, (ii) involves a conflict of interest, which exists or would reasonably be expected to arise in the event the indemnifying party elects to control or defend any Third Party Claim, (iii) relates to or arises in connection with any criminal proceeding, (iv) involves a dispute with a Person that has a former, current or potential material business relationship with the Divestment Business or Retained Business (as applicable), (v) involves environmental matters, (vi) would reasonably be expected to result in Damages and reasonable costs which, together with all prior indemnifications made, agreed to be made or required to be made by the indemnifying party, would exceed the maximum amount for which the indemnifying party is responsible with respect to such Third Party Claim, or (vii) at the time of assumption of such defense or prosecution and thereafter, the indemnifying party fails to demonstrate its ability to conduct the investigation, defense or prosecution actively and diligently. The indemnifying party shall only be authorized to settle, compromise or discharge, or consent to a settlement of, or the entry of any judgment arising from or with respect to, any Third Party Claim, without the consent of any indemnified party if the terms of such settlement, compromise, discharge or judgement, as applicable, (i) consists solely of monetary damages for which the indemnified parties are entitled to full indemnification under this Agreement and for which the indemnifying party agrees in writing to pay (and pays) concurrently with the effectiveness of such settlement, judgment, compromise, or discharge, (ii) does not impose on any indemnified party or any of its Affiliates any continuing obligation, (iii) would not reasonably be expected to have a future adverse effect on any indemnified party or any of its Affiliates, (iv) includes, as a condition thereto, a binding, written unconditional irrevocable complete release of the indemnified parties and their respective Affiliates from all Liability with respect to such claim given by each claimant or plaintiff to such claim, (v) does not impose injunctive or other equitable relief against any indemnified party or any of its Affiliates, and (vi) does not contain a finding or admission of any wrongdoing, Liability or violation of applicable Law or violation or acknowledgment of any rights of any Person by any indemnified party or any of its Affiliates. Except as provided in the preceding sentence, no indemnifying party or any of its Affiliates shall settle or consent to the entry of any judgment without the prior approval of the indemnified parties.

5.2	To the extent the Liabilities of any Group Company under any Third Party Claim would be Liabilities set forth on Part F (Seller Conduct) of Schedule 42 (Certain Litigation Liabilities):

5.2.1
without prejudice to the remaining provisions of paragraph 5.1 of this Schedule, the Purchaser shall not be required to give notice to the Seller of such Third Party Claim pursuant to paragraph 5.1; and

5.2.2	the Seller shall be deemed to have chosen to assume the defense or prosecution of such Third Party Claim, and paragraph 5.1 shall apply accordingly.

5.3
Neither the Purchaser nor any Group Company shall make any admission of Liability, or any agreement or compromise with any Third Party, in relation to any claim from such Third Party to the extent all or part of any Liability under such claim would be a liability set forth on Part G (Seller Consent) of Schedule 42 (Certain Litigation Liabilities) without the prior written consent of the Seller (not to be unreasonably withheld, conditioned, or delayed).

6.	Contingent Liabilities
Except as expressly set forth herein, no indemnifying party shall be obliged to make payment under this Agreement in respect of any Liability which is contingent or conditional unless and until such contingent Liability ceases to be contingent or conditional. Nothing in this paragraph shall preclude the giving of notice of a Claim in respect of a Liability which is contingent or conditional within the time limit set out in paragraph 3.2 of this Schedule 17 (Limitation of Liability).

7.	Mitigation
Nothing in this Agreement limits any obligation of any person imposed by Law to take commercially reasonable steps to mitigate any Damages such person may suffer as a result of the breach by any Party of the terms of this Agreement or any fact, matter, event or circumstance which is the subject of a pending Claim and within the reasonable control of the applicable party.

8.	Recovery from Third Parties

8.1
If, before the indemnifying party pays any amount in respect of any pending Claim or Third Party Claim (other than a Tax Claim) under this Agreement, the indemnified party has actually recovered cash payments from a Third Party which indemnify or compensate the indemnified party (in whole or in part) in respect of the Damages which are the subject matter of such Claim or Third Party Claim, the indemnified party shall give prompt notice of such fact to the indemnifying party and such notice shall set forth the net amount of the proceeds of such payment (after taking into account any applicable Taxes, costs, fees and expenses, including any deductibles, increases in the future premiums and retro-premium adjustments incurred in connection with the receipt of such payment) actually received by the indemnifying party and, upon delivery of such notice, the indemnification obligations of the applicable indemnifying party hereunder in respect of such Claim or Third Party Claim, as applicable, shall be reduced to the extent of the net proceeds of such payment set forth in such notice. Except to the extent required by applicable Law, no indemnified party shall be required to file or participate in any Actions or expend any amounts to collect any such payment from any Person or to maintain any insurance policies or any minimum coverage thereunder.

8.2	If:

8.2.1
an indemnifying party makes a payment in respect of a Claim or Third Party Claim by an indemnified party (the "Damages Payment") before the indemnified party has actually recovered a cash payment from a Third Party a sum which indemnifies or compensates the indemnified party (in whole or in part) in respect of the Damages which are the subject matter of such Claim or Third Party Claim;

8.2.2
within 12 (twelve) months after the indemnified party's receipt of such payment by the indemnifying party in respect of such Claim or Third Party Claim, the indemnified party actually receives a cash payment from a third party which compensates the indemnified party (in whole or in part) in respect of the Damages which are the subject matter of such Claim or Third Party Claim (such cash payment amount, net of all Taxes, fees, costs and expenses, including any deductibles, increases in the future premiums and retro-premium adjustments incurred in connection with the receipt of such payment, the "Third Party Sum");

8.2.3	the receipt of that Third Party Sum was not taken into account in calculating the Damages Payment; and

8.2.4
the aggregate of the Third Party Sum and the Damages Payment exceeds the amount required to compensate the indemnified party in full for the Damages which gave rise to the Claim or Third Party Claim in question (such excess being the "Excess Recovery"), then the indemnified party shall, promptly on receipt of the Third Party Sum by it or the relevant Group Company, repay to the indemnifying party an amount equal to the lower of (i) the Excess Recovery and (ii) the Damages Payment.

9.	Corresponding Benefit
For the avoidance of doubt, the calculation of Loss and/or Damages shall take into account any Tax Benefit or Relief received by the Purchaser in the taxable year in which such Damages are suffered or the subsequent taxable year as a result of the matter giving rise to the corresponding Claim against the Seller (or the Guarantor) calculated on a "with and without" basis.

10.	Double Recovery
No Party, indemnified party or group of them shall be entitled to recover from the other Parties and/or the indemnifying parties more than once with respect to the same Liabilities or Damages.

10.1	The Seller will not have any liability for Damages towards a Purchaser Indemnitee to the extent, and only to the extent, any Liability which would otherwise give rise to such Claim

(other than a Claim under Clause 4) has been fully and finally taken into account as part of the:

10.1.1	Migration Costs;

10.1.2	Pension Amount;

10.1.3	Specified UK Project Costs Amount; or

10.1.4	Certain Litigation Liabilities Amount,
and settled in full in accordance with the terms of this Agreement.

11.	Purchaser Indemnitees

11.1
Certain of the specific indemnities, Warranties and reimbursement provisions in this Agreement are intended by the Seller and the Purchaser to safeguard the financial and operational strength and position of the Group Companies. Therefore, where in this Agreement a Claim against the Seller may be made by a Purchaser Indemnitee, the Seller and the Purchaser agree that if and when any compensation for Damages are paid under this Agreement that compensation should in the first place be made or paid to the Target and/or the relevant Group Companies rather than a Purchaser Indemnitee which is not a Group Company. Notwithstanding the foregoing, it is agreed that:

11.1.1
this principle shall not limit the ability of any Purchaser Indemnitee that is not a Group Company to seek and/or be awarded compensation for any Damages that such Purchaser Indemnitee may suffer in addition to the Damages suffered by the Group Companies, including Damages because a defect in the title to the Acquisition Shares or Preferred Equity or such Purchaser Indemnitee's own expenses if and when it (or its Affiliates other than the Group Companies) are sued by a Third Party, either alone or simultaneously with a claim against the Group Companies in relation to the same matters;

11.1.2
where the Damages, substance of the Claim, opportunity to recover and any other relevant factor in relation to the likely outcome of any Claim mean that the Purchaser and its Affiliates (excluding the Group Companies) are more likely to recover a larger amount as compared to the Group Companies, nothing in this paragraph 11 shall prevent the Purchaser or its Affiliates from pursuing any such Claim;

11.1.3
the Purchaser and/or its Affiliates (excluding the Group Companies) may make any Claims for Damages or otherwise concurrently with any Claims made by the Target and or Group Companies in relation to the same facts or circumstance; and

11.1.4	the Seller and the Purchaser may at any time in their absolute discretion agree on a change to the above in writing without the Target's consent for such a change.

11.2	To the extent any Group Company (other than the Target) is entitled to bring any Claim, such Claim may be brought by the Target on such Group Company's behalf.

Schedule 18
SPECIFIED EMPLOYEES

Schedule 19
DEED OF TRANSFER

Schedule 20
NOTARY LETTER

Schedule 21
DATA ROOM INDEXES

Schedule 22
PROPERTIES
Part A
OWNED REAL PROPERTY

Part B
MATERIAL LEASED PROPERTY

Part C
NON MATERIAL LEASES

Schedule 23
EQUITY COMMITMENT LETTER

Schedule 24
TRANSITIONAL SERVICES AGREEMENT

Schedule 25
IP LICENCE AGREEMENT

Schedule 26
GLOBAL ACCOUNTS AGREEMENT

Schedule 27
TAX MATTERS

1.	Interpretation

1.1	The following capitalised terms used in this Schedule shall have the following meaning:
"Accounts Relief" means any Relief which has been specifically treated as an asset in the Completion Accounts, solely to the extent such asset has actually decreased the amount of Indebtedness;
"Actual Tax Liability" means a Liability or increase in Liability of a Group Company to make an actual payment of Tax (or a payment on account of Tax) to a Tax Authority in respect of a certain accounting period which arises in consequence of an Event occurring, or in respect of or by reference to income, gains or profits earned, accrued or received on or before Completion;
"Assessment" means a claim, assessment, notice, demand or other document issued or action taken by or on behalf of a Tax Authority by which a Group Company is liable or is sought to be made liable to make a payment to a Tax Authority or to another person (whether or not the payment is primarily payable by the Group Company and whether or not the Group Company has or may have a right of reimbursement against another person) or is denied or sought to be denied a Relief or any other matter or circumstance indicating that the Purchaser or a Group Company is or may be sought to be made liable to make any payment of Taxation or denied or sought to be denied any Relief (including any request for information by a Tax Authority);
"Effective Tax Liability" means (i) the non-availability in whole or in part of any Accounts Relief and (ii) the utilisation or set-off of any Purchaser's Relief against any Tax or against income, profit or gains earned, accrued or received in circumstances where, but for such utilisation or set-off, an Actual Tax Liability would have arisen in respect of which the Seller would have been liable to the Purchaser pursuant to this Schedule. For the purpose of this definition, any available Relief other than an Accounts Relief or Purchaser's Relief shall, to the extent possible under applicable Law, be deemed to be used prior to any Accounts Relief or Purchaser Relief;
"Event" means an event, act, or transaction including the Legal Entity Restructuring and the disposal or sale of the UK Retail Business, the UK Retail Separation or the entry into the UK Retail Separation Documents;
"Overprovision" has the meaning given in paragraph 5.1 of this Schedule;
"Pre-Completion Seller Taxes" means (a) any Liability for Tax of any member of the Seller's Group (other than the Group Companies) or its Affiliates for any Tax period that is imposed on a Group Company and, (b) any Tax of any Person (other than a Group Company) imposed on a Group Company as a transferee or successor, by Contract or pursuant to any

Law, which Tax relates to an event, status or transaction occurring or existing on or before Completion;
"Pre-Completion Tax Period" means any Tax period ending on or before Completion and, in the case of a Straddle Period, the portion of such Straddle Period up to (and including) Completion;
"Purchaser's Relief" means (a) a Relief arising to a Group Company to the extent it arises in respect of an Event occurring after Completion, or in respect of or by reference to income, gains, profits earned, accrued or received after Completion or (b) a Relief arising to the Purchaser or any Affiliate (other than a Group Company) at any time;
"Refund" has the meaning given in paragraph 4.1 of this Schedule;
"Straddle Period" means any Tax period commencing on or before but ending after Completion;
"Tax Assessment Notice" has the meaning given in paragraph 8.1 of this Schedule;
"Tax Expert" means a professional services firm that has expertise in tax matters agreed between the Seller and the Purchaser or, failing such agreement within two (2) Business Days, such firm reasonably independent from the Parties as nominated by the president for the time being of the Dutch Tax Advisory Association (Nederlandse Orde van Belastingadviseurs), who shall use reasonable efforts to determine the dispute within 5 (five) Business Days and who in making its determination shall act as expert and not as arbitrator and whose decision shall be final and binding on the Parties thereto;
"Tax Liability" means any Actual Tax Liability or any Effective Tax Liability.

1.2	The value of an Effective Tax Liability shall (for the purposes of the indemnity set out in paragraph 2 of this Schedule) be as follows:

1.2.1
Where the Effective Tax Liability involves the non-availability of any Accounts Relief, the amount of the value of the Relief taken into account in computing the amount of Indebtedness, which Relief is not available, it being understood that the aggregate value in respect of all Accounts Reliefs cannot exceed EUR 1,500,000 (one million five hundred thousand Euros).

1.2.2
Where the Effective Tax Liability involves the utilisation or set-off of a Purchaser's Relief or Accounts Relief, the value of the Effective Tax Liability shall be the amount of Tax saved by such utilisation or set-off, it being understood that the aggregate value in respect of all Accounts Reliefs cannot exceed EUR 1,500,000 (one million five hundred thousand Euros).

1.3	Unless the context requires otherwise, in this Schedule a reference to a paragraph or subparagraph is a reference to a paragraph or subparagraph of this Schedule.

2.	Seller's Indemnity

2.1
Subject to paragraph 3 below, the Seller shall indemnify the Purchaser Indemnitees, and the Purchase Consideration for the Acquisition Shares shall be deemed to have been reduced by the amount of any indemnification payments, against (in each case, without duplication):

2.1.1	any Pre-Completion Seller Taxes;

2.1.2	any Actual Tax Liability;

2.1.3	the value of any Effective Tax Liability;

2.1.4	any Tax Liability arising by reason of the Legal Entity Restructuring;

2.1.5	any Tax Liability arising by reason of the disposal or sale of the UK Retail Business, UK Retail Separation or the entry into the UK Retail Separation Documents; or

2.1.6	any Liability of a Group Company for reasonable costs properly incurred by the Group Company in connection with amounts for which the Seller is liable under this paragraph 2.

2.2
In the determination of Pre-Completion Seller Taxes or an Actual Tax Liability, in the case of a Straddle Period, the portion of such Tax which relates to the portion of such taxable period ending on or before Completion shall (i) in the case of any Taxation not based upon or related to income, receipts, sales, purchases or wages, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction the numerator of which is the number of days in the taxable period ending prior to Completion and the denominator of which is the number of days in the entire taxable period, and (ii) in the case of any other Tax, be deemed equal to the amount which would be payable if the relevant taxable period ended before Completion.

3.	Exclusions

3.1	The Seller is not liable in respect of any Tax Liability to the extent that:

3.1.1	the Tax Liability was expressly taken into account in computing the amount of the Indebtedness (in each case, on a "euro for euro" basis);

3.1.2
the Tax Liability is a fine, penalty or interest attributable to a failure to pay an amount of Tax within a reasonable time after the Seller has made a payment relating to that Tax Liability in accordance with paragraph 6 below;

3.1.3
the Tax Liability is otherwise compensated for without cost to a member of the Purchaser's Group, whether under an indemnity from any other person or under a provision of applicable Law, insurance policy or otherwise howsoever;

3.1.4
the Tax Liability can be set off against or otherwise mitigated by any Relief other than an Accounts Relief or a Purchaser's Relief (including the surrender to a Group Company of any Reliefs by a member of the Seller's Group at no cost to such Group Company) available to the Group Company, provided that to the extent any such Relief is subsequently rendered unavailable due to a subsequent Assessment, the Seller shall make an appropriate reconciliation payment to the Purchaser of such item;

3.1.5
the Tax Liability is due in relation to any Tax period (or portion of any Tax period) that commences after Completion, except to the extent that such Tax Liability substantially arises from actions or events occurring in a Pre-Completion Tax Period;

3.1.6
any profits to which the Tax Liability is attributable were actually earned or received by a Group Company before Completion but were not reflected in the Completion Accounts, should have been reflected in the Completion Accounts and the economic benefit of such profits were actually retained by the relevant Group Company at Completion; or

3.1.7	the Tax Liability has been paid or discharged before Completion at no cost to, and without any Liability being incurred by, the Purchaser.

3.2
The exclusions set out in this paragraph 3 shall also apply to the Warranties set out in paragraph 13 of Schedule 16 (Seller's Warranties), with the exception of paragraph 3.1.5. The Seller will not have any Liability under the Warranties set out in paragraph 13 of Schedule 16 (Seller's Warranties) for any Tax Liability that is due in relation to any Tax period (or portion of any Tax period) that commences on the date that is 12 (twelve) months and one day following the Completion Date.

4.	Refunds

4.1
If the Purchaser or a Group Company becomes aware that a Group Company is entitled to any rebate, refund or repayment, and/or any interest, in respect of Tax (a "Refund") in connection with any period or Event on or before Completion (other than an Accounts Relief or arising as a result of the utilisation of a Purchaser's Relief), then the Purchaser (i) shall promptly notify the Seller and the Seller may upon receiving such notice, or in the absence of such notice, at any time request the auditors for the time being of the Group Company to certify the amount of such Refund, (ii) shall take, and the Purchaser shall procure that the relevant Group Company shall take, all reasonable actions to obtain the Refund and (iii) the amount of the Refund (net of any reasonable costs, expenses, or direct or indirect Taxes incurred by any Group Company in obtaining or paying over such Refund) shall (x) first be set off against any Liability of the Seller under this Agreement or any other Transaction Documents, and (y) to the extent that there is any excess, a prompt repayment shall be made to the Seller of any previous payment made by the Seller in respect of any Tax Claim and (z) to the extent there is any excess, the remainder shall be promptly, but in any event within ten (10) Business Days after the Refund is obtained, paid by the Purchaser to the Seller.

4.2
If any dispute arises under this paragraph 3.24 (Refunds), as to whether there is or has been any Refund, the Purchaser and the Seller shall attempt in good faith to reach agreement in respect thereof and, if they are unable to do so within 10 (ten) Business Days, either Party may by notice to the other require that the dispute be referred for determination to a Tax Expert. The Tax Expert may make such enquiries as he shall think fit in order to make such determination. Each party shall bear 50% (fifty percent) of the costs of obtaining the opinion of the Tax Expert with respect to each such dispute.

4.3
The Purchaser undertakes to supply and undertake to procure that a Group Company shall supply to the Seller and subsequently to the Tax Expert nominated to determine the dispute in accordance with paragraph 4.2 of this Schedule (with copies to the Seller) all documents, accounts, notices, papers and other necessary information as may be reasonably required for the purposes of making any such determination as to whether there is or has been any Refund for the purpose of this paragraph 4 (Refunds).

5.	Overprovisions

5.1
If the Purchaser or a Group Company becomes aware that any contingency or provision for Tax that was taken into account in computing the amount of the Indebtedness is an overprovision (except to the extent that such overprovision relates to the utilisation of an Accounts Relief or a Purchaser's Relief) applying the accounting policies, principles and practices adopted in relation to computing the amount of Indebtedness (an "Overprovision"), the Purchaser shall promptly notify the Seller and the Seller may upon receiving such notice, or in the absence of such notice, at any time request the auditors for the time being of the Group Company to certify the amount of such Overprovision, then after the Overprovision is realised:

5.1.1	the amount of such Overprovision shall first be set off against any Liability of the Seller in respect of any Tax Claim then outstanding;

5.1.2	to the extent there is any excess, a refund shall be made to the Seller of any previous payment or payments made by the Seller in respect of any historic Tax Claim; and

5.1.3
to the extent that any excess referred to in paragraph 5.1.2 is not exhausted, the remainder of such excess shall be set against any future payments to be made by the Seller in respect of any future Tax Claim.

5.2	If any dispute arises under this paragraph 5 (Overprovisions) as to whether there is or has been any Overprovision, the provisions of paragraph 4.2 and 4.3 shall mutatis mutandis apply.

5.3
For the avoidance of doubt, the Seller acknowledges that the aggregate value of all deferred Tax assets included in the computation of the amount of Indebtedness will be limited to EUR 1,500,000 (one million five hundred thousand Euros) and in the event that the actual value of such deferred Tax assets is greater than the EUR 1,500,000 (one million five hundred thousand Euros), the excess over EUR 1,500,000 (one million five hundred thousand Euros)

will not be deemed to reduce any contingency or provision causing an Overprovision for the purpose of this paragraph 5.

5.4	To the extent that any Overprovision is a Refund, the provisions of paragraph 4 shall apply to such Overprovision.

6.	Due Date for Payment

6.1
The due date for a payment to be made by the Seller under this Schedule shall be within 10 (ten) Business Days after the date on which notice setting out the amount due is received by the Seller from the Purchaser or, if later:

6.1.1
in the case of a liability under subparagraphs 2.1.1, 2.1.2, 2.1.4 or 2.1.5 above, 5 (five) Business Days before the due date for payment of the relevant Pre-Completion Seller Tax or Actual Tax Liability that has been issued on the basis of the agreement, compromise or settlement reached with a Tax Authority, appellate body or court in respect of the Pre-Completion Seller Tax or Actual Tax Liability;

6.1.2	in the case of a of Liability under subparagraph 2.1.6 above, 5 (five) Business Days before the Purchaser or the relevant Group Company becomes liable to pay the costs;

6.1.3	in the case of the non-availability of an Accounts Relief, the date on which the Tax or the amount in respect of Tax would have been repaid but for that non-availability;

6.1.4
in the case of the utilisation or set-off of a Purchaser's Relief, the date on which the Tax in question would have been due and payable (without any interest, penalty, fine or surcharge arising in respect of it) but for such utilisation or set-off.

7.	Tax Affairs

7.1
The Seller or its duly authorised agent shall (at the sole cost and expense of the Seller) be entitled to prepare, submit to and negotiate and agree with the relevant Tax Authority all Tax Returns for each Pre-Completion Tax Period. For this purpose, the Purchaser shall, or shall procure that the Group Companies shall:

7.1.1
timely make such claims, surrenders, disclaimers and elections and give such notice or consent and do such other things as were expressly taken into account in computing a provision for Tax in the Completion Accounts and may reasonably be directed in writing by the Seller, provided that any such claim, surrender, disclaimer, election, notice, consent or other thing does not subject the Purchaser or the relevant Group Company to any material cost or expense (unless reimbursed by Seller); and

7.1.2	take such reasonable action (including signing, authorising and submitting Tax Returns) as is necessary or desirable to give effect to this paragraph 7 (Tax Affairs).

7.2	With respect to Tax Returns prepared by the Seller in accordance with paragraph 7.1, the Seller shall, and shall procure that its duly authorized agent shall:

7.2.1
deliver to the Purchaser for comments each such Tax Return at least 20 (twenty) Business Days before the intended submission to the relevant Tax Authority and incorporate all the Purchaser's reasonable comments concerning the Tax Returns made within 15 (fifteen) Business Days after the date of receipt of the draft Tax Return;

7.2.2
keep the Purchaser informed of any correspondence and negotiations regarding the Tax Returns that would reasonably affect the Purchaser, any member of the Purchaser's Group, or any Group Company's liability under this Agreement or the Tax position of the Purchaser, any member of the Purchaser's Group or a Group Company;

7.2.3
provide details of any proposed agreement with a Tax Authority in respect of a Tax Return to the Purchaser at least 20 (twenty) Business Days before the proposed conclusion of the agreement and incorporate all the Purchaser's reasonable comments concerning such proposed agreement made within 15 (fifteen) Business Days after the date of receipt of the proposed agreement; and

7.2.4
not agree, settle or compromise the Tax Return with any Tax Authority or other person in a manner that could reasonably be expected to affect the Purchaser's, any member of the Purchaser's Group, any Group Company's Liability under this Agreement or the Tax position of the Purchaser, any member of the Purchaser's Group or a Group Company without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed).

7.3
The Purchaser shall, or shall procure that each Group Company shall, prepare all other Tax Returns that such Group Company is required to file with respect to any Pre-Completion Tax Period in a manner which is consistent with past practice or this Agreement, which includes a timely filing in accordance with the relevant Tax rules and regulations. If such a Tax Return relates to (i) a Straddle Period or (ii) a Tax Return for which the Seller does not elect to exercise their rights in paragraph 7.1 above the Purchaser shall, and shall procure that each Group Company shall:

7.3.1
deliver to the Seller for comments each such Tax Return which they intend or a Group Company intends to submit to a Tax Authority at least 20 (twenty) Business Days before the intended submission to the relevant Tax Authority and consider in good faith all the Seller's reasonable comments concerning the Tax Returns made within 15 (fifteen) Business Days after the date of receipt of the draft Tax Return;

7.3.2
keep the Seller informed of any correspondence and negotiations regarding the Tax Returns that would reasonably affect the Seller's liability under this Agreement or the Tax position of the Seller's Group;

7.3.3
provide details of any proposed agreement with a Tax Authority in respect of a Tax Return to the Seller at least 20 (twenty) Business Days before the proposed conclusion of the agreement and incorporate all the Seller's reasonable comments concerning such proposed agreement made within 15 (fifteen) Business Days after the date of receipt of the proposed agreement; and

7.3.4
not agree, settle or compromise the Tax Return with any Tax Authority or other person in a manner that would reasonably affect the Seller's liability under this Agreement or the Tax position of the Seller's Group without the prior written consent of the Seller (not to be unreasonably withheld or delayed).

7.4
Paragraph 7.3 shall mutatis mutandis apply to the preparation, finalisation or implementation of any transfer pricing report that relates, in whole or in part, to any taxable period that would (partly) fall within the period up to and including December 31, 2016, irrespective whether or not the Purchaser or a Group Company intends to submit such report to any Tax Authority.

7.5
Neither the Purchaser nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return, Tax election, accounting period or accounting method of each Group Company with respect to a Pre-Completion Tax Period to the extent such action would reasonably affect the Seller's liability under this Agreement or the Tax position of the Seller's Group without the prior written consent of the Seller, which consent shall not be unreasonably withheld or delayed.

7.6
The Seller and the Purchaser shall keep each other informed of all matters relating to the Tax Returns that relate to any period in which Seller is a shareholder of the Target and deliver to each other copies of all correspondence sent to, or received from, the relevant Tax Authority relating to such Tax Returns, delivery to be effected promptly on despatch or, as the case may be, receipt.

7.7
Unless otherwise provided in this Agreement, in respect of any action of assistance undertaken in accordance with this paragraph 7 the Parties agree that each Party shall bear its own costs and expenses, and Parties shall not be entitled to any reimbursement thereon.

8.	Tax Conduct

8.1
If the Purchaser or any Group Company becomes aware of any matter or circumstance which constitutes or which would or might give rise to a Tax Claim (including any Assessment), the Purchaser shall, or shall procure that the relevant Group Company shall as soon as reasonably practicable, and in any event within 10 (ten) calendar days of becoming aware, give written notice thereof (including reasonable particulars of the matter or circumstance) to the Seller ("Tax Assessment Notice"); provided, however, that no delay in delivering a Tax Assessment Notice will relieve the Seller from any indemnification obligation under this Schedule unless, and solely to the extent that, the Seller is actually prejudiced by such delay.

8.2
Subject to paragraphs 8.3 and 8.4 below, the Purchaser shall, or shall procure that the relevant Group Company shall, at the sole cost and expense of the Seller, take any reasonable action and institute any proceedings as the Seller may reasonably request to respond to inquiries or to avoid, dispute, resist, appeal, compromise, defend, remedy or mitigate the matter (or postpone any Tax concerned) and, only with respect to proceedings that solely relate to Taxes for Pre-Completion Tax Periods (excluding, for this purpose, any Straddle Periods), if the Seller requests in writing and indemnifies the relevant Group Company and the Purchaser to the reasonable satisfaction of the Purchaser against all Damages (including any additional Tax, except additional Tax due in relation to any period after Completion as a result of the use of a Relief, other than an Accounts Relief or a Purchaser's Relief, during a Pre-Completion Tax Period) which may be suffered or incurred as a consequence of any action taken in accordance with this paragraph 8.2, at the Seller's expense, allow the Seller to control the conduct of the proceedings to respond to, avoid, dispute, defend, appeal, compromise, contest, deny or settle any Assessment or claim on behalf of the relevant Group Company with the relevant Tax Authority or any appellate body or court. The Seller shall, and shall procure that its duly authorized agent (at the sole cost and expense of the Seller):

8.2.1	respond to inquiries and conduct any negotiations or proceedings within the time allowed under Applicable Law;

8.2.2	conduct such proceeding diligently and in good faith and in a manner so as to not unreasonably delay the resolution of such proceeding;

8.2.3
submit to the Purchaser for comments each document, appeal or correspondence which they or the relevant Group Company intends to submit to a Tax Authority, appellate body or court as soon as reasonably practicable, and sufficiently in advance of the expiry of the relevant time limit to file the relevant document, appeal or correspondence (or, in the absence of such time limit, before the intended submission) to the relevant Tax Authority, appellate body or court to allow the Purchaser to review and comment;

8.2.4	take account of all the Purchaser's reasonable comments concerning the document, appeal or correspondence;

8.2.5
keep the Purchaser fully informed of any correspondence and negotiations regarding the Assessment or proceeding, including permitting the Purchaser to attend any meetings with the relevant Tax Authority, and deliver to the Purchaser copies of all correspondence sent to, or received from, any Tax Authority, appellate body or court relating to the relevant proceeding, delivery to be effected promptly on despatch or, as the case may be, receipt;

8.2.6
provide details of any proposed agreement with a Tax Authority in respect of a negotiation or proceeding to the Purchaser reasonably in advance of the proposed conclusion of the agreement and take account of all the Purchaser's reasonable comments concerning such proposed agreement, and

8.2.7
and where the Seller has exercised its rights under this paragraph 8.2 the Purchaser agrees that subject to the provisions of paragraph 8.3 below, it shall not, and shall procure that the relevant Group Company shall not, admit liability in respect of, or agree, settle or compromise, the matter with any Tax Authority, appellate body or court or other person without the prior written consent of the Seller (not to be unreasonably withheld or delayed).

8.3	Notwithstanding the provisions of paragraph 8.2 above, the Seller shall not take or procure the taking of the following actions:

8.3.1
agreeing to the settlement or compromise of any Assessment or any proposal for the same which could reasonably be expected to adversely affect the future liability to Tax of a Group Company, the Purchaser or any member of the Purchaser's Group without the prior written consent of the Purchaser (not to be unreasonably withheld or delayed);

8.3.2
contesting any Assessment before any tribunal, court or other appellate body unless, at the sole expense of the Seller, the Seller obtains the written advice of a Tax Expert after disclosure of all relevant information and documents and having regard to all the circumstances, that contesting such Assessment is reasonably likely to result in an outcome that would materially reduce the liability to Tax of the Seller and/or the Group Company;

8.3.3
taking any action or procuring the taking of any action which the Purchaser reasonably considers could reasonably be expected (i) to adversely affect the future liability to Tax of a Group Company, the Purchaser or any member of the Purchaser's Group or (ii) to be prejudicial to the Tax, commercial or financial interests or the business of a Group Company, the Purchaser or any member of the Purchaser's Group, or any person connected with them, or the normal administration and conduct of the Tax affairs of any Group Company, the Purchaser or any member of the Purchaser's Group, or any person connected with them or any dealing they may have with a Tax Authority or (iii) is unreasonable or contrary to the legal obligations of a Group Company, the Purchaser or any member of the Purchaser's Group, or any person connected with any of them or (iv) is not reasonably likely to result in an outcome that would materially reduce the Seller's liability pursuant to this Schedule; or

8.3.4
taking any action against any person who is at the time in question either an employee or director of any Group Company or any member of the Purchaser's Group, or any company that is at the time in question a member of the Purchaser's Group.

8.4
If (i) the Seller does not elect to exercise their rights in paragraph 8.2 above within 15 (fifteen) Business Days of receipt of a Tax Assessment Notice or has failed to indemnify the relevant Purchaser Indemnitee in accordance with paragraph 8.2 above or (ii) the proceeding relates, but not solely relates, to one or more Pre-Completion Tax Periods, the Purchaser shall, and shall procure that the relevant Group Company shall (at the cost and expense of the Seller to the extent that the relevant action relates to a Pre-Completion Tax Period):

8.4.1	respond to inquiries and conduct any negotiations or proceedings within the time allowed under Applicable Law;

8.4.2	conduct such proceeding diligently and in good faith and in a manner so as to not unreasonably delay the resolution of such proceeding;

8.4.3
submit to the Seller for comments each document, appeal or correspondence which they or the relevant Group Company intends to submit to a Tax Authority, appellate body or court as soon as reasonably practicable, and sufficiently in advance of the expiry of the relevant time limit to file the relevant document, appeal or correspondence (or, in the absence of such time limit, before the intended submission) to the relevant Tax Authority, appellate body or court to allow the Seller to review and comment;

8.4.4	take account of all the Seller's reasonable comments concerning the document, appeal or correspondence;

8.4.5
keep the Seller fully informed of any correspondence and negotiations regarding the Assessment or proceeding, including permitting the Seller to attend any meetings with the relevant Tax Authority, and deliver to the Seller copies of all correspondence sent to, or received from, any Tax Authority, appellate body or court relating to the relevant proceeding, delivery to be effected promptly on despatch or, as the case may be, receipt;

8.4.6
in the case of a proceeding that relates to both one or more Tax periods ending on or before Completion and one or more Straddle Periods and periods commencing after Completion, use commercially reasonable efforts to cause such proceeding to be divided into two proceedings, one that relates solely to Tax periods ending on or before the Completion Date and that is subject to paragraphs 8.2 and 8.3, and another that relates solely to the other periods and is subject to this paragraph 8.4;

8.4.7
provide details of any proposed agreement with a Tax Authority in respect of a negotiation or proceeding to the Seller reasonably in advance of the proposed conclusion of the agreement and take account of all the Seller's reasonable comments concerning such proposed agreement; and

8.4.8
not, and shall procure that the relevant Group Company shall not, admit liability in respect of, or agree, settle or compromise, the matter with any Tax Authority, appellate body or court or other person to the extent the matter could reasonably be expected to materially adversely affect the Liability to Tax of the Seller pursuant to this Agreement without the prior written consent of the Seller (not to be unreasonably withheld or delayed).

9.	Tax information and assistance

9.1	For the avoidance of doubt, Clause 12.14 of this Agreement applies to any action or procedure under this Schedule 27 (Tax Matters), including paragraphs 7 and 8 hereof.

9.2
In respect of the handling of the Tax matters set out in this Schedule, the Seller and the Purchaser shall reasonably cooperate with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), books of account, or other materials necessary or helpful for the preparation of relevant Tax Returns, the conduct of audit examinations or the defense of claims by Tax Authorities as to the imposition of Taxes.

9.3
The Purchaser acknowledges that the Seller's Group will continue to have certain Tax reporting requirements in relation to any ownership of shares in the Group Company, including for US tax purposes. The Purchaser shall procure, or shall procure that the Group Companies shall procure, that the Seller has reasonable access to all relevant information, including the furnishing or making available during normal business hours of records, personnel (as reasonably required), to prepare its Tax Returns in accordance with relevant Tax rules and regulations, for the period continuing through the end of a fiscal year in which the Seller would have terminated its ownership of any shares in the Group Company.

Schedule 28
INTELLECTUAL PROPERTY RIGHTS
Part A
TRANSFERRING IP
PART A1
TRADEMARKS ALREADY VESTED IN THE GROUP COMPANIES

PART A2
TRADEMARKS TO BE ASSIGNED BY THE SELLER TO THE GROUP COMPANIES

PART A3
DOMAIN NAMES REGISTERED IN THE NAME OF GROUP COMPANIES

PART A4
DOMAIN NAMES TO BE ASSIGNED BY THE SELLER TO THE GROUP COMPANIES

PART A5
DESIGN RIGHTS / PATENTS TO BE ASSIGNED BY THE SELLER TO THE GROUP COMPANIES

PART A6
SOCIAL MEDIA ACCOUNTS AND MOBILE APPLICATIONS

Part B
RETAINED IP

Part C
LICENSED IP

Schedule 29
MIGRATION

Schedule 30
SPECIFIED SOFTWARE

Schedule 31
RESTRICTED TERRITORY COUNTRIES
Albania
Andorra
Armenia
Austria
Azerbaijan
Belarus
Belgium
Bosnia and Herzegovina
Bulgaria
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Georgia
Germany
Greece
Hungary
Iceland
Republic of Ireland
Italy
Kazakhstan

Kosovo
Latvia
Liechtenstein
Lithuania
Luxembourg
Former Yugoslav Republic of Macedonia
Malta
Moldova
Monaco
Montenegro
The Netherlands
Norway
Poland
Portugal
Republic of Cyprus
Romania
Russia
San Marino
Serbia
Slovakia
Slovenia
Spain
Sweden
Switzerland
Turkey

Ukraine
United Kingdom
Vatican City

Schedule 32
LITIGATION LIABILITIES

Schedule 33
MULTI-CHANNEL EMPLOYEES

Schedule 34
SPECIFIED PROJECTS
Part A
SPECIFIED UK PROJECT
Part B
SPECIFIED GERMAN PROJECT

Schedule 35
CERTAIN INDEMNIFIED MATTERS

Schedule 36
CERTAIN ACCOUNTING MATTERS

Schedule 37
REAL ESTATE PERMITTED ACTIONS

Schedule 38
TSA EMPLOYEES

Schedule 39
RESERVED MATTER

Schedule 40
ACTUAL KNOWLEDGE
Part A
PURCHASER’S KNOWLEDGE
Part B
SELLER KNOWLEDGE PARTIES
Part C
ADDITIONAL SELLER KNOWLEDGE PARTIES

Schedule 41
SPECIFIED INCENTIVE ARRANGEMENTS
Part A
SPECIFIED INCENTIVE ARRANGEMENTS
Part B
INDEBTEDNESS OF SPECIFIED INCENTIVE ARRANGEMENTS

Schedule 42
CERTAIN LITIGATION LIABILITIES
Part A
DEFINITIONS
Part B
RETAINED AND SHARED LIABILITIES
Part C
ASSUMED LIABILITIES
Part D
SPECIFIED CLAIMS
Part E
PURCHASER CONDUCT
Part F
SELLER CONDUCT
Part G
SELLER CONSENT

Schedule 43
PENSION AMOUNT
Part A
ESTIMATED PENSION AMOUNT
Part B
PENSION AMOUNT

Schedule 44
INSOLVENT

Schedule 45
PROHIBITED THIRD PARTY BUYERS

Schedule 46
ADDITIONAL SPECIFIED ACTIONS

Schedule 47
SPECIFIED GLOBAL ACCOUNTS

Schedule 48
STAPLES EUROPEAN LEADERSHIP TEAM

Schedule 49
SALARY THRESHOLD

Schedule 50
SPECIFIED PROCEEDINGS

Schedule 51
SPECIFICALLY INDEMNIFIED MATTERS

Schedule 52
NOTICES

Schedule 53
MATERIAL CUSTOMERS AND SUPPLIERS
Part A
MATERIAL CUSTOMERS
Part B
MATERIAL SUPPLIERS

Schedule 54
MATERIAL BENEFIT PLANS